# 2 0 1 2



# amazon.com

## ANNUAL REPORT



To our shareowners:

As regular readers of this letter will know, our energy at Amazon comes from the desire to impress customers rather than the zeal to best competitors. We don't take a view on which of these approaches is more likely to maximize business success. There are pros and cons to both and many examples of highly successful competitor-focused companies. We do work to pay attention to competitors and be inspired by them, but it is a fact that the customer-centric way is at this point a defining element of our culture.

One advantage – perhaps a somewhat subtle one – of a customer-driven focus is that it aids a certain type of proactivity. When we're at our best, we don't wait for external pressures. We are *internally* driven to improve our services, adding benefits and features, before we have to. We lower prices and increase value for customers before we have to. We invent before we have to. These investments are motivated by customer focus rather than by reaction to competition. We think this approach earns more trust with customers and drives rapid improvements in customer experience – importantly – even in those areas where we are already the leader.

"Thank you. Every time I see that white paper on the front page of Amazon, I know that I'm about to get more for my money than I thought I would. I signed up for Prime for the shipping, yet now I get movies, and TV and books. You keep adding more, but not charging more. So thanks again for the additions." We now have more than 15 million items in Prime, up 15x since we launched in 2005. Prime Instant Video selection tripled in just over a year to more than 38,000 movies and TV episodes. The Kindle Owners' Lending Library has also more than tripled to over 300,000 books, including an investment of millions of dollars to make the entire *Harry Potter* series available as part of that selection. We didn't "have to" make these improvements in Prime. We did so proactively. A related investment – a major, multi-year one – is Fulfillment by Amazon. FBA gives third-party sellers the option of warehousing their inventory alongside ours in our fulfillment center network. It has been a game changer for our seller customers because their items become eligible for Prime benefits, which drives their sales, while at the same time benefitting consumers with additional Prime selection.

We build automated systems that look for occasions when we've provided a customer experience that isn't up to our standards, and those systems then proactively refund customers. One industry observer recently received an automated email from us that said, "We noticed that you experienced poor video playback while watching the following rental on Amazon Video On Demand: Casablanca. We're sorry for the inconvenience and have issued you a refund for the following amount: $2.99. We hope to see you again soon." Surprised by the proactive refund, he ended up writing about the experience: "Amazon 'noticed that I experienced poor video playback...' And they decided to give me a refund because of that? Wow...Talk about putting customers first."

When you pre-order something from Amazon, we guarantee you the lowest price offered by us between your order time and the end of the day of the release date. "I just received notice of a $5 refund to my credit card for pre-order price protection. . . What a great way to do business! Thank you very much for your fair and honest dealings." Most customers are too busy themselves to monitor the price of an item after they pre-order it, and our policy could be to require the customer to contact us and ask for the refund. Doing it proactively is more expensive for us, but it also surprises, delights, and earns trust.

We also have authors as customers. Amazon Publishing has just announced it will start paying authors their royalties monthly, sixty days in arrears. The industry standard is twice a year, and that has been the standard for a long time. Yet when we interview authors as customers, infrequent payment is a major dissatisfier. Imagine how you'd like it if you were paid twice a year. There isn't competitive pressure to pay authors more than once every six months, but we're proactively doing so. By the way – though the research was taxing, I struggled through and am happy to report that I recently saw many Kindles in use at a Florida beach. There are five generations of Kindle, and I believe I saw every generation in use except for the first. Our business approach is to sell premium hardware at roughly breakeven prices. We want to make money when people use our devices – not when people buy our devices. We think this aligns us better with customers. For example, we don't need our customers to be on the upgrade treadmill. We can be very happy to see people still using four-year-old Kindles!

I can keep going – Kindle Fire's FreeTime, our customer service Andon Cord, Amazon MP3's AutoRip – but will finish up with a very clear example of internally driven motivation: Amazon Web Services. In 2012, AWS announced 159 new features and services. We've reduced AWS prices 27 times since launching 7 years ago, added enterprise service support enhancements, and created innovative tools to help customers be more efficient. AWS Trusted Advisor monitors customer configurations, compares them to known best practices, and then notifies customers where opportunities exist to improve performance, enhance security, or save money. Yes, we are actively telling customers they're paying us more than they need to. In the last 90 days, customers have saved millions of dollars through Trusted Advisor, and the service is only getting started. All of this progress comes in the context of AWS being the widely recognized leader in its area – a situation where you might worry that external motivation could fail. On the other hand, internal motivation – the drive to get the customer to say "Wow" – keeps the pace of innovation fast.

Our heavy investments in Prime, AWS, Kindle, digital media, and customer experience in general strike some as too generous, shareholder indifferent, or even at odds with being a for-profit company. "Amazon, as far as I can tell, is a charitable organization being run by elements of the investment community for the benefit of consumers," writes one outside observer. But I don't think so. To me, trying to dole out improvements in a just-in-time fashion would be too clever by half. It would be risky in a world as fast-moving as the one we all live in. More fundamentally, I think long-term thinking squares the circle. Proactively delighting customers earns trust, which earns more business from those customers, even in new business arenas. Take a long-term view, and the interests of customers and shareholders align.

As I write this, our recent stock performance has been positive, but we constantly remind ourselves of an important point – as I frequently quote famed investor Benjamin Graham in our employee all-hands meetings – "In the short run, the market is a voting machine but in the long run, it is a weighing machine." We don't celebrate a 10% increase in the stock price like we celebrate excellent customer experience. We aren't 10% smarter when that happens and conversely aren't 10% dumber when the stock goes the other way. We want to be weighed, and we're always working to build a heavier company.

As proud as I am of our progress and our inventions, I know that we will make mistakes along the way – some will be self-inflicted, some will be served up by smart and hard-working competitors. Our passion for pioneering will drive us to explore narrow passages, and, unavoidably, many will turn out to be blind alleys. But – with a bit of good fortune – there will also be a few that open up into broad avenues.

I am incredibly lucky to be a part of this large team of outstanding missionaries who value our customers as much as I do and who demonstrate that every day with their hard work. As always, I attach a copy of our original 1997 letter. Our approach remains the same, and it's still Day 1.



Jeffrey P. Bezos
Founder and Chief Executive Officer
Amazon.com, Inc.
April 2013



# 1997 LETTER TO SHAREHOLDERS
**(Reprinted from the 1997 Annual Report)**

To our shareholders:

Amazon.com passed many milestones in 1997: by year-end, we had served more than 1.5 million customers, yielding 838% revenue growth to $147.8 million, and extended our market leadership despite aggressive competitive entry.

But this is Day 1 for the Internet and, if we execute well, for Amazon.com. Today, online commerce saves customers money and precious time. Tomorrow, through personalization, online commerce will accelerate the very process of discovery. Amazon.com uses the Internet to create real value for its customers and, by doing so, hopes to create an enduring franchise, even in established and large markets.

We have a window of opportunity as larger players marshal the resources to pursue the online opportunity and as customers, new to purchasing online, are receptive to forming new relationships. The competitive landscape has continued to evolve at a fast pace. Many large players have moved online with credible offerings and have devoted substantial energy and resources to building awareness, traffic, and sales. Our goal is to move quickly to solidify and extend our current position while we begin to pursue the online commerce opportunities in other areas. We see substantial opportunity in the large markets we are targeting. This strategy is not without risk: it requires serious investment and crisp execution against established franchise leaders.

*It's All About the Long Term*

We believe that a fundamental measure of our success will be the shareholder value we create over the *long term*. This value will be a direct result of our ability to extend and solidify our current market leadership position. The stronger our market leadership, the more powerful our economic model. Market leadership can translate directly to higher revenue, higher profitability, greater capital velocity, and correspondingly stronger returns on invested capital.

Our decisions have consistently reflected this focus. We first measure ourselves in terms of the metrics most indicative of our market leadership: customer and revenue growth, the degree to which our customers continue to purchase from us on a repeat basis, and the strength of our brand. We have invested and will continue to invest aggressively to expand and leverage our customer base, brand, and infrastructure as we move to establish an enduring franchise.

Because of our emphasis on the long term, we may make decisions and weigh tradeoffs differently than some companies. Accordingly, we want to share with you our fundamental management and decision-making approach so that you, our shareholders, may confirm that it is consistent with your investment philosophy:

- We will continue to focus relentlessly on our customers.
- We will continue to make investment decisions in light of long-term market leadership considerations rather than short-term profitability considerations or short-term Wall Street reactions.
- We will continue to measure our programs and the effectiveness of our investments analytically, to jettison those that do not provide acceptable returns, and to step up our investment in those that work best. We will continue to learn from both our successes and our failures.

- We will make bold rather than timid investment decisions where we see a sufficient probability of gaining market leadership advantages. Some of these investments will pay off, others will not, and we will have learned another valuable lesson in either case.
- When forced to choose between optimizing the appearance of our GAAP accounting and maximizing the present value of future cash flows, we'll take the cash flows.
- We will share our strategic thought processes with you when we make bold choices (to the extent competitive pressures allow), so that you may evaluate for yourselves whether we are making rational long-term leadership investments.
- We will work hard to spend wisely and maintain our lean culture. We understand the importance of continually reinforcing a cost-conscious culture, particularly in a business incurring net losses.
- We will balance our focus on growth with emphasis on long-term profitability and capital management. At this stage, we choose to prioritize growth because we believe that scale is central to achieving the potential of our business model.
- We will continue to focus on hiring and retaining versatile and talented employees, and continue to weight their compensation to stock options rather than cash. We know our success will be largely affected by our ability to attract and retain a motivated employee base, each of whom must think like, and therefore must actually be, an owner.

We aren't so bold as to claim that the above is the "right" investment philosophy, but it's ours, and we would be remiss if we weren't clear in the approach we have taken and will continue to take.

With this foundation, we would like to turn to a review of our business focus, our progress in 1997, and our outlook for the future.

*Obsess Over Customers*

From the beginning, our focus has been on offering our customers compelling value. We realized that the Web was, and still is, the World Wide Wait. Therefore, we set out to offer customers something they simply could not get any other way, and began serving them with books. We brought them much more selection than was possible in a physical store (our store would now occupy 6 football fields), and presented it in a useful, easy-to-search, and easy-to-browse format in a store open 365 days a year, 24 hours a day. We maintained a dogged focus on improving the shopping experience, and in 1997 substantially enhanced our store. We now offer customers gift certificates, 1-Click℠ shopping, and vastly more reviews, content, browsing options, and recommendation features. We dramatically lowered prices, further increasing customer value. Word of mouth remains the most powerful customer acquisition tool we have, and we are grateful for the trust our customers have placed in us. Repeat purchases and word of mouth have combined to make Amazon.com the market leader in online bookselling.

By many measures, Amazon.com came a long way in 1997:

- Sales grew from $15.7 million in 1996 to $147.8 million – an 838% increase.
- Cumulative customer accounts grew from 180,000 to 1,510,000 – a 738% increase.
- The percentage of orders from repeat customers grew from over 46% in the fourth quarter of 1996 to over 58% in the same period in 1997.
- In terms of audience reach, per Media Metrix, our Web site went from a rank of 90th to within the top 20.
- We established long-term relationships with many important strategic partners, including America Online, Yahoo!, Excite, Netscape, GeoCities, AltaVista, @Home, and Prodigy.

*Infrastructure*

During 1997, we worked hard to expand our business infrastructure to support these greatly increased traffic, sales, and service levels:

- Amazon.com's employee base grew from 158 to 614, and we significantly strengthened our management team.
- Distribution center capacity grew from 50,000 to 285,000 square feet, including a 70% expansion of our Seattle facilities and the launch of our second distribution center in Delaware in November.
- Inventories rose to over 200,000 titles at year-end, enabling us to improve availability for our customers.
- Our cash and investment balances at year-end were $125 million, thanks to our initial public offering in May 1997 and our $75 million loan, affording us substantial strategic flexibility.

*Our Employees*

The past year's success is the product of a talented, smart, hard-working group, and I take great pride in being a part of this team. Setting the bar high in our approach to hiring has been, and will continue to be, the single most important element of Amazon.com's success.

It's not easy to work here (when I interview people I tell them, "You can work long, hard, or smart, but at Amazon.com you can't choose two out of three"), but we are working to build something important, something that matters to our customers, something that we can all tell our grandchildren about. Such things aren't meant to be easy. We are incredibly fortunate to have this group of dedicated employees whose sacrifices and passion build Amazon.com.

*Goals for 1998*

We are still in the early stages of learning how to bring new value to our customers through Internet commerce and merchandising. Our goal remains to continue to solidify and extend our brand and customer base. This requires sustained investment in systems and infrastructure to support outstanding customer convenience, selection, and service while we grow. We are planning to add music to our product offering, and over time we believe that other products may be prudent investments. We also believe there are significant opportunities to better serve our customers overseas, such as reducing delivery times and better tailoring the customer experience. To be certain, a big part of the challenge for us will lie not in finding new ways to expand our business, but in prioritizing our investments.

We now know vastly more about online commerce than when Amazon.com was founded, but we still have so much to learn. Though we are optimistic, we must remain vigilant and maintain a sense of urgency. The challenges and hurdles we will face to make our long-term vision for Amazon.com a reality are several: aggressive, capable, well-funded competition; considerable growth challenges and execution risk; the risks of product and geographic expansion; and the need for large continuing investments to meet an expanding market opportunity. However, as we've long said, online bookselling, and online commerce in general, should prove to be a very large market, and it's likely that a number of companies will see significant benefit. We feel good about what we've done, and even more excited about what we want to do.

1997 was indeed an incredible year. We at Amazon.com are grateful to our customers for their business and trust, to each other for our hard work, and to our shareholders for their support and encouragement.



Jeffrey P. Bezos
Founder and Chief Executive Officer
Amazon.com, Inc.

[THIS PAGE INTENTIONALLY LEFT BLANK]

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**



SEC Mail Processing
RECEIVED
APR 15 2013
Wash., D.C.


# FORM 10-K

**(Mark One)**

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the fiscal year ended December 31, 2012**

**or**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**For the transition period from to .**

**Commission File No. 000-22513**

# AMAZON.COM, INC.
**(Exact name of registrant as specified in its charter)**

| **Delaware** | **91-1646860** |
|---|---|
| **(State or other jurisdiction of incorporation or organization)** | **(I.R.S. Employer Identification No.)** |

**410 Terry Avenue North**
**Seattle, Washington 98109-5210**
**(206) 266-1000**
**(Address and telephone number, including area code, of registrant's principal executive offices)**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| Common Stock, par value $.01 per share | Nasdaq Global Select Market |

**Securities registered pursuant to Section 12(g) of the Act:**
**None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

| | |
|---|---|
| Large accelerated filer ☒ | Accelerated filer ☐ |
| Non-accelerated filer ☐ (Do not check if a smaller reporting company) | Smaller reporting company ☐ |

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

| | |
|---|---|
| Aggregate market value of voting stock held by non-affiliates of the registrant as of June 30, 2012 | $ 83,001,105,646 |
| Number of shares of common stock outstanding as of January 18, 2013 | 454,551,069 |

**DOCUMENTS INCORPORATED BY REFERENCE**

The information required by Part III of this Report, to the extent not set forth herein, is incorporated herein by reference from the registrant's definitive proxy statement relating to the Annual Meeting of Shareholders to be held in 2013, which definitive proxy statement shall be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this Report relates.

**AMAZON.COM, INC.**

**FORM 10-K**
**For the Fiscal Year Ended December 31, 2012**

**INDEX**

## AMAZON.COM, INC.

## PART I

### Item 1. *Business*

*This Annual Report on Form 10-K and the documents incorporated herein by reference contain forward-looking statements based on expectations, estimates, and projections as of the date of this filing. Actual results may differ materially from those expressed in forward-looking statements. See Item 1A of Part I—"Risk Factors."*

Amazon.com, Inc. was incorporated in 1994 in the state of Washington and reincorporated in 1996 in the state of Delaware. Our principal corporate offices are located in Seattle, Washington. We completed our initial public offering in May 1997 and our common stock is listed on the Nasdaq Global Select Market under the symbol "AMZN."

As used herein, "Amazon.com," "we," "our," and similar terms include Amazon.com, Inc. and its subsidiaries, unless the context indicates otherwise.

### General

Amazon.com opened its virtual doors on the World Wide Web in July 1995 and offers Earth's Biggest Selection. We seek to be Earth's most customer-centric company for four primary customer sets: consumers, sellers, enterprises, and content creators. In addition, we provide services, such as advertising services and co-branded credit card agreements.

We have organized our operations into two principal segments: North America and International. See Item 8 of Part II, "Financial Statements and Supplementary Data—Note 12—Segment Information." See Item 7 of Part II, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Supplemental Information" for supplemental information about our net sales.

### Consumers

We serve consumers through our retail websites, and focus on selection, price, and convenience. We design our websites to enable millions of unique products to be sold by us and by third parties across dozens of product categories. Customers access our websites directly and through our mobile websites and apps. We also manufacture and sell Kindle devices. We strive to offer our customers the lowest prices possible through low everyday product pricing and shipping offers, including through membership in Amazon Prime, and to improve our operating efficiencies so that we can continue to lower prices for our customers. We also provide easy-to-use functionality, fast and reliable fulfillment, and timely customer service.

We fulfill customer orders in a number of ways, including through the U.S. and international fulfillment centers and warehouses that we operate, through co-sourced and outsourced arrangements in certain countries, and through digital delivery. We operate customer service centers globally, which are supplemented by co-sourced arrangements. See Item 2 of Part I, "Properties."

### Sellers

We offer programs that enable sellers to sell their products on our websites and their own branded websites and to fulfill orders through us. We are not the seller of record in these transactions, but instead earn fixed fees, revenue share fees, per-unit activity fees, or some combination thereof.

### Enterprises

We serve developers and enterprises of all sizes through Amazon Web Services ("AWS"), which provides access to technology infrastructure that enables virtually any type of business.

### Content Creators

We serve authors and independent publishers with Kindle Direct Publishing, an online platform that lets independent authors and publishers choose a 70% royalty option and make their books available in the Kindle Store, along with Amazon's own publishing arm, Amazon Publishing. We also offer programs that allow authors, musicians, filmmakers, app developers, and others to publish and sell content.

### Competition

Our businesses are rapidly evolving and intensely competitive. Our current and potential competitors include: (1) physical-world retailers, publishers, vendors, distributors, manufacturers, and producers of our products; (2) other online e-commerce and mobile e-commerce sites, including sites that sell or distribute digital content; (3) media companies, web portals, comparison shopping websites, and web search engines, either directly or in collaboration with other retailers; (4) companies that provide e-commerce services, including website development, fulfillment, customer service, and payment processing; (5) companies that provide information storage or computing services or products, including infrastructure and other web services; and (6) companies that design, manufacture, market, or sell consumer electronics, telecommunication, and media devices. We believe that the principal competitive factors in our retail businesses include selection, price, and convenience, including fast and reliable fulfillment. Additional competitive factors for our seller and enterprise services include the quality, speed, and reliability of our services and tools. Many of our current and potential competitors have greater resources, longer histories, more customers, and greater brand recognition. They may secure better terms from suppliers, adopt more aggressive pricing, and devote more resources to technology, infrastructure, fulfillment, and marketing. Other companies also may enter into business combinations or alliances that strengthen their competitive positions.

### Intellectual Property

We regard our trademarks, service marks, copyrights, patents, domain names, trade dress, trade secrets, proprietary technologies, and similar intellectual property as critical to our success, and we rely on trademark, copyright, and patent law, trade-secret protection, and confidentiality and/or license agreements with our employees, customers, partners, and others to protect our proprietary rights. We have registered, or applied for the registration of, a number of U.S. and international domain names, trademarks, service marks, and copyrights. Additionally, we have filed U.S. and international patent applications covering certain of our proprietary technology. We have licensed in the past, and expect that we may license in the future, certain of our proprietary rights to third parties.

### Seasonality

Our business is affected by seasonality, which historically has resulted in higher sales volume during our fourth quarter, which ends December 31. We recognized 35%, 36%, and 38% of our annual revenue during the fourth quarter of 2012, 2011, and 2010.

### Employees

We employed approximately 88,400 full-time and part-time employees at December 31, 2012. However, employment levels fluctuate due to seasonal factors affecting our business. Additionally, we utilize independent contractors and temporary personnel to supplement our workforce, particularly on a seasonal basis. Although we have works councils and statutory employee representation obligations in certain countries, our employees are not represented by a labor union except where required by law and we consider our employee relations to be good. Competition for qualified personnel in our industry has historically been intense, particularly for software engineers, computer scientists, and other technical staff.

### Available Information

Our investor relations website is www.amazon.com/ir and we encourage investors to use it as a way of easily finding information about us. We promptly make available on this website, free of charge, the reports that we file or furnish with the Securities and Exchange Commission ("SEC"), corporate governance information (including our Code of Business Conduct and Ethics), and select press releases and social media postings.

### Executive Officers and Directors

The following tables set forth certain information regarding our Executive Officers and Directors as of January 18, 2013:

### Executive Officers

| Name | Age | Position |
|---|---|---|
| Jeffrey P. Bezos | 49 | President, Chief Executive Officer, and Chairman of the Board |
| Jeffrey M. Blackburn | 43 | Senior Vice President, Business Development |
| Andrew R. Jassy | 45 | Senior Vice President, Web Services |
| Diego Piacentini | 52 | Senior Vice President, International Consumer Business |
| Shelley L. Reynolds | 48 | Vice President, Worldwide Controller, and Principal Accounting Officer |
| Thomas J. Szkutak | 52 | Senior Vice President and Chief Financial Officer |
| H. Brian Valentine | 53 | Senior Vice President, Ecommerce Platform |
| Jeffrey A. Wilke | 46 | Senior Vice President, Consumer Business |
| David A. Zapolsky | 49 | Vice President, General Counsel, and Secretary |

**Jeffrey P. Bezos.** Mr. Bezos has been Chairman of the Board of Amazon.com since founding it in 1994 and Chief Executive Officer since May 1996. Mr. Bezos served as President of the Company from founding until June 1999 and again from October 2000 to the present.

**Jeffrey M. Blackburn.** Mr. Blackburn has served as Senior Vice President, Business Development, since April 2006.

**Andrew R. Jassy.** Mr. Jassy has served as Senior Vice President, Web Services, since April 2006.

**Diego Piacentini.** Mr. Piacentini has served as Senior Vice President, International Consumer Business, since February 2012, and as Senior Vice President, International Retail, from January 2007 until February 2012.

**Shelley L. Reynolds.** Ms. Reynolds has served as Vice President, Worldwide Controller, and Principal Accounting Officer since April 2007.

**Thomas J. Szkutak.** Mr. Szkutak has served as Senior Vice President and Chief Financial Officer since joining Amazon.com in October 2002.

**H. Brian Valentine.** Mr. Valentine has served as Senior Vice President, Ecommerce Platform, since joining Amazon.com in September 2006.

**Jeffrey A. Wilke.** Mr. Wilke has served as Senior Vice President, Consumer Business, since February 2012, and as Senior Vice President, North America Retail, from January 2007 until February 2012.

**David A. Zapolsky.** Mr. Zapolsky has served as Vice President, General Counsel, and Secretary since September 2012, and as Vice President and Associate General Counsel for Litigation and Regulatory matters from April 2002 until September 2012.

**Board of Directors**

| Name | Age | Position |
|---|---|---|
| Jeffrey P. Bezos | 49 | President, Chief Executive Officer, and Chairman of the Board |
| Tom A. Alberg | 72 | Managing Director, Madrona Venture Group |
| John Seely Brown | 72 | Visiting Scholar and Advisor to the Provost, University of Southern California |
| William B. Gordon | 62 | Partner, Kleiner Perkins Caufield & Byers |
| Jamie S. Gorelick | 62 | Partner, Wilmer Cutler Pickering Hale and Dorr LLP |
| Alain Monié | 62 | President and Chief Executive Officer, Ingram Micro Inc. |
| Jonathan J. Rubinstein | 56 | Former Chairman and CEO, Palm, Inc. |
| Thomas O. Ryder | 68 | Retired, Former Chairman, Reader's Digest Association, Inc. |
| Patricia Q. Stonesifer | 56 | Vice Chair, Board of Regents, Smithsonian Institution |

## Item 1A. *Risk Factors*

Please carefully consider the following risk factors. If any of the following risks occur, our business, financial condition, operating results, and cash flows could be materially adversely affected. In addition, the current global economic climate amplifies many of these risks.

### *We Face Intense Competition*

Our businesses are rapidly evolving and intensely competitive, and we have many competitors in different industries, including retail, e-commerce services, digital content and digital media devices, and web services. Many of our current and potential competitors have greater resources, longer histories, more customers, and greater brand recognition. They may secure better terms from vendors, adopt more aggressive pricing and devote more resources to technology, infrastructure, fulfillment, and marketing.

Competition may intensify as our competitors enter into business combinations or alliances and established companies in other market segments expand into our market segments. In addition, new and enhanced technologies, including search, web services, and digital, may increase our competition. The Internet facilitates competitive entry and comparison shopping, and increased competition may reduce our sales and profits.

### *Our Expansion Places a Significant Strain on our Management, Operational, Financial and Other Resources*

We are rapidly and significantly expanding our global operations, including increasing our product and service offerings and scaling our infrastructure to support our retail and services businesses. This expansion increases the complexity of our business and places significant strain on our management, personnel, operations, systems, technical performance, financial resources, and internal financial control and reporting functions. We may not be able to manage growth effectively, which could damage our reputation, limit our growth and negatively affect our operating results.

### *Our Expansion into New Products, Services, Technologies and Geographic Regions Subjects Us to Additional Business, Legal, Financial and Competitive Risks*

We may have limited or no experience in our newer market segments, and our customers may not adopt our new offerings. These offerings may present new and difficult technology challenges, and we may be subject to claims if customers of these offerings experience service disruptions or failures or other quality issues. In addition, profitability, if any, in our newer activities may be lower than in our older activities, and we may not be successful enough in these newer activities to recoup our investments in them. If any of this were to occur, it could damage our reputation, limit our growth and negatively affect our operating results.

***We May Experience Significant Fluctuations in Our Operating Results and Growth Rate***

We may not be able to accurately forecast our growth rate. We base our expense levels and investment plans on sales estimates. A significant portion of our expenses and investments is fixed, and we may not be able to adjust our spending quickly enough if our sales are less than expected.

Our revenue growth may not be sustainable, and our percentage growth rates may decrease. Our revenue and operating profit growth depends on the continued growth of demand for the products and services offered by us or our sellers, and our business is affected by general economic and business conditions worldwide. A softening of demand, whether caused by changes in customer preferences or a weakening of the U.S. or global economies, may result in decreased revenue or growth.

Our sales and operating results will also fluctuate for many other reasons, including due to risks described elsewhere in this section and the following:

- our ability to retain and increase sales to existing customers, attract new customers, and satisfy our customers' demands;
- our ability to retain and expand our network of sellers;
- our ability to offer products on favorable terms, manage inventory, and fulfill orders;
- the introduction of competitive websites, products, services, price decreases, or improvements;
- changes in usage or adoption rates of the Internet, e-commerce, digital media devices and web services, including outside the U.S.;
- timing, effectiveness, and costs of expansion and upgrades of our systems and infrastructure;
- the success of our geographic, service, and product line expansions;
- the outcomes of legal proceedings and claims;
- variations in the mix of products and services we sell;
- variations in our level of merchandise and vendor returns;
- the extent to which we offer free shipping, continue to reduce product prices worldwide, and provide additional benefits to our customers;
- the extent to which we invest in technology and content, fulfillment and other expense categories;
- increases in the prices of fuel and gasoline, as well as increases in the prices of other energy products and commodities like paper and packing supplies;
- the extent to which our equity-method investees record significant operating and non-operating items;
- the extent to which operators of the networks between our customers and our websites successfully charge fees to grant our customers unimpaired and unconstrained access to our online services;
- our ability to collect amounts owed to us when they become due;
- the extent to which use of our services is affected by spyware, viruses, phishing and other spam emails, denial of service attacks, data theft, computer intrusions, outages, and similar events; and
- terrorist attacks and armed hostilities.

***We May Not Be Successful in Our Efforts to Expand into International Market Segments***

Our international activities are significant to our revenues and profits, and we plan to further expand internationally. In certain international market segments, we have relatively little operating experience and may not benefit from any first-to-market advantages or otherwise succeed. It is costly to establish, develop and maintain international operations and websites and promote our brand internationally. Our international operations may not be profitable on a sustained basis.

In addition to risks described elsewhere in this section, our international sales and operations are subject to a number of risks, including:

- local economic and political conditions;
- government regulation of e-commerce, other online services and electronic devices, and competition, and restrictive governmental actions (such as trade protection measures, including export duties and quotas and custom duties and tariffs), nationalization and restrictions on foreign ownership;
- restrictions on sales or distribution of certain products or services and uncertainty regarding liability for products, services and content, including uncertainty as a result of less Internet-friendly legal systems, local laws, lack of legal precedent, and varying rules, regulations, and practices regarding the physical and digital distribution of media products and enforcement of intellectual property rights;
- business licensing or certification requirements, such as for imports, exports and electronic devices;
- limitations on the repatriation and investment of funds and foreign currency exchange restrictions;
- limited fulfillment and technology infrastructure;
- shorter payable and longer receivable cycles and the resultant negative impact on cash flow;
- laws and regulations regarding consumer and data protection, privacy, network security, encryption, payments, and restrictions on pricing or discounts;
- lower levels of use of the Internet;
- lower levels of consumer spending and fewer opportunities for growth compared to the U.S.;
- lower levels of credit card usage and increased payment risk;
- difficulty in staffing, developing and managing foreign operations as a result of distance, language and cultural differences;
- different employee/employer relationships and the existence of works councils and labor unions;
- laws and policies of the U.S. and other jurisdictions affecting trade, foreign investment, loans and taxes; and
- geopolitical events, including war and terrorism.

As international e-commerce and other online services grow, competition will intensify. Local companies may have a substantial competitive advantage because of their greater understanding of, and focus on, the local customer, as well as their more established local brand names. We may not be able to hire, train, retain, and manage required personnel, which may limit our international growth.

The People's Republic of China ("PRC") regulates Amazon's and its affiliates' businesses and operations in the PRC through regulations and license requirements restricting (i) foreign investment in the Internet, IT infrastructure, retail, delivery, and other sectors, (ii) Internet content and (iii) the sale of media and other products. For example, in order to meet local ownership and regulatory licensing requirements, www.amazon.cn is operated by PRC companies that are indirectly owned, either wholly or partially, by PRC nationals. Although we believe these structures comply with existing PRC laws, they involve unique risks. There are substantial uncertainties regarding the interpretation of PRC laws and regulations, and it is possible that the PRC government will ultimately take a view contrary to ours. If our Chinese business interests were found to be in violation of any existing or future PRC laws or regulations or if interpretations of those laws and regulations were to change, the business could be subject to fines and other financial penalties, have licenses revoked or be forced to shut down entirely. In addition, the Chinese businesses and operations may be unable to continue to operate if we or our affiliates are unable to enforce contractual relationships with respect to management and control of such businesses.

***If We Do Not Successfully Optimize and Operate Our Fulfillment Centers, Our Business Could Be Harmed***

If we do not adequately predict customer demand or otherwise optimize and operate our fulfillment centers successfully, it could result in excess or insufficient inventory or fulfillment capacity, result in increased costs, impairment charges, or both, or harm our business in other ways. A failure to optimize inventory will increase our net shipping cost by requiring long-zone or partial shipments. Orders from several of our websites are fulfilled primarily from a single location, and we have only a limited ability to reroute orders to third parties for drop-shipping. We and our co-sourcers may be unable to adequately staff our fulfillment and customer service centers. As we continue to add fulfillment and warehouse capability or add new businesses with different fulfillment requirements, our fulfillment network becomes increasingly complex and operating it becomes more challenging. If the other businesses on whose behalf we perform inventory fulfillment services deliver product to our fulfillment centers in excess of forecasts, we may be unable to secure sufficient storage space and may be unable to optimize our fulfillment centers. There can be no assurance that we will be able to operate our network effectively.

We rely on a limited number of shipping companies to deliver inventory to us and completed orders to our customers. If we are not able to negotiate acceptable terms with these companies or they experience performance problems or other difficulties, it could negatively impact our operating results and customer experience. In addition, our ability to receive inbound inventory efficiently and ship completed orders to customers also may be negatively affected by inclement weather, fire, flood, power loss, earthquakes, labor disputes, acts of war or terrorism, acts of God and similar factors.

Third parties either drop-ship or otherwise fulfill an increasing portion of our customers' orders, and we are increasingly reliant on the reliability, quality and future procurement of their services. Under some of our commercial agreements, we maintain the inventory of other companies, thereby increasing the complexity of tracking inventory and operating our fulfillment centers. Our failure to properly handle such inventory or the inability of these other companies to accurately forecast product demand would result in unexpected costs and other harm to our business and reputation.

***The Seasonality of Our Business Places Increased Strain on Our Operations***

We expect a disproportionate amount of our net sales to occur during our fourth quarter. If we do not stock or restock popular products in sufficient amounts such that we fail to meet customer demand, it could significantly affect our revenue and our future growth. If we overstock products, we may be required to take significant inventory markdowns or write-offs, which could reduce profitability. We may experience an increase in our net shipping cost due to complimentary upgrades, split-shipments, and additional long-zone shipments necessary to ensure timely delivery for the holiday season. If too many customers access our websites within a short period of time due to increased holiday demand, we may experience system interruptions that make our websites unavailable or prevent us from efficiently fulfilling orders, which may reduce the volume of goods we sell and the attractiveness of our products and services. In addition, we may be unable to adequately staff our fulfillment and customer service centers during these peak periods and delivery and other fulfillment companies and customer service co-sourcers may be unable to meet the seasonal demand. We also face risks described elsewhere in this Item 1A relating to fulfillment center optimization and inventory.

We generally have payment terms with our vendors that extend beyond the amount of time necessary to collect proceeds from our customers. As a result of holiday sales, at December 31 of each year, our cash, cash equivalents, and marketable securities balances typically reach their highest level (other than as a result of cash flows provided by or used in investing and financing activities). This operating cycle results in a corresponding increase in accounts payable at December 31. Our accounts payable balance generally declines during the first three months of the year, resulting in a corresponding decline in our cash, cash equivalents, and marketable securities balances.

***Our Business Could Suffer if We Are Unsuccessful in Making, Integrating, and Maintaining Commercial Agreements, Strategic Alliances, and Other Business Relationships***

We provide e-commerce services to other businesses through our seller programs and other commercial agreements, strategic alliances and business relationships. Under these agreements, we provide technology, fulfillment and other services, as well as enable sellers to offer products or services through our websites and power their websites. These arrangements are complex and require substantial personnel and resource commitments by us, which may limit the agreements we are able to enter into and our ability to integrate and deliver services under them. If we fail to implement, maintain, and develop the components of these commercial relationships, which may include fulfillment, customer service, inventory management, tax collection, payment processing, licensing of third-party software, hardware, and content, and engaging third parties to perform hosting and other services, these initiatives may not be viable. The amount of compensation we receive under certain of these agreements is partially dependent on the volume of the other company's sales. Therefore, if the other company's offering is not successful, the compensation we receive may be lower than expected or the agreement may be terminated. Moreover, we may not be able to enter into additional commercial relationships and strategic alliances on favorable terms. We also may be subject to claims from businesses to which we provide these services if we are unsuccessful in implementing, maintaining or developing these services.

As our agreements terminate, we may be unable to renew or replace these agreements on comparable terms, or at all. We may in the future enter into amendments on less favorable terms or encounter parties that have difficulty meeting their contractual obligations to us, which could adversely affect our operating results.

Our present and future e-commerce services agreements, other commercial agreements, and strategic alliances create additional risks such as:

- disruption of our ongoing business, including loss of management focus on existing businesses;
- impairment of other relationships;
- variability in revenue and income from entering into, amending, or terminating such agreements or relationships; and
- difficulty integrating under the commercial agreements.

***Our Business Could Suffer if We Are Unsuccessful in Making, Integrating, and Maintaining Acquisitions and Investments***

We have acquired and invested in a number of companies, and we may acquire or invest in or enter into joint ventures with additional companies. These transactions create risks such as:

- disruption of our ongoing business, including loss of management focus on existing businesses;
- problems retaining key personnel;
- additional operating losses and expenses of the businesses we acquired or in which we invested;
- the potential impairment of tangible assets, such as inventory, and intangible assets and goodwill acquired in the acquisitions;
- the potential impairment of customer and other relationships of the company we acquired or in which we invested or our own customers as a result of any integration of operations;

- the difficulty of incorporating acquired technology and rights into our offerings and unanticipated expenses related to such integration;
- the difficulty of integrating a new company's accounting, financial reporting, management, information and information security, human resource and other administrative systems to permit effective management, and the lack of control if such integration is delayed or not implemented;
- for investments in which an investee's financial performance is incorporated into our financial results, either in full or in part, the dependence on the investee's accounting, financial reporting and similar systems, controls and processes;
- the difficulty of implementing at companies we acquire the controls, procedures and policies appropriate for a larger public company;
- potential unknown liabilities associated with a company we acquire or in which we invest; and
- for foreign transactions, additional risks related to the integration of operations across different cultures and languages, and the economic, political, and regulatory risks associated with specific countries.

As a result of future acquisitions or mergers, we might need to issue additional equity securities, spend our cash, or incur debt, contingent liabilities, or amortization expenses related to intangible assets, any of which could reduce our profitability and harm our business. In addition, valuations supporting our acquisitions and strategic investments could change rapidly given the current global economic climate. We could determine that such valuations have experienced impairments or other-than-temporary declines in fair value which could adversely impact our financial results.

***We Have Foreign Exchange Risk***

The results of operations of, and certain of our intercompany balances associated with, our international websites are exposed to foreign exchange rate fluctuations. Upon translation, operating results may differ materially from expectations, and we may record significant gains or losses on the remeasurement of intercompany balances. As we have expanded our international operations, our exposure to exchange rate fluctuations has increased. We also hold cash equivalents and/or marketable securities primarily in Euros, Japanese Yen, British Pounds, and Chinese Yuan. If the U.S. Dollar strengthens compared to these currencies, cash equivalents, and marketable securities balances, when translated, may be materially less than expected and vice versa.

***The Loss of Key Senior Management Personnel Could Negatively Affect Our Business***

We depend on our senior management and other key personnel, particularly Jeffrey P. Bezos, our President, CEO, and Chairman. We do not have "key person" life insurance policies. The loss of any of our executive officers or other key employees could harm our business.

***We Could Be Harmed by Data Loss or Other Security Breaches***

As a result of our services being web-based and the fact that we process, store and transmit large amounts of data, including personal information, for our customers, failure to prevent or mitigate data loss or other security breaches, including breaches of our vendors' technology and systems, could expose us or our customers to a risk of loss or misuse of such information, adversely affect our operating results, result in litigation or potential liability for us and otherwise harm our business. We use third party technology and systems for a variety of reasons, including, without limitation, encryption and authentication technology, employee email, content delivery to customers, back-office support and other functions. Some subsidiaries had past security breaches, and, although they did not have a material adverse effect on our operating results, there can be no assurance of a similar result in the future. Although we have developed systems and processes that are designed to protect customer information and prevent data loss and other security breaches, including systems and processes designed to reduce the impact of a security breach at a third party vendor, such measures cannot provide absolute security.

***We Face Risks Related to System Interruption and Lack of Redundancy***

We experience occasional system interruptions and delays that make our websites and services unavailable or slow to respond and prevent us from efficiently fulfilling orders or providing services to third parties, which may reduce our net sales and the attractiveness of our products and services. If we are unable to continually add software and hardware, effectively upgrade our systems and network infrastructure and take other steps to improve the efficiency of our systems, it could cause system interruptions or delays and adversely affect our operating results.

Our computer and communications systems and operations could be damaged or interrupted by fire, flood, power loss, telecommunications failure, earthquakes, acts of war or terrorism, acts of God, computer viruses, physical or electronic break-ins, and similar events or disruptions. Any of these events could cause system interruption, delays, and loss of critical data, and could prevent us from accepting and fulfilling customer orders and providing services, which could make our product and service offerings less attractive and subject us to liability. Our systems are not fully redundant and our disaster recovery planning may not be sufficient. In addition, we may have inadequate insurance coverage to compensate for any related losses. Any of these events could damage our reputation and be expensive to remedy.

***We Face Significant Inventory Risk***

In addition to risks described elsewhere in this Item 1A relating to fulfillment center and inventory optimization by us and third parties, we are exposed to significant inventory risks that may adversely affect our operating results as a result of seasonality, new product launches, rapid changes in product cycles and pricing, defective merchandise, changes in consumer demand and consumer spending patterns, changes in consumer tastes with respect to our products and other factors. We endeavor to accurately predict these trends and avoid overstocking or understocking products we manufacture and/or sell. Demand for products, however, can change significantly between the time inventory or components are ordered and the date of sale. In addition, when we begin selling or manufacturing a new product, it may be difficult to establish vendor relationships, determine appropriate product or component selection, and accurately forecast demand. The acquisition of certain types of inventory or components may require significant lead-time and prepayment and they may not be returnable. We carry a broad selection and significant inventory levels of certain products, such as consumer electronics, and we may be unable to sell products in sufficient quantities or during the relevant selling seasons. Any one of the inventory risk factors set forth above may adversely affect our operating results.

***We May Not Be Able to Adequately Protect Our Intellectual Property Rights or May Be Accused of Infringing Intellectual Property Rights of Third Parties***

We regard our trademarks, service marks, copyrights, patents, trade dress, trade secrets, proprietary technology, and similar intellectual property as critical to our success, and we rely on trademark, copyright, and patent law, trade secret protection, and confidentiality and/or license agreements with our employees, customers, and others to protect our proprietary rights. Effective intellectual property protection may not be available in every country in which our products and services are made available. We also may not be able to acquire or maintain appropriate domain names in all countries in which we do business. Furthermore, regulations governing domain names may not protect our trademarks and similar proprietary rights. We may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon, or diminish the value of our trademarks and other proprietary rights.

We may not be able to discover or determine the extent of any unauthorized use of our proprietary rights. Third parties that license our proprietary rights also may take actions that diminish the value of our proprietary rights or reputation. The protection of our intellectual property may require the expenditure of significant financial and managerial resources. Moreover, the steps we take to protect our intellectual property may not adequately protect our rights or prevent third parties from infringing or misappropriating our proprietary rights.

We also cannot be certain that others will not independently develop or otherwise acquire equivalent or superior technology or other intellectual property rights.

Other parties also may claim that we infringe their proprietary rights. We have been subject to, and expect to continue to be subject to, claims and legal proceedings regarding alleged infringement by us of the intellectual property rights of third parties. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, injunctions against us or the payment of damages. We may need to obtain licenses from third parties who allege that we have infringed their rights, but such licenses may not be available on terms acceptable to us or at all. In addition, we may not be able to obtain or utilize on terms that are favorable to us, or at all, licenses or other rights with respect to intellectual property we do not own. These risks have been amplified by the increase in third parties whose sole or primary business is to assert such claims.

Our digital content offerings depend in part on effective digital rights management technology to control access to digital content. If the digital rights management technology that we use is compromised or otherwise malfunctions, we could be subject to claims, and content providers may be unwilling to include their content in our service.

***We Have a Rapidly Evolving Business Model and Our Stock Price Is Highly Volatile***

We have a rapidly evolving business model. The trading price of our common stock fluctuates significantly in response to, among other risks, the risks described elsewhere in this Item 1A, as well as:

- changes in interest rates;
- conditions or trends in the Internet and the e-commerce industry;
- quarterly variations in operating results;
- fluctuations in the stock market in general and market prices for Internet-related companies in particular;
- changes in financial estimates by us or securities analysts and recommendations by securities analysts;
- changes in our capital structure, including issuance of additional debt or equity to the public;
- changes in the valuation methodology of, or performance by, other e-commerce or technology companies; and
- transactions in our common stock by major investors and certain analyst reports, news, and speculation.

Volatility in our stock price could adversely affect our business and financing opportunities and force us to increase our cash compensation to employees or grant larger stock awards than we have historically, which could hurt our operating results or reduce the percentage ownership of our existing stockholders, or both.

***Government Regulation Is Evolving and Unfavorable Changes Could Harm Our Business***

We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, and electronic devices. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, unencumbered Internet access to our services, the design and operation of websites, and the characteristics and quality of products and services. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

*We Do Not Collect Sales or Consumption Taxes in Some Jurisdictions*

U.S. Supreme Court decisions restrict the imposition of obligations to collect state and local sales taxes with respect to remote sales. However, an increasing number of states have considered or adopted laws that attempt to impose obligations on out-of-state retailers to collect taxes on their behalf. We support a Federal law that would allow states to require sales tax collection under a nationwide system. More than half of our revenue is already earned in jurisdictions where we collect sales tax or its equivalent. A successful assertion by one or more states or foreign countries requiring us to collect taxes where we do not do so could result in substantial tax liabilities, including for past sales, as well as penalties and interest.

*We Could be Subject to Additional Income Tax Liabilities*

We are subject to income taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in evaluating and estimating our provision and accruals for these taxes. During the ordinary course of business, there are many transactions for which the ultimate tax determination is uncertain. Our effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by losses incurred in jurisdictions for which we are not able to realize the related tax benefit, by changes in foreign currency exchange rates, by entry into new businesses and geographies and changes to our existing businesses, by acquisitions (including integrations) and investments, by changes in the valuation of our deferred tax assets and liabilities, or by changes in the relevant tax, accounting and other laws, regulations, administrative practices, principles, and interpretations, with a number of countries actively considering changes in this regard. In addition, we are subject to audit in various jurisdictions, and such jurisdictions may assess additional income tax liabilities against us. Although we believe our tax estimates are reasonable, the final outcome of tax audits and any related litigation could be materially different from our historical income tax provisions and accruals. Developments in an audit or litigation could have a material effect on our operating results or cash flows in the period or periods for which that development occurs, as well as for prior and subsequent periods.

*Our Supplier Relationships Subject Us to a Number of Risks*

We have significant suppliers, including licensors, and in some cases, limited or single-sources of supply, that are important to our sourcing, services, manufacturing, and any related ongoing servicing of merchandise and content. We do not have long-term arrangements with most of our suppliers to guarantee availability of merchandise, content, components or services, particular payment terms, or the extension of credit limits. If our current suppliers were to stop selling or licensing merchandise, content, components or services to us on acceptable terms, or delay delivery, including as a result of one or more supplier bankruptcies due to poor economic conditions, as a result of natural disasters or for other reasons, we may be unable to procure alternatives from other suppliers in a timely and efficient manner and on acceptable terms, or at all.

*We May be Subject to Risks Related to Government Contracts and Related Procurement Regulations*

Our contracts with U.S., as well as state, local and foreign, government entities are subject to various procurement regulations and other requirements relating to their formation, administration and performance. We may be subject to audits and investigations relating to our government contracts and any violations could result in various civil and criminal penalties and administrative sanctions, including termination of contract, refunding or suspending of payments, forfeiture of profits, payment of fines and suspension or debarment from future government business. In addition, such contracts may provide for termination by the government at any time, without cause.

*We May Be Subject to Product Liability Claims if People or Property Are Harmed by the Products We Sell*

Some of the products we sell or manufacture may expose us to product liability claims relating to personal injury, death, or environmental or property damage, and may require product recalls or other actions. Certain third parties also sell products using our e-commerce platform that may increase our exposure to product liability claims, such as if these sellers do not have sufficient protection from such claims. Although we maintain liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all. In addition, some of our agreements with our vendors and sellers do not indemnify us from product liability.

***We Are Subject to Payments-Related Risks***

We accept payments using a variety of methods, including credit card, debit card, credit accounts (including promotional financing), gift certificates, direct debit from a customer's bank account, consumer invoicing, physical bank check and payment upon delivery. As we offer new payment options to our customers, we may be subject to additional regulations, compliance requirements, and fraud. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower profitability. We rely on third parties to provide payment processing services, including the processing of credit cards, debit cards, electronic checks, and promotional financing, and it could disrupt our business if these companies become unwilling or unable to provide these services to us. We are also subject to payment card association operating rules, including data security rules, certification requirements and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, or if our data security systems are breached or compromised, we may be liable for card issuing banks' costs, subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers, or facilitate other types of online payments, and our business and operating results could be adversely affected. We also offer co-branded credit card programs that represent a significant component of our services revenue. If one or more of these agreements are terminated and we are unable to replace them on similar terms, or at all, it could adversely affect our operating results.

In addition, we qualify as a money services business in certain jurisdictions because we enable customers to keep account balances with us and transfer money to third parties, and because we provide services to third parties to facilitate payments on their behalf. In these jurisdictions, we may be subject to requirements for licensing, regulatory inspection, bonding, the handling of transferred funds and consumer disclosures. We are also subject to or voluntarily comply with a number of other laws and regulations relating to payments, money laundering, international money transfers, privacy and information security and electronic fund transfers. If we were found to be in violation of applicable laws or regulations, we could be subject to additional requirements, such as maintaining capital and segregating funds, and civil and criminal penalties, or forced to cease providing certain services.

***We Could Be Liable for Fraudulent or Unlawful Activities of Sellers***

The law relating to the liability of providers of online payment services is currently unsettled. In addition, governmental agencies could require changes in the way this business is conducted. Under our seller programs, we may be unable to prevent sellers from collecting payments, fraudulently or otherwise, when buyers never receive the products they ordered or when the products received are materially different from the sellers' descriptions. Under our A2Z Guarantee, we reimburse buyers for payments up to certain limits in these situations, and as our marketplace seller sales grow, the cost of this program will increase and could negatively affect our operating results. We also may be unable to prevent sellers on our sites or through other seller sites from selling unlawful goods, from selling goods in an unlawful manner, or violating the proprietary rights of others, and could face civil or criminal liability for unlawful activities by our sellers.

**Item 1B.** ***Unresolved Staff Comments***

None.

## Item 2. *Properties*

As of December 31, 2012, we operated the following facilities (in thousands):

| Description of Use | Square Footage (1) | Location | Lease Expirations (1) |
|---|---|---|---|
| Owned office space | 1,802 | North America | |
| Leased office space | 3,236 | North America | From 2013 through 2027 |
| Leased office space | 1,660 | International | From 2013 through 2021 |
| Sub-total | 6,698 | | |
| Owned fulfillment, datacenters, and other | 339 | North America | |
| Leased fulfillment, datacenters, and other | 35,261 | North America | From 2013 through 2027 |
| Owned fulfillment, datacenters, and other | 22 | International | |
| Leased fulfillment, datacenters, and other | 30,761 | International | From 2013 through 2031 |
| Sub-total | 66,383 | | |
| Total | 73,081 | | |

(1) For leased properties, represents the total leased space excluding sub-leased space.

We own and lease our corporate headquarters in Seattle, Washington. Additionally, we own and lease corporate office, fulfillment and warehouse operations, data center, customer service, and other facilities, principally in North America, Europe, and Asia.

## Item 3. *Legal Proceedings*

See Item 8 of Part II, "Financial Statements and Supplementary Data—Note 8—Commitments and Contingencies—Legal Proceedings."

## Item 4. *Mine Safety Disclosures*

Not applicable.

## PART II

**Item 5.** ***Market for the Registrant's Common Stock, Related Shareholder Matters and Issuer Purchases of Equity Securities***

*Market Information*

Our common stock is traded on the Nasdaq Global Select Market under the symbol "AMZN." The following table sets forth the high and low per share sale prices for our common stock for the periods indicated, as reported by the Nasdaq Global Select Market.

| | High | Low |
|---|---|---|
| Year ended December 31, 2011 | | |
| First Quarter | $191.60 | $160.59 |
| Second Quarter | 206.39 | 175.37 |
| Third Quarter | 244.00 | 177.10 |
| Fourth Quarter | 246.71 | 166.97 |
| Year ended December 31, 2012 | | |
| First Quarter | $209.85 | $172.00 |
| Second Quarter | 233.84 | 183.65 |
| Third Quarter | 264.11 | 212.61 |
| Fourth Quarter | 263.11 | 218.18 |

*Holders*

As of January 18, 2013, there were 3,075 shareholders of record of our common stock, although there are a much larger number of beneficial owners.

*Dividends*

We have never declared or paid cash dividends on our common stock. See Item 7 of Part II, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

*Recent Sales of Unregistered Securities*

None.

*Issuer Purchases of Equity Securities*

None.

## Item 6. *Selected Consolidated Financial Data*

The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and the notes thereto in Item 8 of Part II, "Financial Statements and Supplementary Data," and the information contained in Item 7 of Part II, "Management's Discussion and Analysis of Financial Condition and Results of Operations." Historical results are not necessarily indicative of future results.

| | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| | (in millions, except per share data) | | | | |
| **Statements of Operations:** | | | | | |
| Net sales | $61,093 | $48,077 | $34,204 | $24,509 | $19,166 |
| Income from operations | 676 | 862 | 1,406 | 1,129 | 842 |
| Net income (loss) | (39) | 631 | 1,152 | 902 | 645 |
| Basic earnings per share (1) | $ (0.09) | $ 1.39 | $ 2.58 | $ 2.08 | $ 1.52 |
| Diluted earnings per share (1) | $ (0.09) | $ 1.37 | $ 2.53 | $ 2.04 | $ 1.49 |
| Weighted average shares used in computation of earnings per share: | | | | | |
| Basic | 453 | 453 | 447 | 433 | 423 |
| Diluted | 453 | 461 | 456 | 442 | 432 |
| **Statements of Cash Flows:** | | | | | |
| Net cash provided by operating activities | $ 4,180 | $ 3,903 | $ 3,495 | $ 3,293 | $ 1,697 |
| Purchases of property and equipment, including internal-use software and website development | (3,785) | (1,811) | (979) | (373) | (333) |
| Free cash flow (2) | $ 395 | $ 2,092 | $ 2,516 | $ 2,920 | $ 1,364 |

| | December 31, | | | | |
|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2009 | 2008 |
| | (in millions) | | | | |
| **Balance Sheets:** | | | | | |
| Total assets | $32,555 | $25,278 | $18,797 | $13,813 | $ 8,314 |
| Total long-term obligations | 5,361 | 2,625 | 1,561 | 1,192 | 896 |

(1) For further discussion of earnings per share, see Item 8 of Part II, "Financial Statements and Supplementary Data—Note 1—Description of Business and Accounting Policies."

(2) Free cash flow, a non-GAAP financial measure, is defined as net cash provided by operating activities less purchases of property and equipment, including capitalized internal-use software and website development, both of which are presented on our consolidated statements of cash flows. See Item 7 of Part II, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Non-GAAP Financial Measures."

## Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

### Forward-Looking Statements

This Annual Report on Form 10-K includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact, including statements regarding guidance, industry prospects, or future results of operations or financial position, made in this Annual Report on Form 10-K are forward-looking. We use words such as anticipates, believes, expects, future, intends, and similar expressions to identify forward-looking statements. Forward-looking statements reflect management's current expectations and are inherently uncertain. Actual results could differ materially for a variety of reasons, including, among others, fluctuations in foreign exchange rates, changes in global economic conditions and consumer spending, world events, the rate of growth of the Internet and online commerce, the amount that Amazon.com invests in new business opportunities and the timing of those investments, the mix of products sold to customers, the mix of net sales derived from products as compared with services, the extent to which we owe income taxes, competition, management of growth, potential fluctuations in operating results, international growth and expansion, the outcomes of legal proceedings and claims, fulfillment and data center optimization, risks of inventory management, seasonality, the degree to which the Company enters into, maintains, and develops commercial agreements, acquisitions, and strategic transactions, payments risks, and risks of fulfillment throughput and productivity. In addition, the current global economic climate amplifies many of these risks. These risks and uncertainties, as well as other risks and uncertainties that could cause our actual results to differ significantly from management's expectations, are described in greater detail in Item 1A of Part I, "Risk Factors."

### Overview

*Our primary source of revenue is the sale of a wide range of products and services to customers.* The products offered on our consumer-facing websites primarily include merchandise and content we have purchased for resale from vendors and those offered by third-party sellers, and we also manufacture and sell Kindle devices. Generally, we recognize gross revenue from items we sell from our inventory as product sales and recognize our net share of revenue of items sold by other sellers as services sales. We also offer other services such as AWS, fulfillment, publishing, digital content subscriptions, advertising, and co-branded credit cards.

*Our financial focus is on long-term, sustainable growth in free cash flow*[1] *per share.* Free cash flow is driven primarily by increasing operating income and efficiently managing working capital[2] and capital expenditures. Increases in operating income primarily result from increases in sales of products and services and efficiently managing our operating costs, partially offset by investments we make in longer-term strategic initiatives. To increase sales of products and services, we focus on improving all aspects of the customer experience, including lowering prices, improving availability, offering faster delivery and performance times, increasing selection, increasing product categories and service offerings, expanding product information, improving ease of use, improving reliability, and earning customer trust. We also seek to efficiently manage shareholder dilution while maintaining the flexibility to issue shares for strategic purposes, such as financings, acquisitions, and aligning employee compensation with shareholders' interests. We utilize restricted stock units as our primary vehicle for equity compensation because we believe they align the interests of our shareholders and employees. In measuring shareholder dilution, we include all vested and unvested stock awards outstanding, without regard to estimated forfeitures. Total shares outstanding plus outstanding stock awards were 470 million and 468 million at December 31, 2012 and 2011.

---

[1] Free cash flow, a non-GAAP financial measure, is defined as net cash provided by operating activities less purchases of property and equipment, including capitalized internal-use software and website development, both of which are presented on our consolidated statements of cash flows. See "Results of Operations—Non-GAAP Financial Measures" below.

[2] Working capital consists of accounts receivable, inventory, and accounts payable.

*We seek to reduce our variable costs per unit and work to leverage our fixed costs.* Our variable costs include product and content costs, payment processing and related transaction costs, picking, packaging, and preparing orders for shipment, transportation, customer service support, costs necessary to run AWS, and a portion of our marketing costs. Our fixed costs include the costs necessary to run our technology infrastructure; to build, enhance, and add features to our websites, our Kindle devices, and digital offerings; and to build and optimize our fulfillment centers. Variable costs generally change directly with sales volume, while fixed costs generally increase depending on the timing of capacity needs, geographic expansion, category expansion, and other factors. To decrease our variable costs on a per unit basis and enable us to lower prices for customers, we seek to increase our direct sourcing, increase discounts available to us from suppliers, and reduce defects in our processes. To minimize growth in fixed costs, we seek to improve process efficiencies and maintain a lean culture.

*Because of our model we are able to turn our inventory quickly and have a cash-generating operating cycle*[3]. On average, our high inventory velocity means we generally collect from consumers before our payments to suppliers come due. Inventory turnover[4] was 9, 10, and 11 for 2012, 2011, and 2010. We expect variability in inventory turnover over time since it is affected by several factors, including our product mix, the mix of sales by us and by other sellers, our continuing focus on in-stock inventory availability and selection of product offerings, our investment in new geographies and product lines, and the extent to which we choose to utilize outsource fulfillment providers. Accounts payable days[5] were 76, 74, and 72 for 2012, 2011, and 2010. We expect some variability in accounts payable days over time since they are affected by several factors, including the mix of product sales, the mix of sales by other sellers, the mix of suppliers, seasonality, and changes in payment terms over time, including the effect of balancing pricing and timing of payment terms with suppliers.

*We expect spending in technology and content will increase over time as we add computer scientists, software engineers, and merchandising employees. We seek to efficiently invest in several areas of technology and content such as digital initiatives and expansion of new and existing physical and digital product categories and offerings, as well as in technology infrastructure to enhance the customer experience and improve our process efficiencies.* We believe that advances in technology, specifically the speed and reduced cost of processing power and the advances of wireless connectivity, will continue to improve the consumer experience on the Internet and increase its ubiquity in people's lives. To best take advantage of these continued advances in technology, we are investing in initiatives to build and deploy innovative and efficient software and devices. We are also investing in AWS, which provides technology services that give developers and enterprises of all sizes access to technology infrastructure that enables virtually any type of business.

*Our financial reporting currency is the U.S. Dollar and changes in exchange rates significantly affect our reported results and consolidated trends.* For example, if the U.S. Dollar weakens year-over-year relative to currencies in our international locations, our consolidated net sales, and operating expenses will be higher than if currencies had remained constant. Likewise, if the U.S. Dollar strengthens year-over-year relative to currencies in our international locations, our consolidated net sales, and operating expenses will be lower than if currencies had remained constant. We believe that our increasing diversification beyond the U.S. economy through our growing international businesses benefits our shareholders over the long term. We also believe it is useful to evaluate our operating results and growth rates before and after the effect of currency changes.

In addition, the remeasurement of our intercompany balances can result in significant gains and charges associated with the effect of movements in currency exchange rates. Currency volatilities may continue, which

[3] The operating cycle is number of days of sales in inventory plus number of days of sales in accounts receivable minus accounts payable days.

[4] Inventory turnover is the quotient of trailing-twelve-month cost of sales to average inventory over five quarter-ends.

[5] Accounts payable days, calculated as the quotient of accounts payable to current quarter cost of sales, multiplied by the number of days in the current quarter.

may significantly impact (either positively or negatively) our reported results and consolidated trends and comparisons.

For additional information about each line item summarized above, refer to Item 8 of Part II, "Financial Statements and Supplementary Data—Note 1—Description of Business and Accounting Policies."

### Critical Accounting Judgments

The preparation of financial statements in conformity with generally accepted accounting principles of the United States ("GAAP") requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. The SEC has defined a company's critical accounting policies as the ones that are most important to the portrayal of the company's financial condition and results of operations, and which require the company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies and judgments addressed below. We also have other key accounting policies, which involve the use of estimates, judgments, and assumptions that are significant to understanding our results. For additional information, see Item 8 of Part II, "Financial Statements and Supplementary Data—Note 1—Description of Business and Accounting Policies." Although we believe that our estimates, assumptions, and judgments are reasonable, they are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments, or conditions.

*Inventories*

Inventories, consisting of products available for sale, are primarily accounted for using the first-in first-out ("FIFO") method, and are valued at the lower of cost or market value. This valuation requires us to make judgments, based on currently-available information, about the likely method of disposition, such as through sales to individual customers, returns to product vendors, or liquidations, and expected recoverable values of each disposition category.

These assumptions about future disposition of inventory are inherently uncertain. As a measure of sensitivity, for every 1% of additional inventory valuation allowance at December 31, 2012 we would have recorded an additional cost of sales of approximately $60 million.

*Goodwill*

We evaluate goodwill for impairment annually or more frequently when an event occurs or circumstances change that indicate that the carrying value may not be recoverable. Our annual testing date is October 1. We test goodwill for impairment by first comparing the book value of net assets to the fair value of the reporting units. If the fair value is determined to be less than the book value or qualitative factors indicate that it is more likely than not that goodwill is impaired, a second step is performed to compute the amount of impairment as the difference between the estimated fair value of goodwill and the carrying value. We estimate the fair value of the reporting units using discounted cash flows. Forecasts of future cash flow are based on our best estimate of future net sales and operating expenses, based primarily on expected category expansion, pricing, market segment share, and general economic conditions. Certain estimates of discounted cash flows involve businesses and geographies with limited financial history and developing revenue models. Changes in these forecasts could significantly change the amount of impairment recorded, if any.

During the year, management monitored the actual performance of the business relative to the fair value assumptions used during our annual goodwill impairment test. For the periods presented, no triggering events were identified that required an update to our annual impairment test. As a measure of sensitivity, a 10% decrease in the fair value of any of our reporting units as of December 31, 2012 would have had no impact on the carrying value of our goodwill.

Financial and credit market volatility directly impacts our fair value measurement through our weighted average cost of capital that we use to determine our discount rate and through our stock price that we use to determine our market capitalization. During times of volatility, significant judgment must be applied to determine whether credit or stock price changes are a short-term swing or a longer-term trend. As a measure of sensitivity, a prolonged 20% decrease from our December 31, 2012, closing stock price would not be an indicator of possible impairment.

*Stock-Based Compensation*

We measure compensation cost for stock awards at fair value and recognize it as compensation expense over the service period for awards expected to vest. The fair value of restricted stock units is determined based on the number of shares granted and the quoted price of our common stock. The estimation of stock awards that will ultimately vest requires judgment for the amount that will be forfeited, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We consider many factors when estimating expected forfeitures, including employee class, economic environment, and historical experience. We update our estimated forfeiture rate quarterly. A 1% change to our estimated forfeiture rate would have had an approximately $22 million impact on our 2012 operating income. Our estimated forfeiture rates at December 31, 2012 and 2011, were 27% and 28%.

We utilize the accelerated method, rather than the straight-line method, for recognizing compensation expense. For example, over 50% of the compensation cost related to an award vesting ratably over four years is expensed in the first year. If forfeited early in the life of an award, the compensation expense adjustment is much greater under an accelerated method than under a straight-line method.

*Income Taxes*

We are subject to income taxes in the U.S. and numerous foreign jurisdictions. Significant judgment is required in evaluating and estimating our provision and accruals for these taxes. During the ordinary course of business, there are many transactions for which the ultimate tax determination is uncertain. Our effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by losses incurred in jurisdictions for which we are not able to realize the related tax benefit, by changes in foreign currency exchange rates, by entry into new businesses and geographies and changes to our existing businesses, by acquisitions (including integrations) and investments, by changes in the valuation of our deferred tax assets and liabilities, or by changes in the relevant tax, accounting, and other laws, regulations, administrative practices, principles, and interpretations, with a number of countries actively considering changes in this regard. In addition, we are subject to audit in various jurisdictions, and such jurisdictions may assess additional income tax liabilities against us. Although we believe our tax estimates are reasonable, the final outcome of tax audits and any related litigation could be materially different from our historical income tax provisions and accruals. Developments in an audit or litigation could have a material effect on our operating results or cash flows in the period or periods for which that development occurs, as well as for prior and subsequent periods.

*Recent Accounting Pronouncements*

See Item 8 of Part II, "Financial Statements and Supplementary Data—Note 1—Description of Business and Accounting Policies—Recent Accounting Pronouncements."

### Liquidity and Capital Resources

Cash flow information is as follows (in millions):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Cash provided by (used in): | | | |
| Operating activities | $ 4,180 | $ 3,903 | $ 3,495 |
| Investing activities | (3,595) | (1,930) | (3,360) |
| Financing activities | 2,259 | (482) | 181 |

Our financial focus is on long-term, sustainable growth in free cash flow. Free cash flow, a non-GAAP financial measure, was $395 million for 2012, compared to $2.1 billion and $2.5 billion for 2011 and 2010. See "Results of Operations—Non-GAAP Financial Measures" below for a reconciliation of free cash flow to cash provided by operating activities. The decrease in free cash flow in 2012 and 2011, compared to the comparable prior year periods, was primarily due to increased capital expenditures partially offset by higher operating cash flows. Operating cash flows and free cash flows can be volatile and are sensitive to many factors, including changes in working capital, the timing and magnitude of capital expenditures, and our net income. Working capital at any specific point in time is subject to many variables, including seasonality, inventory management and category expansion, the timing of cash receipts and payments, vendor payment terms, and fluctuations in foreign exchange rates.

Our principal sources of liquidity are cash flows generated from operations and our cash, cash equivalents, and marketable securities balances, which, at fair value, were $11.4 billion, $9.6 billion, and $8.8 billion, at December 31, 2012, 2011, and 2010. Amounts held in foreign currencies were $5.1 billion, $4.1 billion, and $3.4 billion at December 31, 2012, 2011, and 2010, and were primarily Euros, British Pounds, Japanese Yen, and Chinese Yuan.

Cash provided by operating activities was $4.2 billion, $3.9 billion, and $3.5 billion in 2012, 2011, and 2010. Our operating cash flows result primarily from cash received from our consumer, seller, and enterprise customers, advertising agreements, and our co-branded credit card agreements, offset by cash payments we make for products and services, employee compensation (less amounts capitalized related to internal use software that are reflected as cash used in investing activities), payment processing and related transaction costs, operating leases, and interest payments on our long-term obligations. Cash received from our consumer, seller, and enterprise customers, and other activities generally corresponds to our net sales. Because consumers primarily use credit cards to buy from us, our receivables from consumers settle quickly. The increase in operating cash flow in 2012, compared to the comparable prior year period, was primarily due to increases in non-cash expenses partially offset by the decrease in net income; additions to unearned revenue; and changes in working capital; partially offset by increased tax benefits on excess stock-based compensation deductions. The increase in operating cash flow in 2011, compared to the comparable prior year period, was primarily due to additions to unearned revenue; increases in sales of gift certificates to our customers; decreased tax benefits on excess stock-based compensation deductions; and the increase in net income, excluding depreciation, amortization, and stock-based compensation; partially offset by changes in working capital.

Cash provided by (used in) investing activities corresponds with capital expenditures, including leasehold improvements, internal-use software and website development costs, cash outlays for acquisitions, investments in other companies and intellectual property rights, and purchases, sales, and maturities of marketable securities. Cash used in investing activities was $(3.6) billion, $(1.9) billion, and $(3.4) billion in 2012, 2011, and 2010, with the variability caused primarily by changes in capital expenditures and changes in cash paid for acquisitions, and purchases, maturities, and sales of marketable securities and other investments. Capital expenditures were $3.8 billion, $1.8 billion, and $979 million in 2012, 2011, and 2010, with the increases primarily reflecting the purchase of property in 2012, and additional investments in support of continued business growth due to investments in technology infrastructure, including AWS, and additional capacity to support our fulfillment operations during all three periods. We expect this trend to continue over time. The purchase of property in 2012 included the acquisition of 11 buildings comprising 1.8 million square feet of our previously leased corporate office space and three city blocks in Seattle, Washington for $1.4 billion. Capital expenditures included $381 million, $256 million, and $176 million for internal-use software and website development during 2012, 2011, and 2010. Stock-based compensation capitalized for internal-use software and website development costs does not affect cash flows. In 2012, 2011, and 2010, we made cash payments, net of acquired cash, related to acquisition and other investment activity of $745 million, $705 million, and $352 million.

Cash provided by (used in) financing activities was $2.3 billion, $(482) million, and $181 million in 2012, 2011, and 2010. Cash outflows from financing activities result from repurchases of common stock, payments on obligations related to capital leases and leases accounted for as financing arrangements, and repayments of long-term debt. Payments on obligations related to capital leases and leases accounted for as financing arrangements and repayments of long-term debt, were $588 million, $444 million, and $221 million in 2012, 2011, and 2010. We repurchased 5.3 million shares of common stock for $960 million in 2012 and 1.5 million shares of common stock for $277 million in 2011 under the $2.0 billion repurchase program authorized by our Board of Directors in January 2010. Cash inflows from financing activities primarily result from proceeds from long-term debt and tax benefits relating to excess stock-based compensation deductions. Proceeds from long-term debt and other were $3.4 billion, $177 million, and $143 million in 2012, 2011, and 2010. During 2012, cash inflows from financing activities consisted primarily of net proceeds from the issuance of $3.0 billion of senior nonconvertible unsecured debt in three tranches: $750 million of 0.65% notes due in 2015; $1.0 billion of 1.20% notes due in 2017; and $1.3 billion of 2.50% notes due in 2022. See Item 8 of Part II, "Financial Statements and Supplementary Data—Note 6—Long-Term Debt" for additional discussion of the notes. Tax benefits relating to excess stock-based compensation deductions are presented as financing cash flows. Cash inflows from tax benefits related to stock-based compensation deductions were $429 million, $62 million, and $259 million in 2012, 2011, and 2010.

In 2012, 2011, and 2010 we recorded net tax provisions of $428 million, $291 million, and $352 million. A majority of this provision is non-cash. We have tax benefits relating to excess stock-based compensation deductions that are being utilized to reduce our U.S. taxable income. Except as required under U.S. tax law, we do not provide for U.S. taxes on our undistributed earnings of foreign subsidiaries that have not been previously taxed since we intend to invest such undistributed earnings indefinitely outside of the U.S. If our intent changes or if these funds are needed for our U.S. operations, we would be required to accrue or pay U.S. taxes on some or all of these undistributed earnings. At December 31, 2012, cash held by foreign subsidiaries was $4.3 billion, which include undistributed earnings of foreign subsidiaries indefinitely invested outside of the U.S. of $2.1 billion. Cash taxes paid (net of refunds) were $112 million, $33 million, and $75 million for 2012, 2011, and 2010. As of December 31, 2012, our federal net operating loss carryforward was approximately $89 million. We also have approximately $136 million of federal tax credits potentially available to offset future tax liabilities. As we utilize our federal tax credits, we expect cash paid for taxes to significantly increase. We endeavor to optimize our global taxes on a cash basis, rather than on a financial reporting basis.

See Item 8 of Part II, "Financial Statements and Supplementary Data—Note 8—Commitments and Contingencies" for additional discussion of our principal contractual commitments, as well as our pledged securities. Purchase obligations and open purchase orders, consisting of inventory and significant non-inventory commitments, were $3.8 billion at December 31, 2012. Purchase obligations and open purchase orders are generally cancelable in full or in part through the contractual provisions.

On average, our high inventory velocity means we generally collect from consumers before our payments to suppliers come due. Inventory turnover was 9, 10, and 11 for 2012, 2011, and 2010. We expect variability in inventory turnover over time as it is affected by several factors, including our product mix, the mix of sales by us and by other sellers, our continuing focus on in-stock inventory availability and selection of product offerings, our investment in new geographies and product lines, and the extent to which we choose to utilize outsource fulfillment providers.

We believe that cash flows generated from operations and our cash, cash equivalents, and marketable securities balances will be sufficient to meet our anticipated operating cash needs for at least the next 12 months. However, any projections of future cash needs and cash flows are subject to substantial uncertainty. See Item 1A of Part I, "Risk Factors." We continually evaluate opportunities to sell additional equity or debt securities, obtain credit facilities, repurchase common stock, pay dividends, or repurchase, refinance, or otherwise restructure our debt for strategic reasons or to further strengthen our financial position. The sale of additional equity or convertible debt securities would likely be dilutive to our shareholders. In addition, we will, from time to time, consider the acquisition of, or investment in, complementary businesses, products, services, and technologies, which might affect our liquidity requirements or cause us to issue additional equity or debt securities. There can be no assurance that additional lines-of-credit or financing instruments will be available in amounts or on terms acceptable to us, if at all.

**Results of Operations**

We have organized our operations into two principal segments: North America and International. We present our segment information along the same lines that our Chief Executive Officer reviews our operating results in assessing performance and allocating resources.

*Net Sales*

Net sales include product and services sales. Product sales represent revenue from the sale of products and related shipping fees and digital content where we are the seller of record. Services sales represent third-party seller fees earned (including commissions) and related shipping fees, digital content subscriptions, and non-retail activities. Net sales information is as follows (in millions):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Net Sales: | | | |
| North America | $34,813 | $26,705 | $18,707 |
| International | 26,280 | 21,372 | 15,497 |
| Consolidated | $61,093 | $48,077 | $34,204 |
| Year-over-year Percentage Growth: | | | |
| North America | 30% | 43% | 46% |
| International | 23 | 38 | 33 |
| Consolidated | 27 | 41 | 40 |
| Year-over-year Percentage Growth, excluding effect of exchange rates: | | | |
| North America | 30% | 43% | 46% |
| International | 27 | 31 | 34 |
| Consolidated | 29 | 37 | 40 |
| Net Sales Mix: | | | |
| North America | 57% | 56% | 55% |
| International | 43 | 44 | 45 |
| Consolidated | 100% | 100% | 100% |

Sales increased 27%, 41%, and 40% in 2012, 2011, and 2010, compared to the comparable prior year periods. Changes in currency exchange rates impacted net sales by $(854) million, $1.1 billion, and $(86) million for 2012, 2011, and 2010. For a discussion of the effect on sales growth of exchange rates, see "Effect of Exchange Rates" below.

North America sales grew 30%, 43%, and 46% in 2012, 2011, and 2010, compared to the comparable prior year periods. The sales growth in each year primarily reflects increased unit sales, partially offset by a higher percentage of sales by marketplace sellers. Increased unit sales were driven largely by our continued efforts to reduce prices for our customers, including from our shipping offers, by sales in faster growing categories such as electronics and other general merchandise, by increased in-stock inventory availability, and by increased selection of product offerings.

International sales grew 23%, 38%, and 33% in 2012, 2011, and 2010, compared to the comparable prior year periods. The sales growth in each year primarily reflects increased unit sales, partially offset by a higher percentage of sales by marketplace sellers. Increased unit sales were driven largely by our continued efforts to reduce prices for our customers, including from our shipping offers, by sales in faster growing categories such as electronics and other general merchandise, by increased in-stock inventory availability, and by increased selection of product offerings. Additionally, changes in currency exchange rates impacted International net sales by $(853) million, $1.1 billion, and $(107) million in 2012, 2011, and 2010. We expect that, over time, our International segment will represent 50% or more of our consolidated net sales.

*Supplemental Information*

Supplemental information about shipping results is as follows (in millions):

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2012** | **2011** | **2010** |
| Shipping Activity: | | | |
| Shipping revenue (1)(2)(3) | $ 2,280 | $ 1,552 | $ 1,193 |
| Outbound shipping costs | (5,134) | (3,989) | (2,579) |
| Net shipping cost | $(2,854) | $(2,437) | $(1,386) |
| Year-over-year Percentage Growth: | | | |
| Shipping revenue | 47% | 30% | 29% |
| Outbound shipping costs | 29 | 55 | 45 |
| Net shipping cost | 17 | 76 | 63 |
| Percent of Net Sales: | | | |
| Shipping revenue | 3.7% | 3.2% | 3.5% |
| Outbound shipping costs | (8.4) | (8.3) | (7.5) |
| Net shipping cost | (4.7)% | (5.1)% | (4.0)% |

(1) Excludes amounts earned on shipping activities by third-party sellers where we do not provide the fulfillment service.
(2) Includes a portion of amounts earned from Amazon Prime memberships.
(3) Shipping revenue for the year ended December 31, 2012, includes amounts earned from Fulfillment by Amazon programs related to shipping services.

We expect our net cost of shipping to continue to increase to the extent our customers accept and use our shipping offers at an increasing rate, our product mix shifts to the electronics and other general merchandise category, we reduce shipping rates, we use more expensive shipping methods, and we offer additional services. We seek to mitigate costs of shipping over time in part through achieving higher sales volumes, optimizing placement of fulfillment centers, negotiating better terms with our suppliers, and achieving better operating efficiencies. We believe that offering low prices to our customers is fundamental to our future success, and one way we offer lower prices is through shipping offers.

Net sales by similar products and services were as follows (in millions):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Net Sales: | | | |
| North America | | | |
| Media | $ 9,189 | $ 7,959 | $ 6,881 |
| Electronics and other general merchandise | 23,273 | 17,315 | 10,998 |
| Other (1) | 2,351 | 1,431 | 828 |
| Total North America | $34,813 | $26,705 | $18,707 |
| International | | | |
| Media | $10,753 | $ 9,820 | $ 8,007 |
| Electronics and other general merchandise | 15,355 | 11,397 | 7,365 |
| Other (1) | 172 | 155 | 125 |
| Total International | $26,280 | $21,372 | $15,497 |
| Consolidated | | | |
| Media | $19,942 | $17,779 | $14,888 |
| Electronics and other general merchandise | 38,628 | 28,712 | 18,363 |
| Other (1) | 2,523 | 1,586 | 953 |
| Total consolidated | $61,093 | $48,077 | $34,204 |
| Year-over-year Percentage Growth: | | | |
| North America | | | |
| Media | 15% | 16% | 15% |
| Electronics and other general merchandise | 34 | 57 | 74 |
| Other | 64 | 73 | 50 |
| Total North America | 30 | 43 | 46 |
| International | | | |
| Media | 9% | 23% | 18% |
| Electronics and other general merchandise | 35 | 55 | 54 |
| Other | 11 | 24 | 22 |
| Total International | 23 | 38 | 33 |
| Consolidated | | | |
| Media | 12% | 19% | 17% |
| Electronics and other general merchandise | 35 | 56 | 66 |
| Other | 59 | 66 | 46 |
| Total consolidated | 27 | 41 | 40 |
| Year-over-year Percentage Growth: | | | |
| Excluding the effect of exchange rates | | | |
| International | | | |
| Media | 12% | 16% | 18% |
| Electronics and other general merchandise | 40 | 47 | 57 |
| Other | 15 | 18 | 24 |
| Total International | 27 | 31 | 34 |
| Consolidated | | | |
| Media | 14% | 16% | 16% |
| Electronics and other general merchandise | 36 | 53 | 67 |
| Other | 59 | 66 | 46 |
| Total consolidated | 29 | 37 | 40 |
| Consolidated Net Sales Mix: | | | |
| Media | 33% | 37% | 43% |
| Electronics and other general merchandise | 63 | 60 | 54 |
| Other | 4 | 3 | 3 |
| Total consolidated | 100% | 100% | 100% |

(1) Includes sales from non-retail activities, such as AWS in the North America segment, advertising services, and our co-branded credit card agreements in both segments.

### *Operating Expenses*

Information about operating expenses with and without stock-based compensation is as follows (in millions):

| | Year Ended December 31, 2012 | | | Year Ended December 31, 2011 | | | Year Ended December 31, 2010 | | |
|---|---|---|---|---|---|---|---|---|---|
| | As Reported | Stock-Based Compensation | Net | As Reported | Stock-Based Compensation | Net | As Reported | Stock-Based Compensation | Net |
| Operating Expenses: | | | | | | | | | |
| Cost of sales | $45,971 | $ — | $45,971 | $37,288 | $ — | $37,288 | $26,561 | $ — | $26,561 |
| Fulfillment | 6,419 | (212) | 6,207 | 4,576 | (133) | 4,443 | 2,898 | (90) | 2,808 |
| Marketing | 2,408 | (61) | 2,347 | 1,630 | (39) | 1,591 | 1,029 | (27) | 1,002 |
| Technology and content | 4,564 | (434) | 4,130 | 2,909 | (292) | 2,617 | 1,734 | (223) | 1,511 |
| General and administrative | 896 | (126) | 770 | 658 | (93) | 565 | 470 | (84) | 386 |
| Other operating expense (income), net | 159 | — | 159 | 154 | — | 154 | 106 | — | 106 |
| Total operating expenses | $60,417 | $(833) | $59,584 | $47,215 | $(557) | $46,658 | $32,798 | $(424) | $32,374 |
| Year-over-year Percentage Growth: | | | | | | | | | |
| Fulfillment | 40% | | 40% | 58% | | 58% | 41% | | 42% |
| Marketing | 48 | | 47 | 58 | | 59 | 51 | | 52 |
| Technology and content | 57 | | 58 | 68 | | 73 | 40 | | 43 |
| General and administrative | 36 | | 36 | 40 | | 46 | 44 | | 45 |
| Percent of Net Sales: | | | | | | | | | |
| Fulfillment | 10.5% | | 10.2% | 9.5% | | 9.2% | 8.5% | | 8.2% |
| Marketing | 3.9 | | 3.8 | 3.4 | | 3.3 | 3.0 | | 2.9 |
| Technology and content | 7.5 | | 6.8 | 6.1 | | 5.4 | 5.1 | | 4.4 |
| General and administrative | 1.5 | | 1.3 | 1.4 | | 1.2 | 1.4 | | 1.1 |

Operating expenses without stock-based compensation are non-GAAP financial measures. See "Non-GAAP Financial Measures" and Item 8 of Part I, "Financial Statements and Supplementary Data—Note 1—Description of Business and Accounting Policies—Stock-Based Compensation."

### *Cost of Sales*

Cost of sales consists of the purchase price of consumer products and digital content where we are the seller of record, including Prime Instant Video, inbound and outbound shipping charges, and packaging supplies. Shipping charges to receive products from our suppliers are included in our inventory, and recognized as cost of sales upon sale of products to our customers.

The increase in cost of sales in absolute dollars in 2012, 2011, and 2010 compared to the comparable prior year periods, is primarily due to increased product, digital content, and shipping costs resulting from increased sales, as well as from expansion of digital offerings.

Consolidated gross profit and gross margin for each of the periods presented were as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Gross profit (in millions) | $15,122 | $10,789 | $7,643 |
| Gross margin | 24.8% | 22.4% | 22.3% |

Gross margin increased in 2012, compared to the comparable prior year periods, primarily due to services sales increasing as a percentage of total sales. We believe that income from operations is a more meaningful measure than gross profit and gross margin due to the diversity of our product categories and services.

### *Fulfillment*

Fulfillment costs as a percentage of net sales may vary due to several factors, such as payment processing and related transaction costs, our level of productivity and accuracy, changes in volume, size, and weight of units received and fulfilled, timing of fulfillment capacity expansion, the extent we utilize fulfillment services provided by third parties, mix of products and services sold, and our ability to affect customer service contacts per unit by implementing improvements in our operations and enhancements to our customer self-service features. Additionally, because payment processing and fulfillment costs associated with seller transactions are based on the gross purchase price of underlying transactions, and payment processing and related transaction and fulfillment costs are higher as a percentage of sales versus our retail sales, sales by our sellers have higher fulfillment costs as a percent of net sales.

The increase in fulfillment costs in absolute dollars in 2012, 2011, and 2010, compared to the comparable prior year periods, is primarily due to variable costs corresponding with increased physical and digital product and services sales volume, inventory levels, and sales mix; costs from expanding fulfillment capacity; and payment processing and related transaction costs.

We seek to expand our fulfillment capacity to accommodate greater selection and in-stock inventory levels and meet anticipated shipment volumes from sales of our own products as well as sales by third parties for which we provide the fulfillment services. We evaluate our facility requirements as necessary.

### *Marketing*

We direct customers to our websites primarily through a number of targeted online marketing channels, such as our Associates program, sponsored search, portal advertising, email marketing campaigns, and other initiatives. Our marketing expenses are largely variable, based on growth in sales and changes in rates. To the extent there is increased or decreased competition for these traffic sources, or to the extent our mix of these channels shifts, we would expect to see a corresponding change in our marketing expense.

The increase in marketing costs in absolute dollars in 2012, 2011, and 2010, compared to the comparable prior year periods, is primarily due to increased spending on online marketing channels, such as sponsored search programs and our Associates program, payroll and related expenses, and television advertising.

While costs associated with Amazon Prime memberships and other shipping offers are not included in marketing expense, we view these offers as effective worldwide marketing tools, and intend to continue offering them indefinitely.

### *Technology and Content*

We seek to efficiently invest in several areas of technology and content such as technology infrastructure, including AWS, digital initiatives, and expansion of new and existing physical and digital product categories and offerings, so we may continue to enhance the customer experience and improve our process efficiency. We expect spending in technology and content to increase over time as we continue to add employees and technology infrastructure.

The increase in technology and content costs in absolute dollars in 2012, 2011, and 2010 compared to the comparable prior year periods is primarily due to increases in payroll and related expenses, including those associated with our digital initiatives, and increased spending on technology infrastructure, including AWS. We expect these trends to continue over time as we invest in these areas by increasing payroll and related expenses and adding technology infrastructure.

For 2012, 2011, and 2010, we capitalized $454 million (including $74 million of stock-based compensation), $307 million (including $51 million of stock-based compensation), and $213 million (including

$38 million of stock-based compensation) of costs associated with internal-use software and website development. Amortization of previously capitalized amounts was $327 million, $236 million, and $184 million for 2012, 2011, and 2010. A majority of our technology costs are incurred in the U.S., most of which are allocated to our North America segment. Infrastructure, other technology, and operating costs incurred to support AWS are included in technology and content.

### *General and Administrative*

The increase in general and administrative costs in absolute dollars in 2012, 2011, and 2010 compared to the comparable prior year periods is primarily due to increases in payroll and related expenses and professional service fees.

### *Stock-Based Compensation*

Stock-based compensation was $833 million, $557 million, and $424 million during 2012, 2011, and 2010. The increase in 2012, 2011, and 2010 compared to the comparable prior year periods is primarily due to an increase in total stock-based compensation value granted to our employees and to a decrease in our estimated forfeiture rate.

### *Other Operating Expense (Income), Net*

Other operating expense (income), net was $159 million, $154 million, and $106 million during 2012, 2011, and 2010. In 2012, 2011, and 2010, the amounts primarily related to amortization of intangible assets.

### *Income from Operations*

For the reasons discussed above, income from operations decreased 22% in 2012, decreased 39% in 2011, and increased 25% in 2010.

### *Interest Income and Expense*

Our interest income was $40 million, $61 million, and $51 million during 2012, 2011, and 2010. We generally invest our excess cash in investment grade short- to intermediate-term fixed income securities and AAA-rated money market funds. Our interest income corresponds with the average balance of invested funds and the prevailing rates we are earning on them, which vary depending on the geographies and currencies in which they are invested.

The primary component of our interest expense is related to our long-term debt and capital and financing lease arrangements. Interest expense was $92 million, $65 million, and $39 million in 2012, 2011, and 2010.

Our long-term debt was $3.1 billion and $255 million at December 31, 2012 and 2011. Our other long-term liabilities were $2.3 billion and $2.4 billion at December 31, 2012 and 2011. See Item 8 of Part II, "Financial Statements and Supplementary Data—Note 6—Long-Term Debt and Note 7—Other Long-Term Liabilities" for additional information.

### *Other Income (Expense), Net*

Other income (expense), net was $(80) million, $76 million, and $79 million during 2012, 2011, and 2010. The primary component of other income (expense), net, is related to foreign-currency gains (losses) on intercompany balances.

*Income Taxes*

Our effective tax rate is subject to significant variation due to several factors, including variability in our pre-tax and taxable income and loss and the mix of jurisdictions to which they relate, changes in how we do business, acquisitions (including integrations) and investments, audit developments, foreign currency gains (losses), changes in law, regulations, and administrative practices, and relative changes of expenses or losses for which tax benefits are not recognized.

We recorded a provision for income taxes of $428 million, $291 million, and $352 million in 2012, 2011, and 2010. Our effective tax rate in 2012, 2011, and 2010 is significantly affected by two factors: the favorable impact of earnings in lower tax rate jurisdictions and the adverse effect of losses incurred in certain foreign jurisdictions for which we may not realize a tax benefit. Income earned in lower tax jurisdictions is primarily related to our European operations, which are headquartered in Luxembourg. Losses incurred in foreign jurisdictions for which we may not realize a tax benefit, primarily generated by subsidiaries located outside of Europe, reduce our pre-tax income without a corresponding reduction in our tax expense, and therefore increase our effective tax rate. We have recorded a valuation allowance against the related deferred tax assets.

In 2012, the adverse impact of such foreign jurisdiction losses was partially offset by the favorable impact of earnings in lower tax rate jurisdictions. Additionally, our effective tax rate in 2012 was more volatile as compared to prior years due to the lower level of pre-tax income generated during the year, relative to our tax expense. Our effective tax rate in 2012 was also adversely impacted by acquisitions (including integrations) and investments, audit developments, nondeductible expenses, and changes in tax law such as the expiration of the U.S. federal research and development credit at the end of 2011. These items collectively caused our annual effective tax rate to be higher than both the 35% U.S. federal statutory rate and our effective tax rates in 2011 and 2010. These items may also cause our effective tax rate in 2013 to be higher than the 35% U.S. federal statutory rate.

In 2011 and 2010, the favorable impact of earnings in lower tax rate jurisdictions offset the adverse impact of foreign jurisdiction losses and, as a result, the effective tax rate in both years was lower than the 35% U.S. federal statutory rate.

We have tax benefits relating to excess stock-based compensation deductions that are being utilized to reduce our U.S. taxable income. As of December 31, 2012, our federal net operating loss carryforward was approximately $89 million. We also have approximately $136 million of federal tax credits potentially available to offset future tax liabilities.

In January 2013, legislation was enacted to extend the federal research and development credit and other favorable tax benefits through December 31, 2013. As a result, we expect that our income tax provision for the first quarter of 2013 will include a discrete tax benefit for the research and development credit and other favorable tax benefits that were extended retroactively to January 1, 2012.

### *Equity-Method Investment Activity, Net of Tax*

Equity-method investment activity, net of tax, was $(155) million, $(12) million, and $7 million in 2012, 2011, and 2010. Details of the activity are provided below (in millions):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Equity in earnings (loss) of LivingSocial: | | | |
| Impairment charges recorded by LivingSocial | $(170) | $ — | $— |
| Gain on existing equity interests, LivingSocial acquisitions | 75 | — | — |
| Operating and other losses | (96) | (178) | (2) |
| Total equity in earnings (loss) of LivingSocial | (191) | (178) | (2) |
| Other equity-method investment activity: | | | |
| Amazon dilution gains on LivingSocial investment | 37 | 114 | — |
| Recovery on sale of equity position | — | 49 | — |
| Gain on existing equity interests, Amazon acquisitions | — | 6 | 18 |
| Other, net | (1) | (3) | (9) |
| Total other equity-method investment activity | 36 | 166 | 9 |
| Equity-method investment activity, net of tax | $(155) | $ (12) | $ 7 |

### *Effect of Exchange Rates*

The effect on our consolidated statements of operations from changes in exchange rates versus the U.S. Dollar is as follows (in millions, except per share data):

| | Year Ended December 31, 2012 | | | Year Ended December 31, 2011 | | | Year Ended December 31, 2010 | | |
|---|---|---|---|---|---|---|---|---|---|
| | At Prior Year Rates (1) | Exchange Rate Effect (2) | As Reported | At Prior Year Rates (1) | Exchange Rate Effect (2) | As Reported | At Prior Year Rates (1) | Exchange Rate Effect (2) | As Reported |
| Net sales | $61,947 | $(854) | $61,093 | $46,985 | $1,092 | $48,077 | $34,290 | $(86) | $34,204 |
| Operating expenses | 61,257 | (840) | 60,417 | 46,176 | 1,039 | 47,215 | 32,856 | (58) | 32,798 |
| Income from operations | 690 | (14) | 676 | 809 | 53 | 862 | 1,434 | (28) | 1,406 |

(1) Represents the outcome that would have resulted had exchange rates in the reported period been the same as those in effect in the comparable prior year period for operating results.

(2) Represents the increase or decrease in reported amounts resulting from changes in exchange rates from those in effect in the comparable prior year period for operating results.

### *Non-GAAP Financial Measures*

Regulation G, *Conditions for Use of Non-GAAP Financial Measures*, and other SEC regulations define and prescribe the conditions for use of certain non-GAAP financial information. Our measures of "Free cash flow," operating expenses with and without stock-based compensation, and the effect of exchange rates on our consolidated statements of operations, meet the definition of non-GAAP financial measures.

Free cash flow is used in addition to and in conjunction with results presented in accordance with GAAP and free cash flow should not be relied upon to the exclusion of GAAP financial measures.

Free cash flow, which we reconcile to "Net cash provided by (used in) operating activities," is cash flow from operations reduced by "Purchases of property and equipment, including internal-use software and website development." We use free cash flow, and ratios based on it, to conduct and evaluate our business because, although it is similar to cash flow from operations, we believe it typically will present a more conservative measure of cash flows since purchases of property and equipment are a necessary component of ongoing operations.

Free cash flow has limitations due to the fact that it does not represent the residual cash flow available for discretionary expenditures. For example, free cash flow does not incorporate the portion of payments representing principal reductions of debt, obligations related to capital leases and leases accounted for as financing arrangements, or cash payments for business acquisitions. Therefore, we believe it is important to view free cash flow as a complement to our entire consolidated statements of cash flows.

The following is a reconciliation of free cash flow to the most comparable GAAP measure, "Net cash provided by (used in) operating activities" for 2012, 2011, and 2010 (in millions):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Net cash provided by operating activities | $ 4,180 | $ 3,903 | $ 3,495 |
| Purchases of property and equipment, including internal-use software and website development | (3,785) | (1,811) | (979) |
| Free cash flow | $ 395 | $ 2,092 | $ 2,516 |
| Net cash used in investing activities | $(3,595) | $(1,930) | $(3,360) |
| Net cash provided by (used in) financing activities | $ 2,259 | $ (482) | $ 181 |

Operating expenses with and without stock-based compensation is provided to show the impact of stock-based compensation, which is non-cash and excluded from our internal operating plans and measurement of financial performance (although we consider the dilutive impact to our shareholders when awarding stock-based compensation and value such awards accordingly). In addition, unlike other centrally-incurred operating costs, stock-based compensation is not allocated to segment results and therefore excluding it from operating expense is consistent with our segment presentation in our footnotes to the consolidated financial statements.

Operating expenses without stock-based compensation has limitations since it does not include all expenses primarily related to our workforce. More specifically, if we did not pay out a portion of our compensation in the form of stock-based compensation, our cash salary expense included in the "Fulfillment," "Technology and content," "Marketing," and "General and administrative" line items would be higher.

Information regarding the effect of exchange rates, versus the U.S. Dollar, on our consolidated statements of operations is provided to show reported period operating results had the exchange rates remained the same as those in effect in the comparable prior year period.

## Guidance

We provided guidance on January 29, 2013 in our earnings release furnished on Form 8-K as set forth below. These forward-looking statements reflect Amazon.com's expectations as of January 29, 2013, and are subject to substantial uncertainty. Our results are inherently unpredictable and may be materially affected by many factors, such as fluctuations in foreign exchange rates, changes in global economic conditions and consumer spending, world events, the rate of growth of the Internet and online commerce, as well as those outlined in Item 1A of Part I, "Risk Factors."

First Quarter 2013 Guidance

- Net sales are expected to be between $15.0 billion and $16.6 billion, or to grow between 14% and 26% compared with first quarter 2012.

- Operating income (loss) is expected to be between $(285) million and $65 million, compared to $192 million in the prior year period.
- This guidance includes approximately $285 million for stock-based compensation and amortization of intangible assets, and it assumes, among other things, that no additional business acquisitions or investments are concluded and that there are no further revisions to stock-based compensation estimates.

## Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

We are exposed to market risk for the effect of interest rate changes, foreign currency fluctuations, and changes in the market values of our investments. Information relating to quantitative and qualitative disclosures about market risk is set forth below and in Item 7 of Part II, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

*Interest Rate Risk*

Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio and our long-term debt. All of our cash equivalent and marketable fixed income securities are designated as available for sale and, accordingly, are presented at fair value on our consolidated balance sheets. We generally invest our excess cash in investment grade short- to intermediate-term fixed income securities and AAA-rated money market funds. Fixed rate securities may have their fair market value adversely affected due to a rise in interest rates, and we may suffer losses in principal if forced to sell securities that have declined in market value due to changes in interest rates.

The following table provides information about our current and long-term cash equivalent and marketable fixed income securities, including principal cash flows by expected maturity and the related weighted average interest rates at December 31, 2012 (in millions, except percentages):

| | 2013 | 2014 | 2015 | 2016 | 2017 | Thereafter | Total | Estimated Fair Value at December 31, 2012 |
|---|---|---|---|---|---|---|---|---|
| Money market funds | $5,561 | $ — | $ — | $ — | $ — | $ — | $5,561 | $5,561 |
| Weighted average interest rate | 0.12% | 0.00% | 0.00% | 0.00% | 0.00% | 0.00% | 0.12% | |
| Corporate debt securities | 223 | 243 | 204 | 27 | — | — | 697 | 725 |
| Weighted average interest rate | 0.45% | 0.62% | 0.84% | 1.25% | 0.00% | 0.00% | 0.65% | |
| U.S. Government and Agency Securities | 771 | 561 | 433 | 20 | 5 | — | 1,790 | 1,810 |
| Weighted average interest rate | 0.30% | 0.43% | 0.65% | 1.12% | 1.00% | 0.00% | 0.43% | |
| Asset backed securities | 26 | 16 | 7 | — | — | — | 49 | 49 |
| Weighted average interest rate | 0.48% | 0.69% | 0.67% | 0.00% | 0.00% | 0.00% | 0.58% | |
| Foreign government and agency securities | 141 | 228 | 340 | 30 | — | — | 739 | 772 |
| Weighted average interest rate | 0.18% | 0.10% | 0.12% | 0.06% | 0.00% | 0.00% | 0.12% | |
| Other securities | 8 | 9 | 10 | 5 | — | — | 32 | 33 |
| Weighted average interest rate | 0.88% | 0.68% | 0.80% | 1.08% | 0.00% | 0.00% | 0.83% | |
| | $6,730 | $1,057 | $ 994 | $ 82 | $ 5 | $ — | $8,868 | |
| Cash equivalents and marketable fixed-income securities | | | | | | | | $8,950 |

At December 31, 2012, we had $3.7 billion of debt, including the current portion, primarily consisting of fixed rate unsecured debt in three tranches: $750 million of 0.65% notes due in 2015; $1.0 billion of 1.20% notes due in 2017; and $1.3 billion of 2.50% notes due in 2022. The fair value of our debt will fluctuate with movements of interest rates, increasing in periods of declining rates of interest and declining in periods of increasing rates of interest. Based upon quoted market prices and Level 2 inputs, the fair value of our debt was $3.7 billion at December 31, 2012.

*Foreign Exchange Risk*

During 2012, net sales from our International segment accounted for 43% of our consolidated revenues. Net sales and related expenses generated from our international websites, as well as those relating to www.amazon.ca (which is included in our North America segment), are denominated in the functional currencies of the corresponding websites and primarily include Euros, British Pounds, Japanese Yen, and Chinese Yuan. The functional currency of our subsidiaries that either operate or support these websites is the same as the corresponding local currency. The results of operations of, and certain of our intercompany balances associated with, our internationally-focused websites are exposed to foreign exchange rate fluctuations. Upon consolidation, as exchange rates vary, net sales and other operating results may differ materially from expectations, and we may record significant gains or losses on the remeasurement of intercompany balances. For example, as a result of fluctuations in foreign exchange rates during 2012, International segment revenues decreased $853 million in comparison with the prior year.

We have foreign exchange risk related to foreign-denominated cash, cash equivalents, and marketable securities ("foreign funds"). Based on the balance of foreign funds at December 31, 2012 of $5.1 billion, an assumed 5%, 10%, and 20% negative currency movement would result in fair value declines of $255 million, $515 million, and $1.0 billion. All investments are classified as "available for sale." Fluctuations in fair value are recorded in "Accumulated other comprehensive income (loss)," a separate component of stockholders' equity.

We have foreign exchange risk related to our intercompany balances denominated in various foreign currencies. Based on the intercompany balances at December 31, 2012, an assumed 5%, 10%, and 20% adverse change to foreign exchange would result in losses of $10 million, $20 million, and $40 million, recorded to "Other income (expense), net."

See Item 7 of Part II, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Effect of Exchange Rates," for additional information on the effect on reported results of changes in exchange rates.

*Investment Risk*

As of December 31, 2012, our recorded basis in equity investments was $140 million. These investments primarily relate to equity and cost method investments in private companies. We review our investments for impairment when events and circumstances indicate that the decline in fair value of such assets below the carrying value is other-than-temporary. Our analysis includes review of recent operating results and trends, recent sales/acquisitions of the investee securities, and other publicly available data. The current global economic climate provides additional uncertainty. Valuations of private companies are inherently more difficult due to the lack of readily available market data. As such, we believe that market sensitivities are not practicable.

**Item 8.** ***Financial Statements and Supplementary Data***

## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Amazon.com, Inc.

We have audited the accompanying consolidated balance sheets of Amazon.com, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Amazon.com, Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Amazon.com, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 29, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Seattle, Washington
January 29, 2013

## AMAZON.COM, INC.

## CONSOLIDATED STATEMENTS OF CASH FLOWS
### (in millions)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD | $ 5,269 | $ 3,777 | $ 3,444 |
| OPERATING ACTIVITIES: | | | |
| Net income (loss) | (39) | 631 | 1,152 |
| Adjustments to reconcile net income (loss) to net cash from operating activities: | | | |
| Depreciation of property and equipment, including internal-use software and website development, and other amortization | 2,159 | 1,083 | 568 |
| Stock-based compensation | 833 | 557 | 424 |
| Other operating expense (income), net | 154 | 154 | 106 |
| Losses (gains) on sales of marketable securities, net | (9) | (4) | (2) |
| Other expense (income), net | 253 | (56) | (79) |
| Deferred income taxes | (265) | 136 | 4 |
| Excess tax benefits from stock-based compensation | (429) | (62) | (259) |
| Changes in operating assets and liabilities: | | | |
| Inventories | (999) | (1,777) | (1,019) |
| Accounts receivable, net and other | (861) | (866) | (295) |
| Accounts payable | 2,070 | 2,997 | 2,373 |
| Accrued expenses and other | 1,038 | 1,067 | 740 |
| Additions to unearned revenue | 1,796 | 1,064 | 687 |
| Amortization of previously unearned revenue | (1,521) | (1,021) | (905) |
| Net cash provided by (used in) operating activities | 4,180 | 3,903 | 3,495 |
| INVESTING ACTIVITIES: | | | |
| Purchases of property and equipment, including internal-use software and website development | (3,785) | (1,811) | (979) |
| Acquisitions, net of cash acquired, and other | (745) | (705) | (352) |
| Sales and maturities of marketable securities and other investments | 4,237 | 6,843 | 4,250 |
| Purchases of marketable securities and other investments | (3,302) | (6,257) | (6,279) |
| Net cash provided by (used in) investing activities | (3,595) | (1,930) | (3,360) |
| FINANCING ACTIVITIES: | | | |
| Excess tax benefits from stock-based compensation | 429 | 62 | 259 |
| Common stock repurchased | (960) | (277) | — |
| Proceeds from long-term debt and other | 3,378 | 177 | 143 |
| Repayments of long-term debt, capital lease, and finance lease obligations | (588) | (444) | (221) |
| Net cash provided by (used in) financing activities | 2,259 | (482) | 181 |
| Foreign-currency effect on cash and cash equivalents | (29) | 1 | 17 |
| Net increase (decrease) in cash and cash equivalents | 2,815 | 1,492 | 333 |
| CASH AND CASH EQUIVALENTS, END OF PERIOD | $ 8,084 | $ 5,269 | $ 3,777 |
| SUPPLEMENTAL CASH FLOW INFORMATION: | | | |
| Cash paid for interest on long-term debt | $ 31 | $ 14 | $ 11 |
| Cash paid for income taxes (net of refunds) | 112 | 33 | 75 |
| Property and equipment acquired under capital leases | 802 | 753 | 405 |
| Property and equipment acquired under build-to-suit leases | 29 | 259 | 172 |

See accompanying notes to consolidated financial statements.

## AMAZON.COM, INC.

## CONSOLIDATED STATEMENTS OF OPERATIONS
**(in millions, except per share data)**

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Net product sales | $51,733 | $42,000 | $30,792 |
| Net services sales | 9,360 | 6,077 | 3,412 |
| Total net sales | 61,093 | 48,077 | 34,204 |
| Operating expenses (1): | | | |
| Cost of sales | 45,971 | 37,288 | 26,561 |
| Fulfillment | 6,419 | 4,576 | 2,898 |
| Marketing | 2,408 | 1,630 | 1,029 |
| Technology and content | 4,564 | 2,909 | 1,734 |
| General and administrative | 896 | 658 | 470 |
| Other operating expense (income), net | 159 | 154 | 106 |
| Total operating expenses | 60,417 | 47,215 | 32,798 |
| Income from operations | 676 | 862 | 1,406 |
| Interest income | 40 | 61 | 51 |
| Interest expense | (92) | (65) | (39) |
| Other income (expense), net | (80) | 76 | 79 |
| Total non-operating income (expense) | (132) | 72 | 91 |
| Income before income taxes | 544 | 934 | 1,497 |
| Provision for income taxes | (428) | (291) | (352) |
| Equity-method investment activity, net of tax | (155) | (12) | 7 |
| Net income (loss) | $ (39) | $ 631 | $ 1,152 |
| Basic earnings per share | $ (0.09) | $ 1.39 | $ 2.58 |
| Diluted earnings per share | $ (0.09) | $ 1.37 | $ 2.53 |
| Weighted average shares used in computation of earnings per share: | | | |
| Basic | 453 | 453 | 447 |
| Diluted | 453 | 461 | 456 |

(1) Includes stock-based compensation as follows:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Fulfillment | $212 | $ 133 | $ 90 |
| Marketing | 61 | 39 | 27 |
| Technology and content | 434 | 292 | 223 |
| General and administrative | 126 | 93 | 84 |

See accompanying notes to consolidated financial statements.

## AMAZON.COM, INC.

## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
**(in millions)**

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Net income (loss) | $(39) | $ 631 | $1,152 |
| Other comprehensive income (loss): | | | |
| Foreign currency translation adjustments, net of tax of $(30), $20, and $29 | 76 | (123) | (137) |
| Net change in unrealized gains on available-for-sale securities: | | | |
| Unrealized gains (losses), net of tax of $(3), $1, and $(2) | 8 | (1) | 5 |
| Reclassification adjustment for losses (gains) included in net income, net of tax effect of $3, $1, and $0 | (7) | (2) | (2) |
| Net unrealized gains (losses) on available-for-sale securities | 1 | (3) | 3 |
| Total other comprehensive income (loss) | 77 | (126) | (134) |
| Comprehensive income | $ 38 | $ 505 | $1,018 |

See accompanying notes to consolidated financial statements.

**AMAZON.COM, INC.**

**CONSOLIDATED BALANCE SHEETS**
**(in millions, except per share data)**

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 8,084 | $ 5,269 |
| Marketable securities | 3,364 | 4,307 |
| Inventories | 6,031 | 4,992 |
| Accounts receivable, net and other | 3,364 | 2,571 |
| Deferred tax assets | 453 | 351 |
| Total current assets | 21,296 | 17,490 |
| Property and equipment, net | 7,060 | 4,417 |
| Deferred tax assets | 123 | 28 |
| Goodwill | 2,552 | 1,955 |
| Other assets | 1,524 | 1,388 |
| Total assets | $32,555 | $25,278 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Accounts payable | $13,318 | $11,145 |
| Accrued expenses and other | 5,684 | 3,751 |
| Total current liabilities | 19,002 | 14,896 |
| Long-term debt | 3,084 | 255 |
| Other long-term liabilities | 2,277 | 2,370 |
| Commitments and contingencies | | |
| Stockholders' equity: | | |
| Preferred stock, $0.01 par value: | | |
| Authorized shares — 500 | | |
| Issued and outstanding shares — none | — | — |
| Common stock, $0.01 par value: | | |
| Authorized shares — 5,000 | | |
| Issued shares — 478 and 473 | | |
| Outstanding shares — 454 and 455 | 5 | 5 |
| Treasury stock, at cost | (1,837) | (877) |
| Additional paid-in capital | 8,347 | 6,990 |
| Accumulated other comprehensive loss | (239) | (316) |
| Retained earnings | 1,916 | 1,955 |
| Total stockholders' equity | 8,192 | 7,757 |
| Total liabilities and stockholders' equity | $32,555 | $25,278 |

See accompanying notes to consolidated financial statements.

## AMAZON.COM, INC.

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
**(in millions)**

| | Common Stock | | | | | | |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Treasury Stock | Additional Paid-In Capital | Accumulated Other Comprehensive Income (Loss) | Retained Earnings | Total Stockholders' Equity |
| Balance at January 1, 2010 | 444 | $ 5 | $ (600) | $5,736 | $ (56) | $ 172 | $5,257 |
| Net income | — | — | — | — | — | 1,152 | 1,152 |
| Other comprehensive income (loss) | — | — | — | — | (134) | — | (134) |
| Exercise of common stock options | 7 | — | — | 16 | — | — | 16 |
| Excess tax benefits from stock-based compensation | — | — | — | 145 | — | — | 145 |
| Stock-based compensation and issuance of employee benefit plan stock | — | — | — | 428 | — | — | 428 |
| Balance at December 31, 2010 | 451 | 5 | (600) | 6,325 | (190) | 1,324 | 6,864 |
| Net income | — | — | — | — | — | 631 | 631 |
| Other comprehensive income (loss) | — | — | — | — | (126) | — | (126) |
| Exercise of common stock options | 5 | — | — | 7 | — | — | 7 |
| Repurchase of common stock | (1) | — | (277) | — | — | — | (277) |
| Excess tax benefits from stock-based compensation | — | — | — | 62 | — | — | 62 |
| Stock-based compensation and issuance of employee benefit plan stock | — | — | — | 569 | — | — | 569 |
| Issuance of common stock for acquisition activity | — | — | — | 27 | — | — | 27 |
| Balance at December 31, 2011 | 455 | 5 | (877) | 6,990 | (316) | 1,955 | 7,757 |
| Net income (loss) | — | — | — | — | — | (39) | (39) |
| Other comprehensive income | — | — | — | — | 77 | — | 77 |
| Exercise of common stock options | 4 | — | — | 8 | — | — | 8 |
| Repurchase of common stock | (5) | — | (960) | — | — | — | (960) |
| Excess tax benefits from stock-based compensation | — | — | — | 429 | — | — | 429 |
| Stock-based compensation and issuance of employee benefit plan stock | — | — | — | 854 | — | — | 854 |
| Issuance of common stock for acquisition activity | — | — | — | 66 | — | — | 66 |
| Balance at December 31, 2012 | 454 | $ 5 | $(1,837) | $8,347 | $(239) | $1,916 | $8,192 |

See accompanying notes to consolidated financial statements.

# AMAZON.COM, INC.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## Note 1—DESCRIPTION OF BUSINESS AND ACCOUNTING POLICIES

*Description of Business*

Amazon.com opened its virtual doors on the World Wide Web in July 1995 and offers Earth's Biggest Selection. We seek to be Earth's most customer-centric company for four primary customer sets: consumers, sellers, enterprises, and content creators. We serve consumers through our retail websites and focus on selection, price, and convenience. We also manufacture and sell Kindle devices. We offer programs that enable sellers to sell their products on our websites and their own branded websites and to fulfill orders through us, and programs that allow authors, musicians, filmmakers, app developers, and others to publish and sell content. We serve developers and enterprises of all sizes through AWS, which provides access to technology infrastructure that enables virtually any type of business. In addition, we generate revenue through services, such as advertising services and co-branded credit card agreements.

We have organized our operations into two principal segments: North America and International. See "Note 12—Segment Information."

*Prior Period Reclassifications*

Certain prior period amounts have been reclassified to conform to the current period presentation. Long-term debt is now presented separately on our consolidated balance sheets.

*Principles of Consolidation*

The consolidated financial statements include the accounts of Amazon.com, Inc., its wholly-owned subsidiaries, and those entities in which we have a variable interest and are the primary beneficiary. Intercompany balances and transactions between consolidated entities are eliminated.

*Use of Estimates*

The preparation of financial statements in conformity with GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. Estimates are used for, but not limited to, determining the selling price of products and services in multiple element revenue arrangements and determining the lives of these elements, incentive discount offers, sales returns, vendor funding, stock-based compensation, income taxes, valuation and impairment of investments, inventory valuation and inventory purchase commitments, collectability of receivables, valuation of acquired intangibles and goodwill, depreciable lives of property and equipment, internally-developed software, acquisition purchase price allocations, investments in equity interests, and contingencies. Actual results could differ materially from those estimates.

*Earnings per Share*

Basic earnings per share is calculated using our weighted-average outstanding common shares. Diluted earnings per share is calculated using our weighted-average outstanding common shares including the dilutive effect of stock awards as determined under the treasury stock method.

The following table shows the calculation of diluted shares (in millions):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Shares used in computation of basic earnings per share | 453 | 453 | 447 |
| Total dilutive effect of outstanding stock awards (1) | — | 8 | 9 |
| Shares used in computation of diluted earnings per share | 453 | 461 | 456 |

(1) Calculated using the treasury stock method, which assumes proceeds are used to reduce the dilutive effect of outstanding stock awards. Assumed proceeds include the unrecognized deferred compensation of stock awards, and assumed tax proceeds from excess stock-based compensation deductions.

*Cash and Cash Equivalents*

We classify all highly liquid instruments with an original maturity of three months or less at the time of purchase as cash equivalents.

*Inventories*

Inventories, consisting of products available for sale, are primarily accounted for using the FIFO method, and are valued at the lower of cost or market value. This valuation requires us to make judgments, based on currently-available information, about the likely method of disposition, such as through sales to individual customers, returns to product vendors, or liquidations, and expected recoverable values of each disposition category.

We provide Fulfillment by Amazon services in connection with certain of our sellers' programs. Third-party sellers maintain ownership of their inventory, regardless of whether fulfillment is provided by us or the third-party sellers, and therefore these products are not included in our inventories.

*Accounts Receivable, Net, and Other*

Included in "Accounts receivable, net and other" on our consolidated balance sheets are amounts primarily related to vendor and customer receivables. At December 31, 2012 and 2011, vendor receivables, net, were $1.1 billion and $934 million, and customer receivables, net, were $1.5 billion and $1.2 billion.

*Allowance for Doubtful Accounts*

We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. The allowance for doubtful accounts was $116 million and $82 million at December 31, 2012 and 2011.

*Internal-use Software and Website Development*

Costs incurred to develop software for internal use and our websites are capitalized and amortized over the estimated useful life of the software. Costs related to design or maintenance of internal-use software and website development are expensed as incurred. For the years ended 2012, 2011, and 2010, we capitalized $454 million (including $74 million of stock-based compensation), $307 million (including $51 million of stock-based compensation), and $213 million (including $38 million of stock-based compensation) of costs associated with internal-use software and website development. Amortization of previously capitalized amounts was $327 million, $236 million, and $184 million for 2012, 2011, and 2010.

*Property and Equipment, Net*

Property and equipment are stated at cost. Property includes buildings and land that we own, along with property we have acquired under build-to-suit, financing, and capital lease arrangements. Equipment includes assets such as furniture and fixtures, heavy equipment, servers and networking equipment, and internal-use software and website development. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets (generally the lesser of 40 years or the remaining life of the underlying building, two years for assets such as internal-use software, three years for our servers, five years for networking equipment, five years for furniture and fixtures, and ten years for heavy equipment). Depreciation expense is classified within the corresponding operating expense categories on our consolidated statements of operations.

*Leases and Asset Retirement Obligations*

We categorize leases at their inception as either operating or capital leases. On certain of our lease agreements, we may receive rent holidays and other incentives. We recognize lease costs on a straight-line basis without regard to deferred payment terms, such as rent holidays that defer the commencement date of required payments. Additionally, incentives we receive are treated as a reduction of our costs over the term of the agreement. Leasehold improvements are capitalized at cost and amortized over the lesser of their expected useful life or the non-cancellable term of the lease.

We establish assets and liabilities for the estimated construction costs incurred under build-to-suit lease arrangements to the extent we are involved in the construction of structural improvements or take construction risk prior to commencement of a lease. Upon occupancy of facilities under build-to-suit leases, we assess whether these arrangements qualify for sales recognition under the sale-leaseback accounting guidance. If we continue to be the deemed owner, the facilities are accounted for as financing leases.

We establish assets and liabilities for the present value of estimated future costs to retire long-lived assets at the termination or expiration of a lease. Such assets are depreciated over the lease period into operating expense, and the recorded liabilities are accreted to the future value of the estimated retirement costs.

*Goodwill*

We evaluate goodwill for impairment annually or more frequently when an event occurs or circumstances change that indicate that the carrying value may not be recoverable. We test goodwill for impairment by first comparing the book value of net assets to the fair value of the reporting units. If the fair value is determined to be less than the book value or qualitative factors indicate that it is more likely than not that goodwill is impaired, a second step is performed to compute the amount of impairment as the difference between the estimated fair value of goodwill and the carrying value. We estimate the fair value of the reporting units using discounted cash flows. Forecasts of future cash flows are based on our best estimate of future net sales and operating expenses, based primarily on expected category expansion, pricing, market segment share, and general economic conditions.

We conduct our annual impairment test as of October 1 of each year, and have determined there to be no impairment for any of the periods presented. There were no triggering events identified from the date of our assessment through December 31, 2012 that would require an update to our annual impairment test. See "Note 4—Acquisitions, Goodwill, and Acquired Intangible Assets."

*Other Assets*

Included in "Other assets" on our consolidated balance sheets are amounts primarily related to acquired intangible assets, net of amortization; digital video content, net of amortization; certain equity investments; marketable securities restricted for longer than one year, the majority of which are attributable to collateralization of bank guarantees and debt related to our international operations; and intellectual property rights, net of amortization.

*Investments*

We generally invest our excess cash in investment grade short-to intermediate-term fixed income securities and AAA-rated money market funds. Such investments are included in "Cash and cash equivalents," or "Marketable securities" on the accompanying consolidated balance sheets, classified as available for sale, and reported at fair value with unrealized gains and losses included in "Accumulated other comprehensive loss."

Equity investments, including our 29% investment in LivingSocial, are accounted for using the equity method of accounting if the investment gives us the ability to exercise significant influence, but not control, over an investee. The total of our investments in equity-method investees, including identifiable intangible assets, deferred tax liabilities, and goodwill, is included within "Other assets" on our consolidated balance sheets. Our share of the earnings or losses as reported by equity method investees, amortization of the related intangible assets, and related gains or losses, if any, are classified as "Equity-method investment activity, net of tax" on our consolidated statements of operations. Our share of the net income or loss of our equity method investees includes operating and non-operating gains and charges, which can have a significant impact on our reported equity-method investment activity and the carrying value of those investments. We regularly evaluate these investments, which are not carried at fair value, for other-than-temporary impairment. We also consider whether our equity method investments generate sufficient cash flows from their operating or financing activities to meet their obligations and repay their liabilities when they come due.

We record purchases, including incremental purchases, of shares in equity-method investees at cost. Reductions in our ownership percentage of an investee, including through dilution, are generally valued at fair value, with the difference between fair value and our recorded cost reflected as a gain or loss in our equity-method investment activity. In the event we no longer have the ability to exercise significant influence over an equity-method investee, we would discontinue accounting for the investment under the equity method.

Equity investments without readily determinable fair values for which we do not have the ability to exercise significant influence are accounted for using the cost method of accounting and classified as "Other assets" on our consolidated balance sheets. Under the cost method, investments are carried at cost and are adjusted only for other-than-temporary declines in fair value, certain distributions, and additional investments.

Equity investments that have readily determinable fair values are classified as available for sale and are included in "Marketable securities" in our consolidated balance sheet and are recorded at fair value with unrealized gains and losses, net of tax, included in "Accumulated other comprehensive loss."

We periodically evaluate whether declines in fair values of our investments below their book value are other-than-temporary. This evaluation consists of several qualitative and quantitative factors regarding the severity and duration of the unrealized loss as well as our ability and intent to hold the investment until a forecasted recovery occurs. Additionally, we assess whether we have plans to sell the security or it is more likely than not we will be required to sell any investment before recovery of its amortized cost basis. Factors considered include quoted market prices; recent financial results and operating trends; implied values from any recent transactions or offers of investee securities; credit quality of debt instrument issuers; other publicly available information that may affect the value of our investments; duration and severity of the decline in value; and our strategy and intentions for holding the investment.

*Long-Lived Assets*

Long-lived assets, other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or any other significant adverse change that would indicate that the carrying amount of an asset or group of assets may not be recoverable.

For long-lived assets used in operations, impairment losses are only recorded if the asset's carrying amount is not recoverable through its undiscounted, probability-weighted future cash flows. We measure the impairment loss based on the difference between the carrying amount and estimated fair value. Long-lived assets are considered held for sale when certain criteria are met, including when management has committed to a plan to sell the asset, the asset is available for sale in its immediate condition, and the sale is probable within one year of the reporting date. Assets held for sale are reported at the lower of cost or fair value less costs to sell. Assets held for sale were not significant at December 31, 2012 or 2011.

*Accrued Expenses and Other*

Included in "Accrued expenses and other" at December 31, 2012 and 2011 were liabilities of $1.1 billion and $788 million for unredeemed gift certificates. We reduce the liability for a gift certificate when redeemed by a customer. If a gift certificate is not redeemed, we recognize revenue when it expires or, for a certificate without an expiration date, when the likelihood of its redemption becomes remote, generally two years from the date of issuance.

*Unearned Revenue*

Unearned revenue is recorded when payments are received in advance of performing our service obligations and is recognized over the service period. Unearned revenue primarily relates to Amazon Prime memberships and AWS services. Current unearned revenue is included in "Accrued expenses and other" and non-current unearned revenue is included in "Other long-term liabilities" on our consolidated balance sheets. Current unearned revenue was $792 million and $462 million at December 31, 2012 and 2011. Non-current unearned revenue was $108 million and $87 million at December 31, 2012 and 2011.

*Income Taxes*

Income tax expense includes U.S. and international income taxes. Except as required under U.S. tax law, we do not provide for U.S. taxes on our undistributed earnings of foreign subsidiaries that have not been previously taxed since we intend to invest such undistributed earnings indefinitely outside of the U.S. If our intent changes or if these funds are needed for our U.S. operations, we would be required to accrue or pay U.S. taxes on some or all of these undistributed earnings. Undistributed earnings of foreign subsidiaries that are indefinitely invested outside of the U.S were $2.1 billion at December 31, 2012. Determination of the unrecognized deferred tax liability that would be incurred if such amounts were repatriated is not practicable.

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered.

Deferred tax assets are evaluated for future realization and reduced by a valuation allowance to the extent we believe a portion will not be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent cumulative earnings experience and expectations of future taxable income and capital gains by taxing jurisdiction, the carry-forward periods available to us for tax reporting purposes, and other relevant factors. We allocate our valuation allowance to current and long-term deferred tax assets on a pro-rata basis.

We utilize a two-step approach to recognizing and measuring uncertain income tax positions (tax contingencies). The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and which may not accurately forecast actual outcomes. We include interest and penalties related to our tax contingencies in income tax expense.

*Fair Value of Financial Instruments*

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

**Level 1**—Valuations based on quoted prices for identical assets and liabilities in active markets.

**Level 2**—Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

**Level 3**—Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

We measure the fair value of money market funds and equity securities based on quoted prices in active markets for identical assets or liabilities. All other financial instruments were valued either based on recent trades of securities in inactive markets or based on quoted market prices of similar instruments and other significant inputs derived from or corroborated by observable market data. We did not hold any cash, cash equivalents, or marketable securities categorized as Level 3 as of December 31, 2012, or December 31, 2011.

*Revenue*

We recognize revenue from product sales or services rendered when the following four criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the selling price is fixed or determinable, and collectability is reasonably assured. Revenue arrangements with multiple deliverables are divided into separate units and revenue is allocated using estimated selling prices if we do not have vendor-specific objective evidence or third-party evidence of the selling prices of the deliverables. We allocate the arrangement price to each of the elements based on the estimated selling prices of each element. Estimated selling prices are management's best estimates of the prices that we would charge our customers if we were to sell the standalone elements separately and include considerations of customer demand, prices charged by us and others for similar deliverables, and the price if largely based on costs. Sales of our Kindle device are considered arrangements with multiple deliverables, consisting of the device, 3G wireless access and delivery for some models, and software upgrades. The revenue related to the device, which is the substantial portion of the total sale price, and related costs are recognized upon delivery. Revenue related to 3G wireless access and delivery and software upgrades is amortized over the average life of the device, which is estimated to be three years.

We evaluate whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. Generally, when we are primarily obligated in a transaction, are subject to inventory risk, have latitude in establishing prices and selecting suppliers, or have several but not all of these indicators, revenue is recorded at the gross sales price. We generally record the net amounts as commissions earned if we are not primarily obligated and do not have latitude in establishing prices. Such amounts earned are determined using a fixed percentage, a fixed-payment schedule, or a combination of the two.

Product sales represent revenue from the sale of products and related shipping fees and digital content where we are the seller of record. Product sales and shipping revenues, net of promotional discounts, rebates, and return allowances, are recorded when the products are shipped and title passes to customers. Kindle devices sold through retailers are recognized at the point of sale to consumers. Retail sales to customers are made pursuant to a sales contract that provides for transfer of both title and risk of loss upon our delivery to the carrier.

Services sales represent third-party seller fees earned (including commissions) and related shipping fees, and non-retail activities such as AWS, advertising services, and our co-branded credit card agreements. Services sales, net of promotional discounts and return allowances, are recognized when services have been rendered. Amounts received in advance for services, including amounts received for Amazon Prime and web services, are deferred and recognized as revenue over the term.

Return allowances, which reduce revenue, are estimated using historical experience. Revenue from product sales and services rendered is recorded net of sales and consumption taxes. Additionally, we periodically provide incentive offers to our customers to encourage purchases. Such offers include current discount offers, such as percentage discounts off current purchases, inducement offers, such as offers for future discounts subject to a minimum current purchase, and other similar offers. Current discount offers, when accepted by our customers, are treated as a reduction to the purchase price of the related transaction, while inducement offers, when accepted by our customers, are treated as a reduction to purchase price based on estimated future redemption rates. Redemption rates are estimated using our historical experience for similar inducement offers. Current discount offers and inducement offers are presented as a net amount in "Total net sales."

*Cost of Sales*

Cost of sales consists of the purchase price of consumer products and digital content where we are the seller of record, inbound and outbound shipping charges, and packaging supplies. Shipping charges to receive products from our suppliers are included in our inventory, and recognized as cost of sales upon sale of products to our customers. Payment processing and related transaction costs, including those associated with seller transactions, are classified in "Fulfillment" on our consolidated statements of operations.

*Content Costs*

We obtain digital video content through licensing agreements that have a wide range of licensing provisions and are generally from one to five years with fixed payment schedules. When the license fee for a specific movie or television title is determinable or reasonably estimable and available for streaming, we recognize an asset representing the fee per title and a corresponding liability for the amounts owed. We amortize the asset on a straight-line basis over each title's contractual window of availability, which typically ranges from six months to five years. If we are unable to reasonably estimate the cost per title, no asset or liability is recorded and licensing costs are expensed as incurred.

*Vendor Agreements*

We have agreements to receive cash consideration from certain of our vendors, including rebates and cooperative marketing reimbursements. We generally consider amounts received from our vendors as a reduction of the prices we pay for their products and, therefore, record such amounts as a reduction of the cost of inventory we buy from them. Vendor rebates are typically dependent upon reaching minimum purchase thresholds. We evaluate the likelihood of reaching purchase thresholds using past experience and current year forecasts. When volume rebates can be reasonably estimated, we record a portion of the rebate as we make progress towards the purchase threshold.

When we receive direct reimbursements for costs incurred by us in advertising the vendor's product or service, the amount we receive is recorded as an offset to "Marketing" on our consolidated statements of operations.

*Fulfillment*

Fulfillment costs represent those costs incurred in operating and staffing our fulfillment and customer service centers, including costs attributable to buying, receiving, inspecting, and warehousing inventories;

picking, packaging, and preparing customer orders for shipment; payment processing and related transaction costs, including costs associated with our guarantee for certain seller transactions; responding to inquiries from customers, and supply chain management for our manufactured Kindle devices. Fulfillment costs also include amounts paid to third parties that assist us in fulfillment and customer service operations.

*Marketing*

Marketing costs consist primarily of targeted online advertising, television advertising, public relations expenditures; and payroll and related expenses for personnel engaged in marketing, business development, and selling activities. We pay commissions to participants in our Associates program when their customer referrals result in product sales and classify such costs as "Marketing" on our consolidated statements of operations. We also participate in cooperative advertising arrangements with certain of our vendors, and other third parties.

Advertising and other promotional costs are expensed as incurred and were $2.0 billion, $1.4 billion, and $890 million in 2012, 2011, and 2010. Prepaid advertising costs were not significant at December 31, 2012 and 2011.

*Technology and Content*

Technology and content expenses consist principally of technology infrastructure expenses and payroll and related expenses for employees involved in application, product, and platform development, category expansion, editorial content, buying, merchandising selection, systems support, and digital initiatives, as well as costs associated with the compute, storage, and telecommunications infrastructure used internally and supporting AWS.

Technology and content costs are expensed as incurred, except for certain costs relating to the development of internal-use software and website development, including software used to upgrade and enhance our websites and applications supporting our business, which are capitalized and amortized over two years.

*General and Administrative*

General and administrative expenses consist of payroll and related expenses for employees involved in general corporate functions, including accounting, finance, tax, legal, and human relations, among others; costs associated with use by these functions of facilities and equipment, such as depreciation expense and rent; professional fees and litigation costs; and other general corporate costs.

*Stock-Based Compensation*

Compensation cost for all stock-based awards expected to vest is measured at fair value on the date of grant and recognized over the service period. The fair value of restricted stock units is determined based on the number of shares granted and the quoted price of our common stock. Such value is recognized as expense over the service period, net of estimated forfeitures, using the accelerated method. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We consider many factors when estimating expected forfeitures, including employee class, economic environment, and historical experience.

*Other Operating Expense (Income), Net*

Other operating expense (income), net, consists primarily of intangible asset amortization expense and expenses related to legal settlements.

*Other Income (Expense), Net*

Other income (expense), net, consists primarily of foreign currency gains and losses of $(95) million, $64 million, and $75 million in 2012, 2011, and 2010, and realized gains and losses on marketable securities sales of $10 million, $4 million, and $1 million in 2012, 2011, and 2010.

*Foreign Currency*

We have internationally-focused websites for the United Kingdom, Germany, France, Japan, Canada, China, Italy, Spain, and Brazil. Net sales generated from these websites, as well as most of the related expenses directly incurred from those operations, are denominated in the functional currencies of the resident countries. The functional currency of our subsidiaries that either operate or support these websites is the same as the local currency. Assets and liabilities of these subsidiaries are translated into U.S. Dollars at period-end exchange rates, and revenues and expenses are translated at average rates prevailing throughout the period. Translation adjustments are included in "Accumulated other comprehensive income (loss)," a separate component of stockholders' equity, and in the "Foreign-currency effect on cash and cash equivalents," on our consolidated statements of cash flows. Transaction gains and losses including intercompany transactions denominated in a currency other than the functional currency of the entity involved are included in "Other income (expense), net" on our consolidated statements of operations. In connection with the settlement and remeasurement of intercompany balances, we recorded gains (losses) of $(95) million in 2012 and $70 million in both 2011 and 2010.

*Recent Accounting Pronouncements*

In 2011, the Financial Accounting Standards Board ("FASB") issued two Accounting Standard Updates ("ASU"), which amend guidance for the presentation of comprehensive income. The amended guidance requires an entity to present components of net income and other comprehensive income in one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive statements. The option to report other comprehensive income and its components in the statement of stockholders' equity has been eliminated. Although the new guidance changes the presentation of comprehensive income, there are no changes to the components that are recognized in net income or other comprehensive income under existing guidance. We adopted these ASUs using two consecutive statements for all periods presented.

## Note 2—CASH, CASH EQUIVALENTS, AND MARKETABLE SECURITIES

As of December 31, 2012 and 2011, our cash, cash equivalents, and marketable securities primarily consisted of cash, U.S. and foreign government and agency securities, AAA-rated money market funds, and other investment grade securities. Our marketable fixed-income securities have effective maturities of less than 5 years. Cash equivalents and marketable securities are recorded at fair value. The following table summarizes, by major security type, our cash, cash equivalents, and marketable securities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy (in millions):

| | December 31, 2012 | | | |
|---|---|---|---|---|
| | Cost or Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Total Estimated Fair Value |
| Cash | $ 2,595 | — | — | $ 2,595 |
| Level 1 securities: | | | | |
| Money market funds | 5,561 | — | — | 5,561 |
| Equity securities | 2 | — | — | 2 |
| Level 2 securities: | | | | |
| Foreign government and agency securities | 763 | 9 | — | 772 |
| U.S. government and agency securities | 1,809 | 3 | (2) | 1,810 |
| Corporate debt securities | 719 | 6 | — | 725 |
| Asset-backed securities | 49 | — | — | 49 |
| Other fixed income securities | 33 | — | — | 33 |
| | $11,531 | $ 18 | $ (2) | $11,547 |
| Less: Restricted cash, cash equivalents, and marketable securities (1) | | | | (99) |
| Total cash, cash equivalents, and marketable securities | | | | $11,448 |

| | December 31, 2011 | | | |
|---|---|---|---|---|
| | Cost or Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Total Estimated Fair Value |
| Cash | $1,207 | — | — | $1,207 |
| Level 1 securities: | | | | |
| Money market funds | 3,651 | — | — | 3,651 |
| Equity securities | 2 | — | (1) | 1 |
| Level 2 securities: | | | | |
| Foreign government and agency securities | 1,627 | 14 | (1) | 1,640 |
| U.S. government and agency securities | 2,592 | 3 | (2) | 2,593 |
| Corporate debt securities | 562 | 3 | (2) | 563 |
| Asset-backed securities | 56 | — | (1) | 55 |
| Other fixed income securities | 22 | — | — | 22 |
| | $9,719 | $ 20 | $ (7) | $9,732 |
| Less: Restricted cash, cash equivalents, and marketable securities (1) | | | | (156) |
| Total cash, cash equivalents, and marketable securities | | | | $9,576 |

(1) We are required to pledge or otherwise restrict a portion of our cash, cash equivalents, and marketable securities as collateral for standby and trade letters of credit, guarantees, debt, and real estate lease agreements. We classify cash and marketable securities with use restrictions of less than twelve months as "Accounts receivable, net and other" and of twelve months or longer as non-current "Other assets" on our consolidated balance sheets. See "Note 8—Commitments and Contingencies."

The following table summarizes gross gains and gross losses realized on sales of available-for-sale marketable securities (in millions):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Realized gains | $20 | $15 | $5 |
| Realized losses | 10 | 11 | 4 |

The following table summarizes the maturities of our cash equivalent and marketable fixed-income securities as of December 31, 2012 (in millions):

| | Amortized Cost | Estimated Fair Value |
|---|---|---|
| Due within one year | $6,689 | $6,691 |
| Due after one year through five years | 1,968 | 1,981 |
| Due after five years | 277 | 278 |
| | $8,934 | $8,950 |

Actual maturities may differ from the contractual maturities because borrowers may have certain prepayment conditions.

## Note 3—PROPERTY AND EQUIPMENT

Property and equipment, at cost, consisted of the following (in millions):

| | December 31, | |
|---|---|---|
| | 2012 | 2011 |
| Gross Property and Equipment (1): | | |
| Land and buildings | $2,966 | $1,437 |
| Equipment and internal-use software (2) | 6,228 | 4,106 |
| Other corporate assets | 174 | 137 |
| Construction in progress | 214 | 106 |
| Gross property and equipment | $9,582 | $5,786 |
| Total accumulated depreciation (1) | 2,522 | 1,369 |
| Total property and equipment, net | $7,060 | $4,417 |

(1) Excludes the original cost and accumulated depreciation of fully-depreciated assets.
(2) Includes internal-use software of $866 million and $623 million at December 31, 2012 and 2011.

In December 2012, we acquired our corporate headquarters for $1.2 billion consisting of land and 11 buildings that were previously accounted for as financing leases. The acquired building assets will be depreciated over their estimated useful lives of 40 years. We also acquired three city blocks of land for the expansion of our corporate headquarters for approximately $210 million.

Depreciation expense on property and equipment was $1.7 billion, $1.0 billion, and $552 million, which includes amortization of property and equipment acquired under capital lease obligations of $510 million, $335 million, and $164 million for 2012, 2011, and 2010. Gross assets remaining under capital leases were $2.3 billion and $1.6 billion at December 31, 2012 and 2011. Accumulated depreciation associated with capital leases was $1.1 billion and $603 million at December 31, 2012 and 2011. Cash paid for interest on capital leases was $51 million, $44 million, and $26 million for 2012, 2011, and 2010.

## Note 4—ACQUISITIONS, GOODWILL, AND ACQUIRED INTANGIBLE ASSETS

*2012 Acquisition Activity*

In May 2012, we acquired Kiva Systems, Inc. ("Kiva") for a purchase price of $678 million. The primary reason for this acquisition was to improve fulfillment center productivity. Acquisition-related costs were expensed as incurred and were not significant. The aggregate purchase price of this acquisition was allocated as follows (in millions):

| | |
|---|---|
| **Purchase Price** | |
| Cash paid, net of cash acquired | $613 |
| Stock options assumed | 65 |
| | $678 |
| **Allocation** | |
| Goodwill | $560 |
| Intangible assets (1): | |
| Marketing-related | 5 |
| Contract-based | 3 |
| Technology-based | 168 |
| Customer-related | 17 |
| | 193 |
| Property and equipment | 9 |
| Deferred tax assets | 34 |
| Other assets acquired | 41 |
| Deferred tax liabilities | (81) |
| Other liabilities assumed | (78) |
| | $678 |

(1) Acquired intangible assets have estimated useful lives of between four and 10 years, with a weighted-average amortization period of five years.

The fair value of assumed stock options was estimated using the Black-Scholes model. We determined the estimated fair value of identifiable intangible assets acquired primarily by using the income and cost approaches. These assets are included within "Other assets" on our consolidated balance sheets and are being amortized to operating expenses on a straight-line or accelerated basis over their estimated useful lives.

*Pro Forma Financial Information – 2012 Acquisition Activity (unaudited)*

Kiva was consolidated into our financial statements starting on its acquisition date. The net sales and operating loss of Kiva recorded in our consolidated statement of operations from its acquisition date through December 31, 2012, were $61 million and $(62) million. The following pro forma financial information presents our results as if the Kiva acquisition had occurred at the beginning of 2011 (in millions):

| | Year Ended December 31, | |
|---|---|---|
| | 2012 | 2011 |
| Net sales | $61,118 | $48,157 |
| Net income (loss) | (2) | 499 |

*2011 Acquisition Activity*

In 2011, we acquired certain companies for an aggregate purchase price of $771 million. The primary reasons for these acquisitions, none of which was individually material to our consolidated financial statements, were to expand our customer base and sales channels, including our consumer channels and subscription entertainment services. Acquisition-related costs were expensed as incurred and were not significant. The aggregate purchase price of these acquisitions was allocated as follows (in millions):

| | |
|---|---|
| **Purchase Price** | |
| Cash paid, net of cash acquired | $ 637 |
| Existing equity interest | 89 |
| Indemnification holdbacks | 25 |
| Stock options assumed | 20 |
| | $ 771 |
| **Allocation** | |
| Goodwill | $ 615 |
| Intangible assets (1): | |
| Marketing-related | 130 |
| Customer-related | 94 |
| Contract-based | 6 |
| | 230 |
| Property and equipment | 119 |
| Deferred tax assets | 49 |
| Other assets acquired | 68 |
| Accounts payable | (65) |
| Debt | (70) |
| Deferred tax liabilities | (75) |
| Other liabilities assumed (2) | (100) |
| | $ 771 |

(1) Amortization periods range from two to 10 years, with a weighted-average amortization period of eight years.
(2) Includes a $38 million contingent liability related to historic tax exposures.

In addition to cash consideration and the fair value of vested stock options, the aggregate purchase price included the estimated fair value of our previous, noncontrolling interest in one of the acquired companies. We remeasured this equity interest to fair value at the acquisition date and recognized a non-cash gain of $6 million in "Equity-method investment activity, net of tax," in our 2011 consolidated statement of operations. The fair value of assumed stock options was estimated using the Black-Scholes model. We determined the estimated fair value of identifiable intangible assets acquired primarily by using the income and cost approaches. Purchased identifiable intangible assets are included within "Other assets" on our consolidated balance sheets and are being amortized to operating expenses on a straight-line or accelerated basis over their estimated useful lives.

Pro forma results of operations have not been presented because the effects of these acquisitions, individually and in the aggregate, were not material to our consolidated results of operations.

*2010 Acquisition Activity*

In 2010, we acquired certain companies for an aggregate purchase price of $228 million, resulting in goodwill of $111 million and acquired intangible assets of $91 million. The primary reasons for these acquisitions were to expand our customer base and sales channels. The purchase price was allocated to the tangible assets and intangible assets acquired and liabilities assumed based on their estimated fair values on the acquisition date, with the remaining unallocated purchase price recorded as goodwill. The fair value assigned to identifiable intangible assets acquired was determined primarily by using the income and cost approaches. These intangible assets are being amortized on a straight-line or accelerated basis over their respective useful lives.

Pro forma results of operations have not been presented because the effects of these acquisitions, individually and in the aggregate, were not material to our consolidated results of operations.

*Goodwill*

The goodwill of the acquired companies is generally not deductible for tax purposes and is primarily related to expected improvements in fulfillment center productivity and sales growth from future product offerings and customers, together with certain intangible assets that do not qualify for separate recognition.

The following summarizes our goodwill activity in 2012 and 2011 by segment (in millions):

| | North America | International | Consolidated |
|---|---|---|---|
| Goodwill - January 1, 2011 | $1,116 | $233 | $1,349 |
| New acquisitions | 417 | 198 | 615 |
| Other adjustments (1) | — | (9) | (9) |
| Goodwill - December 31, 2011 | 1,533 | 422 | 1,955 |
| New acquisitions (2) | 403 | 184 | 587 |
| Other adjustments (1) | 1 | 9 | 10 |
| Goodwill - December 31, 2012 | $1,937 | $615 | $2,552 |

(1) Primarily includes changes in foreign exchange.
(2) Primarily includes the goodwill of Kiva.

*Intangible Assets*

Acquired intangible assets, included within "Other assets" on our consolidated balance sheets, consist of the following (in millions):

| | December 31, | | | | | | |
|---|---|---|---|---|---|---|---|
| | 2012 | | | | 2011 | | |
| | Weighted Average Life Remaining | Acquired Intangibles, Gross (1) | Accumulated Amortization (1) | Acquired Intangibles, Net | Acquired Intangibles, Gross (1) | Accumulated Amortization (1) | Acquired Intangibles, Net |
| Marketing-related | 7.3 | $ 422 | $(113) | $309 | $408 | $ (74) | $334 |
| Contract-based | 3.9 | 177 | (89) | 88 | 189 | (74) | 115 |
| Technology- and content-based | 4.9 | 231 | (30) | 201 | 37 | (13) | 24 |
| Customer-related | 3.2 | 332 | (205) | 127 | 343 | (169) | 174 |
| Acquired intangibles (2) | 5.1 | $1,162 | $(437) | $725 | $977 | $(330) | $647 |

(1) Excludes the original cost and accumulated amortization of fully-amortized intangibles.
(2) Intangible assets have estimated useful lives of between one and 10 years.

Amortization expense for acquired intangibles was $163 million, $149 million, and $105 million in 2012, 2011, and 2010. Expected future amortization expense of acquired intangible assets as of December 31, 2012 is as follows (in millions):

| Year Ended December 31, | |
|---|---|
| 2013 | $159 |
| 2014 | 143 |
| 2015 | 126 |
| 2016 | 103 |
| 2017 | 82 |
| Thereafter | 112 |
| | $725 |

## Note 5—EQUITY-METHOD INVESTMENTS

Our equity-method investments include a 29% interest in LivingSocial. Summarized condensed financial information for this investee, as provided to us by LivingSocial, is as follows (in millions):

| | Year Ended December 31, | |
|---|---|---|
| | **2012** | **2011** |
| Statement of Operations: | | |
| Revenue | $ 536 | $ 250 |
| Operating expense | 862 | 669 |
| Impairment charge | 579 | — |
| Operating loss | (905) | (419) |
| Net loss (1) | $(650) | $(499) |

(1) The difference between the operating loss and net loss for 2012 is primarily due to the recognition of non-operating, non-cash gains on previously held equity positions in companies that LivingSocial acquired during Q1 2012.

| | December 31, | |
|---|---|---|
| | **2012** | **2011** |
| Balance Sheet: | | |
| Current assets | $ 76 | $176 |
| Noncurrent assets | 218 | 271 |
| Current liabilities | 338 | 210 |
| Noncurrent liabilities | 14 | 32 |
| Mandatorily redeemable stock | 205 | 201 |

LivingSocial tested its goodwill and certain long-lived assets for impairment based on certain triggering events. Although its goodwill impairment test is not complete as of the date of this filing, LivingSocial believes an impairment loss is probable and has provided to us its best estimate. Completion of this impairment test by LivingSocial may result in an adjustment to this estimate.

As of December 31, 2012, the book value of our LivingSocial investment was $52 million. The summarized financial information is included for the periods in which we held an equity method ownership interest.

## Note 6—LONG-TERM DEBT

In November 2012, we issued $3.0 billion of unsecured senior notes in three tranches as described in the table below (collectively, the "Notes"). The net carrying amount of the Notes was $3.0 billion and the unamortized discount was $27 million at December 31, 2012. We also have other long-term debt with a carrying amount, including the current portion, of $691 million and $384 million at December 31, 2012 and 2011. The face value of our total long-term debt obligations is as follows (in millions):

| | December 31, | |
|---|---|---|
| | **2012** | **2011** |
| 0.65% Notes due on November 27, 2015 | $ 750 | $ — |
| 1.20% Notes due on November 29, 2017 | 1,000 | — |
| 2.50% Notes due on November 29, 2022 | 1,250 | — |
| Other long-term debt | 691 | 384 |
| Total debt | 3,691 | 384 |
| Less current portion of long-term debt | (579) | (129) |
| Face value of long-term debt | $3,112 | $ 255 |

The effective interest rates of the 2015, 2017, and 2022 Notes were 0.84%, 1.38%, and 2.66%. Interest on the Notes is payable semi-annually in arrears in May and November. We may redeem the Notes at any time in whole, or from time to time, in part at specified redemption prices. We are not subject to any financial covenants under the Notes. We used the net proceeds from the issuance of the Notes for general corporate purposes. The estimated fair value of the Notes was approximately $3.0 billion at December 31, 2012, which is based on quoted prices for our publicly-traded debt as of that date.

The other debt, including the current portion, had a weighted average interest rate of 6.4% and 5.9% in 2012 and 2011. We used the net proceeds from the issuance of the debt to fund certain international operations. The estimated fair value of the other long-term debt, which is based on Level 2 inputs, approximated its carrying value at December 31, 2012 and December 31, 2011.

At December 31, 2012, future principal payments for debt were as follows (in millions):

| Year Ended December 31, | |
|---|---|
| 2013 | $ 579 |
| 2014 | 46 |
| 2015 | 816 |
| 2016 | — |
| 2017 | 1,000 |
| Thereafter | 1,250 |
| | $3,691 |

## Note 7—OTHER LONG-TERM LIABILITIES

Our other long-term liabilities are summarized as follows (in millions):

| | December 31, | |
|---|---|---|
| | 2012 | 2011 |
| Long-term capital lease obligations | $ 737 | $ 598 |
| Long-term financing lease obligations (1) | 9 | 562 |
| Construction liabilities | 87 | 59 |
| Tax contingencies | 336 | 266 |
| Other (2) | 1,108 | 885 |
| | $2,277 | $2,370 |

(1) Long-term financing lease obligations related to our corporate headquarters leases are no longer included as we acquired the associated land and buildings in December 2012. See "Note 3 – Property and Equipment."

(2) Primarily includes long-term deferred tax liabilities.

*Capital Leases*

Certain of our equipment, primarily related to technology infrastructure, and buildings have been acquired under capital leases. Long-term capital lease obligations are as follows (in millions):

| | December 31, 2012 |
|---|---|
| Gross capital lease obligations | $1,342 |
| Less imputed interest | (50) |
| Present value of net minimum lease payments | 1,292 |
| Less current portion of capital lease obligation | (555) |
| Total long-term capital lease obligations | $ 737 |

*Construction Liabilities*

We capitalize construction in progress and record a corresponding long-term liability for build-to-suit lease agreements where we are considered the owner during the construction period for accounting purposes.

*Tax Contingencies*

We have recorded tax reserves for tax contingencies, inclusive of accrued interest and penalties, of approximately $336 million as of December 31, 2012, and $266 million as of December 31, 2011, for U.S. and foreign income taxes. These contingencies primarily relate to transfer pricing, state income taxes, and research and development credits. See "Note 11—Income Taxes" for discussion of tax contingencies.

The remainder of our long-term liabilities primarily includes deferred tax liabilities, unearned revenue, asset retirement obligations, and deferred rental liabilities.

## Note 8—COMMITMENTS AND CONTINGENCIES

*Commitments*

We have entered into non-cancellable operating, capital, and financing leases for equipment and office, fulfillment center, and data center facilities. Rental expense under operating lease agreements was $541 million, $362 million, and $225 million for 2012, 2011, and 2010.

The following summarizes our principal contractual commitments, excluding open orders for purchases that support normal operations, as of December 31, 2012 (in millions):

| | Year Ended December 31, | | | | | | |
|---|---|---|---|---|---|---|---|
| | 2013 | 2014 | 2015 | 2016 | 2017 | Thereafter | Total |
| Operating and capital commitments: | | | | | | | |
| Debt principal and interest | $ 656 | $ 105 | $ 866 | $ 43 | $1,069 | $1,380 | $ 4,119 |
| Capital leases, including interest | 562 | 403 | 214 | 51 | 17 | 95 | 1,342 |
| Financing lease obligations, including interest | 1 | 1 | 1 | 1 | 1 | 9 | 14 |
| Operating leases | 595 | 634 | 570 | 514 | 453 | 2,688 | 5,454 |
| Unconditional purchase obligations (1) | 302 | 239 | 143 | 38 | 1 | — | 723 |
| Other commitments (2) (3) | 380 | 276 | 253 | 110 | 78 | 436 | 1,533 |
| Total commitments | $2,496 | $1,658 | $2,047 | $757 | $1,619 | $4,608 | $13,185 |

(1) Includes unconditional purchase obligations related to agreements to acquire and license digital video content that represent long-term liabilities or that are not reflected on the consolidated balance sheets.

(2) Includes the estimated timing and amounts of payments for rent and tenant improvements associated with build-to-suit lease arrangements that have not been placed in service.

(3) Excludes $294 million of tax contingencies for which we cannot make a reasonably reliable estimate of the amount and period of payment, if any.

*Pledged Securities*

We have pledged or otherwise restricted $99 million and $156 million in 2012 and 2011 of our cash and marketable securities as collateral for standby and trade letters of credit, guarantees, debt related to our international operations, as well as real estate leases.

*Inventory Suppliers*

During 2012, no vendor accounted for 10% or more of our inventory purchases. We generally do not have long-term contracts or arrangements with our vendors to guarantee the availability of merchandise, particular payment terms, or the extension of credit limits.

*Legal Proceedings*

The Company is involved from time to time in claims, proceedings, and litigation, including the following:

Beginning in March 2003, we were served with complaints filed in several different states, including Illinois, by a private litigant, Beeler, Schad & Diamond, P.C., purportedly on behalf of the state governments under various state False Claims Acts. The complaints allege that we (along with other companies with which we have commercial agreements) wrongfully failed to collect and remit sales and use taxes for sales of personal property to customers in those states and knowingly created records and statements falsely stating we were not required to collect or remit such taxes. In December 2006, we learned that one additional complaint was filed in the state of Illinois by a different private litigant, Matthew T. Hurst, alleging similar violations of the Illinois state law. The Hurst case was dismissed with prejudice in June 2012. All of the complaints seek injunctive relief, unpaid taxes, interest, attorneys' fees, civil penalties of up to $10,000 per violation, and treble or punitive damages under the various state False Claims Acts. It is possible that we have been or will be named in similar cases in other states as well. We dispute the allegations of wrongdoing in these complaints and intend to vigorously defend ourselves in these matters.

In November 2007, an Austrian copyright collection society, Austro-Mechana, filed lawsuits against several Amazon.com EU subsidiaries in the Commercial Court of Vienna, Austria and in the District Court of Munich, Germany seeking to collect a tariff on blank digital media sold by our EU-based retail websites to customers located in Austria. In July 2008, the German court stayed the German case pending a final decision in the Austrian case. In July 2010, the Austrian court ruled in favor of Austro-Mechana and ordered us to report all sales of products to which the tariff potentially applies for a determination of damages. We contested Austro-Mechana's claim and in September 2010 commenced an appeal in the Commercial Court of Vienna. We lost this appeal and in March 2011 commenced an appeal in the Supreme Court of Austria. In October 2011, the Austrian Supreme Court referred the case to the European Court of Justice.

In April 2009, Parallel Networks, LLC filed a complaint against us for patent infringement in the United States District Court for the Eastern District of Texas. The complaint alleged, among other things, that our website technology infringed a patent owned by Parallel Networks purporting to cover a "Method And Apparatus For Client-Server Communication Using a Limited Capability Client Over A Low-Speed Communications Link" (U.S. Patent No. 6,446,111) and sought injunctive relief, monetary damages, costs and attorneys' fees. The complaint was dismissed without prejudice in February 2010, but the plaintiff filed a new complaint against us the following month containing similar allegations. In December 2011, the court granted Amazon's motion for summary judgment and dismissed the claims against Amazon with prejudice. In January 2013, the United States Court of Appeals for the Federal Circuit affirmed the judgment of the district court.

In May 2009, Big Baboon, Inc. filed a complaint against us for patent infringement in the United States District Court for the Central District of California. The complaint alleges, among other things, that our third-party selling and payments technology infringes a patent owned by Big Baboon, Inc. purporting to cover an "Integrated Business-to-Business Web Commerce and Business Automation System" (U.S. Patent No. 6,115,690) and seeks injunctive relief, monetary damages, treble damages, costs and attorneys' fees. In February 2011, the Court entered an order staying the lawsuit pending the outcome of the Patent and Trademark Office's re-examination of the patent in suit. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In September 2009, SpeedTrack, Inc. filed a complaint against us for patent infringement in the United States District Court for the Northern District of California. The complaint alleges, among other things, that our website technology infringes a patent owned by SpeedTrack purporting to cover a "Method For Accessing Computer Files and Data, Using Linked Categories Assigned to Each Data File Record on Entry of the Data File Record" (U.S. Patent Nos. 5,544,360) and seeks injunctive relief, monetary damages, enhanced damages, costs and attorneys' fees. In November 2009, the Court entered an order staying the lawsuit pending the outcome of the Patent and Trademark Office's re-examination of the patent in suit and the resolution of similar litigation against another party. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In October 2009, Eolas Technologies Incorporated filed a complaint against us for patent infringement in the United States District Court for the Eastern District of Texas. The complaint alleges, among other things, that our website technology infringes two patents owned by Eolas purporting to cover "Distributed Hypermedia Method for Automatically Invoking External Application Providing Interaction and Display of Embedded Objects within a Hypermedia Document" (U.S. Patent No. 5,838,906) and "Distributed Hypermedia Method and System for Automatically Invoking External Application Providing Interaction and Display of Embedded Objects within a Hypermedia Document" (U.S. Patent No. 7,599,985) and seeks injunctive relief, monetary damages, costs and attorneys' fees. In February 2012, the Court held a jury trial to determine the validity of the patent claims, and the jury found all asserted claims invalid. In August 2012, the plaintiff filed a notice of appeal. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In December 2009, Nazomi Communications, Inc. filed a complaint against us for patent infringement in the United States District Court for the Eastern District of Texas. The complaint alleges, among other things, that the processor core in our Kindle e-reader infringes two patents owned by Nazomi purporting to cover "Java virtual machine hardware for RISC and CISC processors" and "Java hardware accelerator using microcode engine" (U.S. Patent Nos. 7,080,362 and 7,225,436) and seeks monetary damages, injunctive relief, costs and attorneys' fees. In October 2010, the case was transferred to the United States District Court for the Northern District of California. In January 2012, Nazomi added Amazon to a second lawsuit, which alleges, among other things, that the Kindle Fire infringes a patent owned by Nazomi purporting to cover a "Constant Pool Reference Resolution Method" (U.S. Patent No. 6,338,160) also seeking monetary damages, injunctive relief, costs and attorneys' fees. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In July 2010, Positive Technologies Inc. filed a complaint against us for patent infringement in the United States District Court for the Eastern District of Texas. The complaint alleges, among other things, that certain of our products, including our Kindle e-reader, infringe three patents owned by the plaintiff purporting to cover a "DC Integrating Display Driver Employing Pixel Status Memories" (U.S. Patent Nos. 5,444,457; 5,627,558 and 5,831,588) and seeks monetary damages, injunctive relief, costs and attorneys' fees. In April 2011, the case was transferred to the United States District Court for the Northern District of California. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In July 2010, the Federal Trade Commission ("FTC") staff informed us that it was considering whether to recommend enforcement proceedings against us for advertising and selling certain textile fiber products as "bamboo" when they are made of rayon manufactured from bamboo, in violation of the Textile Fiber Product Identification Act, the FTC Act, and the regulations promulgated thereunder. We do not believe we violated these laws and regulations and cooperated voluntarily with the Commission's inquiry. In September 2011, we learned that the Commission voted to refer the matter to the Department of Justice for enforcement proceedings. In January 2013, we entered into a settlement of the inquiry that included, among other things, payment of a civil penalty. The payment was not material to either the current or future years.

In September 2010, Olympic Developments AG, LLC filed a complaint against us for patent infringement in the United States District Court for the Central District of California. The complaint alleges, among other things, that certain aspects of our technology, including our Kindle e-reader, infringe two patents owned by the plaintiff purporting to cover a "Transactional Processing System" (U.S. Patent No. 5,475,585) and a "Device for Controlling Remote Interactive Receiver" (U.S. Patent No. 6,246,400B1) and seeks monetary damages, injunctive relief, costs and attorneys' fees. In February 2011, the case was transferred to the United States District Court for the Western District of Washington. In September 2011, the Court entered an order staying the lawsuit pending the outcome of the Patent and Trademark Office's re-examination of the patents in suit. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In November 2010, Kelora Systems, LLC filed a complaint against us for patent infringement in the United States District Court for the Western District of Wisconsin. The complaint alleged that our website infringes a patent owned by Kelora Systems purporting to cover a "Method and system for executing a guided parametric search" (U.S. Patent No. 6,275,821) and sought monetary damages, costs, attorneys' fees, and injunctive relief. In March 2011, the case was transferred to the United States District Court for the Northern District of California. In August 2011, Kelora filed an amended complaint adding Amazon subsidiaries Audible and Zappos as defendants. In May 2012, the lawsuit was dismissed on summary judgment. In June 2012, Kelora appealed to the United States Court of Appeals for the Federal Circuit. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In December 2010, Technology Innovations, LLC filed a complaint against us for patent infringement in the United States District Court for the Southern District of Texas. The complaint alleges, among other things, that Amazon's sale of e-books and Kindle e-readers infringes a patent owned by the plaintiff purporting to cover a "Device For Including Enhancing Information With Printed Information And Method For Electronic Searching Thereof" (U.S. Patent No. 5,517,407) and seeks monetary damages, injunctive relief, costs, interest, and attorneys' fees. The complaint was dismissed without prejudice in August 2011, but the plaintiff filed a new complaint against us in the United States District Court for the District of Delaware containing similar allegations and alleging infringement of an additional patent purporting to cover an "Apparatus for the Display of Embedded Information" (U.S. Patent No. 7,429,965). We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In January 2011, Rovi Corporation, Rovi Guides, Inc., United Video Properties, Inc., TV Guide Online, LLC, and TV Guide Online, Inc. filed a complaint against Amazon.com, Inc. and IMDb.com, Inc. in the United States District Court for the District of Delaware. The plaintiffs allege, among other things, that the use of links on instant video web pages to DVD and Blu-ray discs; instant video preview, TV season, and season pass options; IMDb TV listings (localized listings); and links on IMDb title pages to DVD and Blue-ray pages on Amazon's website infringe one or more of U.S. Patent No. 5,988,078, entitled "Method and Apparatus for Receiving Customized Television Programming Information by Transmitting Geographic Location to a Service Provider Through a Wide-Area Network"; U.S. Patent No. 6,275,268, entitled "Electronic Television Program Guide with Remote Product Ordering"; U.S. Patent No. 6,769,128, entitled "Electronic Television Program Guide Schedule System and Method with Data Feed Access"; U.S. Patent No. 7,493,643, entitled "Program Guide System with Video-On-Demand Browsing"; and U.S. Patent No. 7,603,690, entitled "Interactive Television Program Guide System with Pay Program Package Promotion." The complaint seeks an unspecified amount of damages, enhanced damages, interest, attorneys' fees, and an injunction. In August 2012, the court granted a stipulated judgment of non-infringement for U.S. Patent No. 6,769,128. In November 2012, Rovi's damages expert opined that, if we are found to infringe the patents-in-suit and the patents are found to be valid (both of which we dispute), Amazon and its affiliates should pay damages of approximately $40 million, subject to enhancement. In December 2012, the court dismissed with prejudice plaintiffs' claims for infringement of U.S. Patent Nos. 5,988,078 and 7,493,643. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In February 2011, SFA Systems, LLC, filed a complaint against us for patent infringement in the United States District Court for the Eastern District of Texas. The complaint alleges, among other things, that by using computer-implemented systems and methods for personalization Amazon and Zappos infringe a patent owned by the plaintiff purporting to cover an "Integrated Computerized Sales Force Automation System" (U.S. Patent No. 6,067,525), and seeks monetary damages, interest, costs, and attorneys' fees. In August 2011, the plaintiff filed an additional complaint against us in the United States District Court for the Eastern District of Texas alleging, among other things, that certain supply chain, sales, marketing, and inventory systems and methods used by Amazon and Zappos infringe a patent owned by the plaintiff purporting to cover a "Sales Force Automation System and Method" (U.S. Patent No. 7,941,341), and seeking monetary damages, interest, costs, and attorneys' fees. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In April 2011, Walker Digital LLC filed several complaints against us for patent infringement in the United States District Court for the District of Delaware. The complaints allege that we infringe several of the plaintiff's U.S. patents by, among other things, providing "cross benefits" to customers through our promotions, (U.S. Patent Nos. 7,831,470 and 7,827,056), using a customer's identified original product to offer a substitute product (U.S. Patent No. 7,236,942), using our product recommendations and personalization features to offer complementary products together (U.S. Patent Nos. 6,601,036 and 6,138,105), enabling customers to subscribe to a delivery schedule for products they routinely use at reduced prices (U.S. Patent No. 5,970,470), and offering personalized advertising based on customers' preferences identified using a data pattern (U.S. Patent No. 7,933,893). Another complaint, filed in the same court in October 2011, alleges that we infringe plaintiff's U.S. Patent No. 8,041,711 by offering personalized advertising based on customer preferences that associate data with resource locators. Another complaint, filed in the same court in February 2012, alleges that we infringe plaintiff's U.S. Patent No. 8,112,359 by using product information received from customers to identify and offer substitute products using a manufacturer database. The complaints seek monetary damages, interest, injunctive relief, costs, and attorneys' fees. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in these matters.

In July 2011, GPNE Corp. filed a complaint against us for patent infringement in the United States District Court for the District of Hawaii. The complaint alleges, among other things, that certain aspects of our technology, including our Kindle e-reader, infringe three patents owned by the plaintiff purporting to cover a "Network Communication System Wherein a Node Obtains Resources for Transmitting Data by Transmitting Two Reservation Requests" (U.S. Patent No. 7,555,267), a "Communication System Wherein a Clocking Signal from a Controller, a Request from a Node, Acknowledgement of the Request, and Data Transferred from the Node are all Provided on Different Frequencies, Enabling Simultaneous Transmission of these Signals" (U.S. Patent No. 7,570,954) and a "Network Communication System with an Alignment Signal to Allow a Controller to Provide Messages to Nodes and Transmission of the Messages over Four Independent Frequencies" (U.S. Patent No. 7,792,492) and seeks monetary damages, interest, costs, and attorneys' fees. In June 2012, the case was transferred to the United States District Court for the Northern District of California. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In September 2011, Parallel Iron, LLC, filed a complaint against us for patent infringement in the United States District Court for the District of Delaware. The complaint alleged, among other things, that certain AWS file storage systems that include a Hadoop Distributed File System infringe a patent owned by the plaintiff purporting to cover "Methods and Systems for a Storage System With a Program-Controlled Switch for Routing Data" (U.S. Patent No. 7,415,565), and sought monetary damages, injunctive relief, costs, and attorneys' fees. In June 2012, the complaint was dismissed with prejudice. Later in June 2012, the plaintiff filed a new complaint in the United States District Court for the District of Delaware alleging that the same AWS file storage systems infringe three additional patents, all entitled "Methods and Systems for a Storage System" (U.S. Patent Nos. 7,197,662; 7,958,388; and 7,543,177), and seeking monetary damages, injunctive relief, costs, and attorneys' fees. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In September 2011, Droplets, Inc. filed a complaint against us for patent infringement in the United States District Court for the Eastern District of Texas. The complaint alleged, among other things, that by offering web applications and software Amazon infringed two patents owned by the plaintiff purporting to cover a "System and Method for Delivering a Graphical User Interface of Remote Applications Over a Thin Bandwidth Connection" (U.S. Patent No. 6,687,745) and a "System and Method for Delivering Remotely Stored Applications and Information" (U.S. Patent No. 7,502,838), and sought monetary damages, injunctive relief, costs, and attorneys' fees. In June 2012, the case was transferred to the United States District Court for the Northern District of California. In December 2012, we entered into a settlement of the litigation that included, among other things, a payment to the plaintiff. The settlement was not material to either the current or future years.

In September 2011, LVL Patent Group, LLC filed three complaints against us for patent infringement in the United States District Court for the District of Delaware. The complaints allege, among other things, that certain aspects of our technology, including our mobile applications, infringe four patents owned by the plaintiff purporting to cover a "Telephone/Transaction Entry Device and System for Entering Transaction Data into Databases (U.S. Patent Nos. 5,805,676; 5,987,103; and 8,019,060) and a "Data Transaction Assembly Server" (U.S. Patent No. 6,044,382), and seek monetary damages, injunctive relief, costs, and attorneys' fees. In August 2012, the court entered judgment declaring the '060 patent to be invalid; the case is proceeding with respect to the '676, '103, and '382 patents. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In December 2011, Personalweb Technologies LLC filed a complaint against Amazon.com, Inc. and Amazon Web Services LLC in the United States District Court for the Eastern District of Texas. The complaint alleges, among other things, that "Amazon Simple Storage Service (S3) and Amazon ElastiCache" infringe U.S. Patent No. 5,978,791, entitled "Data Processing System Using Substantially Unique Identifiers To Identify Data Items, Whereby Data Items Have The Same Identifiers"; U.S Patent No. 6,415,280, entitled "Identifying And Requesting Data In Network Using Identifiers Which Are Based On Contents Of Data"; U.S Patent No. 6,928,442, entitled "Enforcement And Policing Of Licensed Content Using Content-Based Identifiers";

U.S Patent No. 7,802,310, entitled "Controlling Access To Data In A Data Processing System"; U.S. Patent No. 7,945,539, entitled "Distributing And Accessing Data In A Data Processing System"; U.S. Patent No. 7,945,544, entitled "Similarity-Based Access Control Of Data In A Data Processing System"; U.S. Patent No. 7,949,662, entitled "De-Duplication Of Data In A Data Processing System"; and U.S Patent No. 8,001,096, entitled "Computer File System Using Content-Dependent File Identifiers." The complaint seeks an unspecified amount of damages, interest, attorneys' fees, and an injunction. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In December 2011, Round Rock Research, LLC filed a complaint against Amazon.com, Inc. in the United States District Court for the District of Delaware. The complaint alleges, among other things, that "RFID products" and "Kindle products with unlicensed DRAM" infringe U.S. Patent Nos. 5,500,650 and 5,627,544, entitled "Data Communication Method Using Identification Protocol"; U.S. Patent No. 5,974,078, entitled "Modulated Spread Spectrum In RF Identification Systems Method"; U.S. Patent No. 6,459,726, entitled "Backscatter Interrogators, Communication Systems And Backscatter Communication Methods"; U.S. Patent No. RE41,531, entitled "Communications Systems For Radio Frequency Identification (RFID)"; U.S. Patent Nos. 6,975,556 and 7,106,646, entitled "Circuit And Method For Controlling A Clock Synchronizing Circuit For Low Power Refresh Operation"; U.S. Patent No. 7,221,020, entitled "Method To Construct A Self Aligned Recess Gate For DRAM Access Devices"; and U.S. Patent No. 7,389,369, entitled "Active Termination Control." In February 2012, the plaintiff filed an amended complaint that further alleges, among other things, that Kindle products allegedly including "unlicensed flash memory" infringe U.S. Patent No. 5,801,985, entitled "Memory System Having Programmable Control Parameters" and U.S. Patent No. 5,880,996, entitled "Memory System Having Non-Volatile Data Storage Structure For Memory Control Parameters And Method." The complaint seeks an unspecified amount of damages, enhanced damages, interest, and attorneys' fees. In April 2012, the case was stayed pending reexamination of ten of the asserted patents. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In March 2012, OIP Technologies, Inc. filed a complaint against us for patent infringement in the United States District Court for the Northern District of California. The complaint alleged, among other things, that certain aspects of our pricing methods infringed U.S. Patent No. 7,970,713, entitled "Method and Apparatus for Automatic Pricing in Electronic Commerce." The complaint sought three times an unspecified amount of damages, attorneys' fees, and interest. In September 2012, the Court invalidated the plaintiff's patent and dismissed the case with prejudice. In September 2012, OIP appealed the judgment of the district court to the United States Court of Appeals for the Federal Circuit, which, in November 2012, stayed all proceedings pending its decision in a separate case that raises a related question of law.

In May 2012, Clouding IP, LLC f/k/a/ STEC IP, LLC filed a complaint against Amazon.com, Inc. and Amazon Web Services, LLC in the United States District Court for the District of Delaware. The complaint alleges, among other things, that our "Elastic Compute Cloud," "WhisperSync," "Virtual Private Cloud," "Cloud Drive," and "Kindle Store" services infringe one or more of 11 patents: U.S. Patent Nos. 7,596,784, entitled "Method System and Apparatus for Providing Pay-Per-Use Distributed Computing Resources"; 7,065,637, entitled "System for Configuration of Dynamic Computing Environments Using a Visual Interface"; 6,738,799, entitled "Methods and Apparatuses for File Synchronization and Updating Using a Signature List"; 5,944,839, entitled "System and Method for Automatically Maintaining A Computer System"; 5,825,891, entitled "Key Management for Network Communication"; 5,495,607, entitled "Network Management System Having Virtual Catalog Overview of Files Distributively Stored Across Network Domain"; 6,925,481, entitled "Technique for Enabling Remote Data Access And Manipulation From A Pervasive Device"; 7,254,621, entitled "Technique for Enabling Remote Data Access And Manipulation From A Pervasive Device"; 6,631,449, entitled "Dynamic Distributed Data System and Method"; 6,918,014, entitled "Dynamic Distributed Data System and Method"; and 6,963,908, entitled "System for Transferring Customized Hardware and Software Settings from One Computer to Another Computer to Provide Personalized Operating Environments." The complaint seeks an unspecified amount of damages together with interest. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In June 2012, Hand Held Products, Inc., a subsidiary of Honeywell, filed a complaint against Amazon.com, Inc., AMZN Mobile LLC, AmazonFresh LLC, A9.com, Inc., A9 Innovations LLC, and Quidsi, Inc. in the United States District Court for the District of Delaware. The complaint alleges, among other things, that the use of mobile barcode reader applications, including Amazon Mobile, Amazon Price Check, Flow, and AmazonFresh, infringes U.S. Patent No. 6,015,088, entitled "Decoding of Real Time Video Imaging." The complaint seeks an unspecified amount of damages, interest, and an injunction. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In July 2012, Norman Blagman filed a purported class-action complaint against us for copyright infringement in the United States District Court for the Southern District of New York. The complaint alleges, among other things, that we sell digital music in our Amazon MP3 Store obtained from defendant Orchard Enterprises and other unnamed "digital music aggregators" without obtaining mechanical licenses for the compositions embodied in that music. The complaint seeks certification as a class action, statutory damages, attorneys' fees, and interest. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In July 2012, Technology Properties Limited, Phoenix Digital Solutions LLC, and Patriot Scientific Corporation filed a complaint against us for patent infringement in the United States International Trade Commission and in the United States District Court for the Northern District of California. The complaints allege, among other things, that using the Kindle Fire in combination with certain peripheral devices infringes U.S. Patent No. 5,809,336, entitled "High Performance Microprocessor Having Variable Speed System Clock." The ITC complaint seeks an exclusion order preventing the importation of Kindle Fire into the United States. The district court complaint asserts infringement of two additional patents—U.S. Patent Nos. 5,440,749 and 5,530,890, both entitled "High Performance, Low Cost Microprocessor Architecture"—and seeks an unspecified amount of damages, enhanced damages, attorneys' fees, interest, and an injunction. In a November 2012 letter to the Company plaintiff alleged specifically that, if we are found to infringe the patents-in-suit and the patents are found to be valid (both of which we dispute), Amazon and its affiliates should pay damages of approximately $42 million, subject to enhancement, plus $17 million in prejudgment interest. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In August 2012, an Australian quasi-government entity named Commonwealth Scientific and Industrial Research Organization filed a complaint against us in the United States District Court for the Eastern District of Texas. The complaint alleges, among other things, that the sale of "products which are operable according to the Institute of Electrical and Electronics Engineers ("IEEE") 802.11a, g, n, and/or draft n standards" infringe U.S. Patent No. 5,487,069, entitled "Wireless LAN." The complaint seeks an unspecified amount of damages, enhanced damages, attorneys' fees, and injunctive relief. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In September 2012, B.E. Technology, LLC filed a complaint against Amazon Digital Services, Inc. in the United States District Court for the Western District of Tennessee. The complaint alleges, among other things, that Kindle, Kindle Touch, Kindle Touch 3G, Kindle Keyboard 3G, Kindle DX, and Kindle Fire infringe U.S. Patent No. 6,771,290, entitled "Computer Interface Method And Apparatus With Portable Network Organization System And Targeted Advertising." The complaint seeks an unspecified amount of damages, interest, and injunctive relief. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

In November 2012, Innovative Automation LLC filed a complaint against Amazon.com, Inc., Audible, Inc., and On-Demand Publishing LLC dba CreateSpace in the United States District Court for the Eastern District of Texas. The complaint alleges, among other things, that Amazon products and services relating to Kindle content distribution, Audible audiobooks, Amazon Cloud Player, and on-demand CD and DVD duplication infringe U.S. Patent Nos. 7,392,283 and 7,174,362, both entitled "Method and System for Supplying Products and Pre-Stored Digital Data in Response to Demands Transmitted Via Computer Network." The complaint seeks an unspecified amount of damages, interest, and injunctive relief. We dispute the allegations of wrongdoing and intend to vigorously defend ourselves in this matter.

We cannot predict the impact (if any) that any of the matters described above may have on our business, results of operations, financial position, or cash flows. Because of the inherent uncertainties of such matters, including the early stage and lack of specific damage claims in many of them, we cannot estimate the range of possible losses from them (except as otherwise indicated).

See also "Note 11—Income Taxes."

## Note 9—STOCKHOLDERS' EQUITY

*Preferred Stock*

We have authorized 500 million shares of $0.01 par value Preferred Stock. No preferred stock was outstanding for any period presented.

*Common Stock*

Common shares outstanding plus shares underlying outstanding stock awards totaled 470 million, 468 million, and 465 million, at December 31, 2012, 2011, and 2010. These totals include all vested and unvested stock-based awards outstanding, including those awards we estimate will be forfeited.

*Stock Repurchase Activity*

In January 2010, our Board of Directors authorized the Company to repurchase up to $2.0 billion of our common stock with no fixed expiration. We have $763 million remaining under the $2.0 billion repurchase program.

*Stock Award Plans*

Employees vest in restricted stock unit awards over the corresponding service term, generally between two and five years.

*Stock Award Activity*

The following summarizes our restricted stock unit activity (in millions):

| | Number of Units | Weighted Average Grant-Date Fair Value |
|---|---|---|
| Outstanding at January 1, 2010 | 15.7 | $ 66.75 |
| Units granted | 5.3 | 140.43 |
| Units vested | (5.7) | 60.44 |
| Units forfeited | (1.3) | 82.85 |
| Outstanding at December 31, 2010 | 14.0 | $ 95.86 |
| Units granted | 5.4 | 192.82 |
| Units vested | (5.1) | 72.51 |
| Units forfeited | (1.2) | 122.17 |
| Outstanding at December 31, 2011 | 13.1 | $142.54 |
| Units granted | 8.2 | 209.30 |
| Units vested | (4.2) | 109.67 |
| Units forfeited | (1.7) | 168.20 |
| Outstanding at December 31, 2012 | 15.4 | $184.29 |

Scheduled vesting for outstanding restricted stock units at December 31, 2012 is as follows (in millions):

| | Year Ended December 31, | | | | | | |
|---|---|---|---|---|---|---|---|
| | 2013 | 2014 | 2015 | 2016 | 2017 | Thereafter | Total |
| Scheduled vesting—restricted stock units | 4.8 | 5.2 | 3.2 | 1.7 | 0.3 | 0.2 | 15.4 |

As of December 31, 2012, there was $1.3 billion of net unrecognized compensation cost related to unvested stock-based compensation arrangements. This compensation is recognized on an accelerated basis with approximately half of the compensation expected to be expensed in the next twelve months, and has a weighted average recognition period of 1.2 years.

During 2012 and 2011, the fair value of restricted stock units that vested was $928 million and $1.0 billion.

As matching contributions under our 401(k) savings plan, we granted 0.1 million shares of common stock in 2012 and 2011. Shares granted as matching contributions under our 401(k) plan are included in outstanding common stock when issued.

*Common Stock Available for Future Issuance*

At December 31, 2012, common stock available for future issuance to employees is 149 million shares.

## Note 10—ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Changes in the composition of accumulated other comprehensive income (loss) for 2012, 2011, and 2010 are as follows (in millions):

| | Foreign currency translation adjustments | Unrealized gains on available-for-sale securities | Total |
|---|---|---|---|
| Balances as of January 1, 2010 | $ (66) | $10 | $ (56) |
| Other comprehensive income (loss) | (137) | 3 | (134) |
| Balances as of December 31, 2010 | $(203) | $13 | $(190) |
| Other comprehensive income (loss) | (123) | (3) | (126) |
| Balances as of December 31, 2011 | $(326) | $10 | $(316) |
| Other comprehensive income (loss) | 76 | 1 | 77 |
| Balances as of December 31, 2012 | $(250) | $11 | $(239) |

Amounts included in accumulated other comprehensive income (loss) are recorded net of their related income tax effects.

## Note 11—INCOME TAXES

In 2012, 2011, and 2010, we recorded net tax provisions of $428 million, $291 million, and $352 million. A majority of this provision is non-cash. We have tax benefits relating to excess stock-based compensation that are being utilized to reduce our U.S. taxable income. As such, cash taxes paid, net of refunds, were $112 million, $33 million, and $75 million for 2012, 2011, and 2010.

The components of the provision for income taxes, net are as follows (in millions):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Current taxes: | | | |
| U.S. and state | $ 562 | $103 | $311 |
| International | 131 | 52 | 37 |
| Current taxes | 693 | 155 | 348 |
| Deferred taxes: | | | |
| U.S. and state | (156) | 157 | 1 |
| International | (109) | (21) | 3 |
| Deferred taxes | (265) | 136 | 4 |
| Provision for income taxes, net | $ 428 | $291 | $352 |

U.S. and international components of income before income taxes are as follows (in millions):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| U.S. | $ 882 | $658 | $ 886 |
| International | (338) | 276 | 611 |
| Income before income taxes | $ 544 | $934 | $1,497 |

The items accounting for differences between income taxes computed at the federal statutory rate and the provision recorded for income taxes are as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Federal statutory rate | 35.0% | 35.0% | 35.0% |
| Effect of: | | | |
| Impact of foreign tax differential | 31.5 | (8.4) | (12.7) |
| State taxes, net of federal benefits | 0.2 | 1.5 | 1.5 |
| Tax credits | (4.4) | (3.2) | (1.1) |
| Nondeductible stock-based compensation | 11.1 | 4.1 | 1.6 |
| Other, net | 5.2 | 2.2 | (0.8) |
| Total | 78.6% | 31.2% | 23.5% |

Our effective tax rate in 2012, 2011, and 2010 was significantly affected by two factors: the favorable impact of earnings in lower tax rate jurisdictions and the adverse effect of losses incurred in certain foreign jurisdictions for which we may not realize a tax benefit. Income earned in lower tax jurisdictions is primarily related to our European operations, which are headquartered in Luxembourg. Losses incurred in foreign jurisdictions for which we may not realize a tax benefit, primarily generated by subsidiaries located outside of Europe, reduce our pre-tax income without a corresponding reduction in our tax expense, and therefore increase our effective tax rate. We have recorded a valuation allowance against the related deferred tax assets.

In 2012, the adverse impact of such foreign jurisdiction losses was partially offset by the favorable impact of earnings in lower tax rate jurisdictions. Additionally, our effective tax rate in 2012 was more volatile as compared to prior years due to the lower level of pre-tax income generated during the year, relative to our tax expense. For example, the impact of non-deductible expenses on our effective tax rate was greater as a result of our lower pre-tax income. Our effective tax rate in 2012 was also adversely impacted by acquisitions (including integrations) and investments, audit developments, nondeductible expenses, and changes in tax law such as the expiration of the U.S. federal research and development credit at the end of 2011. These items collectively caused our annual effective tax rate to be higher than both the 35% U.S. federal statutory rate and our effective tax rates in 2011 and 2010.

In 2011 and 2010, the favorable impact of earnings in lower tax rate jurisdictions offset the adverse impact of foreign jurisdiction losses and as a result, the effective tax rate in both years was lower than the 35% U.S. federal statutory rate.

Deferred income tax assets and liabilities are as follows (in millions):

| | Year Ended December 31, | |
|---|---|---|
| | 2012 | 2011 |
| Deferred tax assets: | | |
| Net operating losses U.S. - Federal/States (1) | $ 47 | $ 43 |
| Net operating losses foreign (2) | 289 | 113 |
| Accrued liabilities, reserves, & other expenses | 482 | 412 |
| Stock-based compensation | 281 | 178 |
| Deferred revenue | 129 | 41 |
| Assets held for investment | 129 | 64 |
| Other items | 133 | 98 |
| Tax credits (3) | 12 | 7 |
| Total gross deferred tax assets | 1,502 | 956 |
| Less valuation allowance (4) | (415) | (227) |
| Deferred tax assets, net of valuation allowance | 1,087 | 729 |
| Deferred tax liabilities: | | |
| Depreciation & amortization | (698) | (572) |
| Acquisition related intangible assets | (274) | (231) |
| Other items | (29) | (21) |
| Net deferred tax assets (liabilities), net of valuation allowance | $ 86 | $ (95) |

(1) Excluding $9 million and $116 million of deferred tax assets at December 31, 2012 and 2011, related to net operating losses that result from excess stock-based compensation and for which any benefit realized will be recorded to stockholders' equity.

(2) Excluding $2 million and $13 million of deferred tax assets at December 31, 2012 and 2011, related to net operating losses that result from excess stock-based compensation and for which any benefit realized will be recorded to stockholders' equity.

(3) Excluding $146 million and $278 million of deferred tax assets at December 31, 2012 and 2011, related to tax credits that result from excess stock-based compensation and for which any benefit realized will be recorded to stockholders' equity.

(4) Relates primarily to deferred tax assets that would only be realizable upon the generation of future capital gains and net income in certain foreign taxing jurisdictions.

As of December 31, 2012, our federal, foreign, and state net operating loss carryforwards for income tax purposes were approximately $89 million, $1.1 billion, and $606 million. The federal and state net operating loss carryforwards are subject to limitations under Section 382 of the Internal Revenue Code and applicable state tax law. If not utilized, a portion of the federal, foreign, and state net operating loss carryforwards will begin to expire in 2026, 2013, and 2013, respectively. As of December 31, 2012, our tax credit carryforwards for income tax purposes were approximately $158 million. If not utilized, a portion of the tax credit carryforwards will begin to expire in 2020.

The company's consolidated balance sheet reflects tax credit carryforwards excluding amounts resulting from excess stock-based compensation. Accordingly, such credits from excess stock-based compensation are accounted for as an increase to additional paid-in capital if and when realized through a reduction in income taxes payable.

*Tax Contingencies*

We are subject to income taxes in the U.S. and numerous foreign jurisdictions. Significant judgment is required in evaluating our tax positions and determining our provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite our belief that our tax return positions are fully supportable. We adjust these reserves in light of changing facts and circumstances, such as the outcome of tax audits. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate.

The reconciliation of our tax contingencies is as follows (in millions):

| | December 31, | | |
|---|---|---|---|
| | **2012** | **2011** | **2010** |
| Gross tax contingencies – January 1 | $229 | $213 | $181 |
| Gross increases to tax positions in prior periods | 91 | 22 | 31 |
| Gross decreases to tax positions in prior periods | (47) | (3) | (1) |
| Gross increases to current period tax positions | 26 | 4 | 5 |
| Audit settlements paid | (4) | (1) | (3) |
| Lapse of statute of limitations | (1) | (6) | — |
| Gross tax contingencies – December 31 (1) | $294 | $229 | $213 |

(1) As of December 31, 2012, we had $294 million of tax contingencies all of which, if fully recognized, would decrease our effective tax rate.

As of December 31, 2012 and 2011, we had accrued interest and penalties, net of federal income tax benefit, related to tax contingencies of $25 million and $24 million. Interest and penalties, net of federal income tax benefit, recognized for the year ended December 31, 2012, 2011, and 2010 was $1 million, $3 million, and $4 million.

We are under examination, or may be subject to examination, by the Internal Revenue Service ("IRS") for the calendar year 2005 or thereafter. These examinations may lead to ordinary course adjustments or proposed adjustments to our taxes or our net operating losses. As previously disclosed, we have received Notices of Proposed Adjustment from the IRS for the 2005 and 2006 calendar years relating to transfer pricing with our foreign subsidiaries. The IRS is seeking to increase our U.S. taxable income by an amount that would result in additional federal tax over a seven year period beginning in 2005, totaling approximately $1.5 billion, subject to interest. To date, we have not resolved this matter administratively and, in December 2012, we petitioned the U.S. Tax Court to resolve the matter. We continue to disagree with these IRS positions and intend to vigorously contest them.

Certain of our subsidiaries are under examination or investigation or may be subject to examination or investigation by the French Tax Administration (FTA) for calendar year 2006 or thereafter. These examinations may lead to ordinary course adjustments or proposed adjustments to our taxes. While we have not yet received a final assessment from the FTA, in September 2012, we received proposed tax assessment notices for calendar years 2006 through 2010 relating to the allocation of income between foreign jurisdictions. The notices propose additional French tax of approximately $250 million, including interest and penalties through the date of the assessment. We disagree with the proposed assessment and intend to vigorously contest it. We plan to pursue all available administrative remedies at the FTA, and if we are not able to resolve this matter with the FTA, we plan to pursue judicial remedies. We are also subject to taxation in various states and other foreign jurisdictions including China, Germany, Luxembourg, and the United Kingdom. We are or may be subject to examination by these particular tax authorities for the calendar year 2003 and thereafter.

We expect the total amount of tax contingencies will grow in 2013. In addition, changes in state, federal, and foreign tax laws may increase our tax contingencies. The timing of the resolution of income tax examinations is highly uncertain, and the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ from the amounts accrued. It is reasonably possible that within the next 12 months we will receive additional assessments by various tax authorities or possibly reach resolution of income tax examinations in one or more jurisdictions. These assessments or settlements may or may not result in changes to our contingencies related to positions on tax filings in years through 2012. The actual amount of any change could vary significantly depending on the ultimate timing and nature of any settlements. We cannot currently provide an estimate of the range of possible outcomes.

## Note 12—SEGMENT INFORMATION

We have organized our operations into two principal segments: North America and International. We present our segment information along the same lines that our Chief Executive Officer reviews our operating results in assessing performance and allocating resources.

We allocate to segment results the operating expenses "Fulfillment," "Marketing," "Technology and content," and "General and administrative," but exclude from our allocations the portions of these expense lines attributable to stock-based compensation. We do not allocate the line item "Other operating expense (income), net" to our segment operating results. A majority of our costs for "Technology and content" are incurred in the United States and most of these costs are allocated to our North America segment. There are no internal revenue transactions between our reporting segments.

*North America*

The North America segment consists of amounts earned from retail sales of consumer products (including from sellers) and subscriptions through North America-focused websites such as *www.amazon.com* and *www.amazon.ca* and include amounts earned from AWS. This segment includes export sales from *www.amazon.com* and *www.amazon.ca.*

*International*

The International segment consists of amounts earned from retail sales of consumer products (including from sellers) and subscriptions through internationally-focused websites. This segment includes export sales from these internationally based websites (including export sales from these sites to customers in the U.S. and Canada), but excludes export sales from our U.S. and Canadian websites.

Information on reportable segments and reconciliation to consolidated net income (loss) is as follows (in millions):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| **North America** | | | |
| Net sales | $34,813 | $26,705 | $18,707 |
| Segment operating expenses (1) | 33,221 | 25,772 | 17,752 |
| Segment operating income | $ 1,592 | $ 933 | $ 955 |
| **International** | | | |
| Net sales | $26,280 | $21,372 | $15,497 |
| Segment operating expenses (1) | 26,204 | 20,732 | 14,516 |
| Segment operating income | $ 76 | $ 640 | $ 981 |
| **Consolidated** | | | |
| Net sales | $61,093 | $48,077 | $34,204 |
| Segment operating expenses (1) | 59,425 | 46,504 | 32,268 |
| Segment operating income | 1,668 | 1,573 | 1,936 |
| Stock-based compensation | (833) | (557) | (424) |
| Other operating income (expense), net | (159) | (154) | (106) |
| Income from operations | 676 | 862 | 1,406 |
| Total non-operating income (expense) | (132) | 72 | 91 |
| Provision for income taxes | (428) | (291) | (352) |
| Equity-method investment activity, net of tax | (155) | (12) | 7 |
| Net income (loss) | $ (39) | $ 631 | $ 1,152 |

(1) Represents operating expenses, excluding stock-based compensation and "Other operating expense (income), net," which are not allocated to segments.

Net sales of similar products and services were as follows (in millions):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Net Sales: | | | |
| Consolidated | | | |
| Media | $19,942 | $17,779 | $14,888 |
| Electronics and other general merchandise | 38,628 | 28,712 | 18,363 |
| Other (1) | 2,523 | 1,586 | 953 |
| Total consolidated | $61,093 | $48,077 | $34,204 |

(1) Includes sales from non-retail activities, such as AWS in the North America segment, advertising services, and our co-branded credit card agreements in both segments.

Net sales attributed to foreign countries are as follows (in millions):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| Germany | $8,732 | $7,230 | $5,296 |
| Japan | 7,800 | 6,576 | 5,025 |
| United Kingdom | 6,478 | 5,348 | 3,929 |

Total assets, property and equipment, net, and total property and equipment additions, by segment, reconciled to consolidated amounts are (in millions):

| | Year Ended December 31, | |
|---|---|---|
| | 2012 | 2011 |
| North America | | |
| Total assets | $20,703 | $16,461 |
| Property and equipment, net | 5,481 | 3,413 |
| Total property and equipment additions | 3,348 | 2,259 |
| International | | |
| Total assets | $11,852 | $ 8,817 |
| Property and equipment, net | 1,579 | 1,004 |
| Total property and equipment additions | 969 | 785 |
| Consolidated | | |
| Total assets | $32,555 | $25,278 |
| Property and equipment, net | 7,060 | 4,417 |
| Total property and equipment additions | 4,317 | 3,044 |

Fixed assets, net, located outside of the U.S. represented less than 10% of consolidated fixed assets, net, for any individual country.

Depreciation expense, by segment, is as follows (in millions):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| North America | $1,229 | $ 795 | $455 |
| International | 424 | 239 | 97 |
| Consolidated | $1,653 | $1,034 | $552 |

## Note 13—QUARTERLY RESULTS (UNAUDITED)

The following tables contain selected unaudited statement of operations information for each quarter of 2012 and 2011. The following information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period. Our business is affected by seasonality, which historically has resulted in higher sales volume during our fourth quarter. Unaudited quarterly results are as follows (in millions, except per share data):

| | Year Ended December 31, 2012 (1) | | | |
|---|---|---|---|---|
| | Fourth Quarter | Third Quarter | Second Quarter | First Quarter |
| Net sales | $21,268 | $13,806 | $12,834 | $13,185 |
| Income (loss) before income taxes | 337 | (22) | 146 | 84 |
| Provision for income taxes | 194 | 83 | 109 | 43 |
| Net income (loss) | 97 | (274) | 7 | 130 |
| Basic earnings per share | $ 0.21 | $ (0.60) | $ 0.02 | $ 0.29 |
| Diluted earnings per share | $ 0.21 | $ (0.60) | $ 0.01 | $ 0.28 |
| Shares used in computation of earnings per share: | | | | |
| Basic | 454 | 452 | 451 | 453 |
| Diluted | 461 | 452 | 458 | 460 |

| | Year Ended December 31, 2011 (1) | | | |
|---|---|---|---|---|
| | Fourth Quarter | Third Quarter | Second Quarter | First Quarter |
| Net sales | $17,431 | $10,876 | $9,913 | $9,857 |
| Income before income taxes | 273 | 130 | 225 | 307 |
| Provision for income taxes | 86 | 67 | 49 | 89 |
| Net income | 177 | 63 | 191 | 201 |
| Basic earnings per share | $ 0.39 | $ 0.14 | $ 0.42 | $ 0.44 |
| Diluted earnings per share | $ 0.38 | $ 0.14 | $ 0.41 | $ 0.44 |
| Shares used in computation of earnings per share: | | | | |
| Basic | 455 | 454 | 453 | 451 |
| Diluted | 462 | 461 | 460 | 459 |

(1) The sum of quarterly amounts, including per share amounts, may not equal amounts reported for year-to-date periods. This is due to the effects of rounding and changes in the number of weighted-average shares outstanding for each period.

**Item 9.** ***Changes in and Disagreements with Accountants On Accounting and Financial Disclosure***

None.

**Item 9A.** ***Controls and Procedures***

*Evaluation of Disclosure Controls and Procedures*

We carried out an evaluation required by the 1934 Act, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 13a-15(e) of the 1934 Act, as of December 31, 2012. Based on this evaluation, our principal executive officer and principal financial officer concluded that, as of December 31, 2012, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the 1934 Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms and to provide reasonable assurance that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosures.

*Management's Report on Internal Control over Financial Reporting*

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the 1934 Act. Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2012 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of this assessment, management concluded that, as of December 31, 2012, our internal control over financial reporting was effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Ernst & Young has independently assessed the effectiveness of our internal control over financial reporting and its report is included below.

*Changes in Internal Control Over Financial Reporting*

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2012 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

*Limitations on Controls*

Our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives as specified above. Management does not expect, however, that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.

## Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Amazon.com, Inc.

We have audited Amazon.com, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Amazon.com, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Amazon.com, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Amazon.com, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012 of Amazon.com, Inc. and our report dated January 29, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Seattle, Washington
January 29, 2013

**Item 9B.** ***Other Information***

None.

## PART III

**Item 10.** ***Directors, Executive Officers and Corporate Governance***

Information regarding our Executive Officers required by Item 10 of Part III is set forth in Item 1 of Part I "Business—Executive Officers and Directors." Information required by Item 10 of Part III regarding our Directors and any material changes to the process by which security holders may recommend nominees to the Board of Directors is included in our Proxy Statement relating to our 2013 Annual Meeting of Shareholders, and is incorporated herein by reference. Information relating to our Code of Business Conduct and Ethics and to compliance with Section 16(a) of the 1934 Act is set forth in our Proxy Statement relating to our 2013 Annual Meeting of Shareholders and is incorporated herein by reference. To the extent permissible under Nasdaq rules, we intend to disclose amendments to our Code of Business Conduct and Ethics, as well as waivers of the provisions thereof, on our investor relations website under the heading "Corporate Governance" at www.amazon.com/ir.

**Item 11.** ***Executive Compensation***

Information required by Item 11 of Part III is included in our Proxy Statement relating to our 2013 Annual Meeting of Shareholders and is incorporated herein by reference.

**Item 12.** ***Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters***

Information required by Item 12 of Part III is included in our Proxy Statement relating to our 2013 Annual Meeting of Shareholders and is incorporated herein by reference.

**Item 13.** ***Certain Relationships and Related Transactions***

Information required by Item 13 of Part III is included in our Proxy Statement relating to our 2013 Annual Meeting of Shareholders and is incorporated herein by reference.

**Item 14.** ***Principal Accountant Fees and Services***

Information required by Item 14 of Part III is included in our Proxy Statement relating our 2013 Annual Meeting of Shareholders and is incorporated herein by reference.

# PART IV

## Item 15. *Exhibits, Financial Statement Schedules*

(a) *List of Documents Filed as a Part of This Report:*

(1) *Index to Consolidated Financial Statements:*

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

Consolidated Statements of Cash Flows for each of the three years ended December 31, 2012

Consolidated Statements of Operations for each of the three years ended December 31, 2012

Consolidated Statements of Comprehensive Income for each of the three years ended December 31, 2012

Consolidated Balance Sheets as of December 31, 2012 and 2011

Consolidated Statements of Stockholders' Equity for each of the three years ended December 31, 2012

Notes to Consolidated Financial Statements

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

(2) *Index to Financial Statement Schedules:*

Schedule II – Valuation and Qualifying Accounts

All other schedules have been omitted because the required information is included in the consolidated financial statements or the notes thereto, or because it is not required.

(3) *Index to Exhibits*

See exhibits listed under the Exhibit Index below.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, as of January 29, 2013.

AMAZON.COM, INC.

By: /s/ Jeffrey P. Bezos

**Jeffrey P. Bezos**
**President, Chief Executive Officer and Chairman of the Board**

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities indicated as of January 29, 2013.

| Signature | Title |
|---|---|
| /s/ Jeffrey P. Bezos<br>**Jeffrey P. Bezos** | Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer) |
| /s/ Thomas J. Szkutak<br>**Thomas J. Szkutak** | Senior Vice President and Chief Financial Officer (Principal Financial Officer) |
| /s/ Shelley Reynolds<br>**Shelley Reynolds** | Vice President, Worldwide Controller (Principal Accounting Officer) |
| /s/ Tom A. Alberg<br>**Tom A. Alberg** | Director |
| /s/ John Seely Brown<br>**John Seely Brown** | Director |
| /s/ William B. Gordon<br>**William B. Gordon** | Director |
| /s/ Jamie S. Gorelick<br>**Jamie S. Gorelick** | Director |
| /s/ Alain Monié<br>**Alain Monié** | Director |
| /s/ Jonathan J. Rubinstein<br>**Jonathan J. Rubinstein** | Director |
| /s/ Thomas O. Ryder<br>**Thomas O. Ryder** | Director |
| /s/ Patricia Q. Stonesifer<br>**Patricia Q. Stonesifer** | Director |

## AMAZON.COM, INC.
## SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
## (in millions)

| | Balance at Beginning of Period | Charged to Costs and Expense | Amounts Written Off | Balance at End of Period |
|---|---|---|---|---|
| Allowance for doubtful accounts | | | | |
| December 31, 2012 | $ 82 | $ 136 | $(102) | $116 |
| December 31, 2011 | 77 | 87 | (82) | 82 |
| December 31, 2010 | 66 | 75 | (64) | 77 |
| Allowance for sales returns and commissions | | | | |
| December 31, 2012 | $155 | $(659) | $ 702 | $198 |
| December 31, 2011 | 103 | (490) | 542 | 155 |
| December 31, 2010 | 76 | (396) | 423 | 103 |

## EXHIBIT INDEX

| Exhibit Number | Description |
|---|---|
| 2.1 | Form of Purchase and Sale Agreement dated as of October 1, 2012, between Acorn Development LLC, a wholly owned subsidiary of the Company, and Lake Union III LLC, Lake Union IV LLC, City Place V LLC, City Place II LLC, City Place III LLC, City Place IV LLC, and City Place V LLC, respectively. |
| 3.1 | Restated Certificate of Incorporation of the Company (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the Quarter ended March 31, 2000). |
| 3.2 | Restated Bylaws of the Company (incorporated by reference to the Company's Current Report on Form 8-K, filed February 18, 2009). |
| 10.1† | 1997 Stock Incentive Plan (1997 Stock Incentive Plan (incorporated by reference to the Company's Proxy Statement filed April 13, 2012). |
| 10.2† | 1999 Non-Officer Employee Stock Option Plan (incorporated by reference to the Company's Registration Statement on Form S-8 (Registration No. 333-74419) filed March 15, 1999). |
| 10.3† | Offer Letter of Employment to Diego Piacentini, dated January 17, 2000 (incorporated by reference to the Company's Annual Report on Form 10-K for the Year Ended December 31, 2000). |
| 10.4† | Form of Indemnification Agreement between the Company and each of its Directors (incorporated by reference to the Company's Registration Statement on Form S-1 (Registration No. 333-23795) filed March 24, 1997). |
| 10.5† | Form of Restricted Stock Unit Agreement for Officers and Employees (incorporated by reference to the Company's Annual Report on Form 10-K for the Year Ended December 31, 2002). |
| 10.6† | Form of Restricted Stock Unit Agreement for Directors (incorporated by reference to the Company's Annual Report on Form 10-K for the Year Ended December 31, 2002). |
| 10.7† | Form of Restricted Stock Agreement (incorporated by reference to the Company's Annual Report on Form 10-K for the Year Ended December 31, 2001). |
| 12.1 | Computation of Ratio of Earnings to Fixed Charges. |
| 21.1 | List of Significant Subsidiaries. |
| 23.1 | Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm. |
| 31.1 | Certification of Jeffrey P. Bezos, Chairman and Chief Executive Officer of Amazon.com, Inc., pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934. |
| 31.2 | Certification of Thomas J. Szkutak, Senior Vice President and Chief Financial Officer of Amazon.com, Inc., pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934. |
| 32.1 | Certification of Jeffrey P. Bezos, Chairman and Chief Executive Officer of Amazon.com, Inc., pursuant to 18 U.S.C. Section 1350. |
| 32.2 | Certification of Thomas J. Szkutak, Senior Vice President and Chief Financial Officer of Amazon.com, Inc., pursuant to 18 U.S.C. Section 1350. |
| 101 | The following financial statements from the Company's Annual Report on Form 10-K for the year ended December 31, 2012, formatted in XBRL: (i) Consolidated Statements of Cash Flows, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Income, (iv) Consolidated Balance Sheets, (v) Consolidated Statements of Stockholders' Equity, and (vi) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags. |

† Executive Compensation Plan or Agreement

## Stock Price Performance Graph

The graph set forth below compares cumulative total return on the common stock with the cumulative total return of the Morgan Stanley Technology Index, the S&P 500 Index, and the S&P 500 Retailing Index, resulting from an initial investment of $100 in each and, except in the case of the Morgan Stanley Technology Index, assuming the reinvestment of any dividends, based on closing prices. Measurement points are the last trading day of each of Amazon's fiscal years ended December 31, 2007, 2008, 2009, 2010, 2011, and 2012.


$300
$250
$200
$150
$100
$50
$0
Dollars
2007
2008
2009
2010
2011
2012
Year Ended December 31

| | Legend | Cumulative Total Return Year Ended December 31, 2007 | 2008 | 2009 | 2010 | 2011 | 2012 |
|---|---|---|---|---|---|---|---|
| Amazon.com, Inc. | —◇— | $100 | $55 | $145 | $194 | $187 | $271 |
| Morgan Stanley Technology Index | —△— | 100 | 55 | 93 | 107 | 95 | 110 |
| S&P 500 Index | —□— | 100 | 63 | 80 | 92 | 94 | 109 |
| S&P 500 Retailing Index | —✕— | 100 | 69 | 104 | 130 | 136 | 171 |

*Note:* Stock price performance shown in the Stock Price Performance Graph for the common stock is historical and not necessarily indicative of future price performance.

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